05012517

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Silverstone Corp. Berhad

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3319 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 11/15/05

SILVERSTONE CORPORATION BERHAD

A Member of The Lion Group (41515-D)

Laporan Tahunan 2005 Annual Report

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares in SILVERSTONE CORPORATION BERHAD, you should at once hand this Circular to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

SILVERSTONE CORPORATION BERHAD (41515 - D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice convening the Twenty-Seventh Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 10.45 am is set out in the 2005 Annual Report of the Company. Shareholders are advised to refer to the Notice of the Twenty-Seventh Annual General Meeting and the Form of Proxy which are enclosed in the 2005 Annual Report.

The last date and time for the lodging of the Form of Proxy is 12 November 2005 at 10.45 am.

This Circular is dated 20 October 2005

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"SCB" or "the Company"	:	Silverstone Corporation Berhad
"SCB Group"	:	SCB and its subsidiaries
"ACB"	:	Amalgamated Containers Berhad, a 28.93% owned associated company of Amsteel
"ACB Group"	:	ACB and its subsidiaries and associated companies
"Act"	:	The Companies Act, 1965
"AGM"	:	Annual General Meeting
"Amble Bond Sdn Bhd Group"	:	Amble Bond Sdn Bhd and its subsidiaries and associated companies
"Amsteel"	:	Amsteel Corporation Berhad, a major shareholder of SCB
"Amsteel Group"	:	Amsteel and its subsidiaries and associated companies
"Directors"	:	The Board of Directors of SCB
"Bursa Securities"	:	Bursa Malaysia Securities Berhad
"LCB"	:	Lion Corporation Berhad, a major shareholder of SCB
"LCB Group"	:	LCB and its subsidiaries and associated companies
"LDHB"	:	Lion Diversified Holdings Berhad, a major shareholder of SCB
"LDHB Group"	:	LDHB and its subsidiaries and associated companies
"LFIB"	:	Lion Forest Industries Berhad, an 81.02% owned subsidiary of LICB
"LFIB Group"	:	LFIB and its subsidiaries and associated companies
"LICB"	:	Lion Industries Corporation Berhad, a major shareholder of SCB
"LICB Group"	:	LICB and its subsidiaries and associated companies excluding its public listed subsidiary, LFIB, and its subsidiaries and associated companies

"Lion Holdings Sdn Bhd Group"	:	Lion Holdings Sdn Bhd and its subsidiaries and associated companies
"Lion Motor"	:	Lion Motor Sdn Bhd, a subsidiary of SCB
"Nanjing Jingyi"	:	Nanjing Jingyi Casting Co Ltd, a subsidiary of SCB
"Jincheng Group"	:	Jincheng Group Co Ltd and its subsidiaries and associated companies
"Proposed Shareholders' Mandate"	:	Proposed mandate from the shareholders for the Recurrent Transactions
"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations more particularly described herein in paragraph 3.4 which the SCB Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" or "person connected" with such director or major shareholder of SCB or of its subsidiaries
"Ributasi Holdings Sdn Bhd Group"	:	Ributasi Holdings Sdn Bhd and its subsidiaries and associated companies
"Silverstone Group"	:	Silverstone Berhad, a subsidiary of SCB, and its subsidiaries namely Silverstone Marketing Sdn Bhd, Silverstone Polymer Industries Sdn Bhd, Silverstone Tyreplus Pty Ltd and iMpression Worldwide Inc
"SIT"	:	S.I.T Corporate Learning Centre Sdn Bhd, a subsidiary of SCB
"Wuxi Top"	:	Wuxi Top Absorber Co Ltd, a subsidiary of SCB
"2005 Shareholders' Mandate"	:	Shareholders' mandate obtained on 23 November 2004 for the SCB Group to enter into recurrent related party transactions

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Registered Office:
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

20 October 2005

Directors:

Tan Sri William H.J. Cheng *(Non-Independent Non-Executive Chairman)*
Phang Wai Yeen *(Managing Director, Non-Independent Executive Director)*
Ngan Yow Chong *(Executive Director, Non-Independent Director)*
Tan Sri Dato' Jaafar bin Abdul *(Independent Non-Executive Director)*
Datuk Cheng Yong Kim *(Non-Independent Non-Executive Director)*
Dato' Haji Hashim bin Saad *(Independent Non-Executive Director)*
Eow Kwan Hoong *(Independent Non-Executive Director)*

To: **The Shareholders of Silverstone Corporation Berhad**

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 23 November 2004, the Company obtained the 2005 Shareholders' Mandate for recurrent related party transactions at the Twenty-Sixth AGM of the Company in accordance with Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of Bursa Securities.

The 2005 Shareholders' Mandate shall expire at the conclusion of the forthcoming Twenty-Seventh AGM of the Company unless it is renewed.

On 16 August 2005, the Directors announced that the Company proposes to procure a mandate from its shareholders in relation to the Recurrent Transactions at the forthcoming Twenty-Seventh AGM.

The purpose of this Circular is to provide information relating to the Proposed Shareholders' Mandate and to seek your approval on the ordinary resolution to be tabled as special business at the Twenty-Seventh AGM of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 10.45 am.

Disclosure has been made in the 2005 Annual Report of the Company of the aggregate value of transactions conducted pursuant to the 2005 Shareholders' Mandate during the financial year ended 30 June 2005.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements of Bursa Securities and Paragraph 4.1.4 of Practice Note No. 12/2001 in relation to the Recurrent Transactions

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of Bursa Securities, a listed issuer may seek its shareholders' mandate with regard to recurrent related party transactions which are necessary for the listed issuer's day-to-day operations such as supplies of materials entered into by the listed issuer and/or its subsidiaries subject to the following:

(a) the transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D of the Listing Requirements of Bursa Securities. The draft circular must be submitted to Bursa Securities together with a checklist showing compliance with Part B of Appendix 10D of the Listing Requirements of Bursa Securities; and

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder; and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between SCB (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of Bursa Securities.

Paragraph 4.1.4 of Practice Note No. 12/2001 further states that a shareholders' mandate is subject to annual renewal and any authority conferred by a shareholders' mandate shall continue to be in force only until:

(a) the conclusion of the first AGM of the listed issuer following the general meeting at which such shareholders' mandate was passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after that date is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meeting,

whichever is the earlier.

Accordingly, the Company proposes to seek a shareholders' mandate from its shareholders for the SCB Group to enter into transactions with the Related Parties which are of a revenue or trading nature and necessary for its day-to-day operations, on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the minority shareholders.

The Proposed Shareholders' Mandate, if approved, will take effect from the date of the passing of the ordinary resolution relating thereto at the Twenty-Seventh AGM and will continue to be in force until the conclusion of the next AGM of the Company or until the expiration of the period within which the next AGM is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act) unless revoked or varied by the Company in a general meeting, whichever is the earlier.

2.2 Definitions

For the purpose of determining whether a transaction is a related party transaction, the definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" shall be as defined in Chapters 1 and 10 of the Listing Requirements of Bursa Securities and reproduced hereinbelow:

- director
  - shall have the meaning given in Section 4 of the Act and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

  (a) a member of the director's or major shareholder's family, which family shall have the meaning given in Section 122A of the Act;

  (b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

  (c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

  (d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

  (e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

  (f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

  (g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

  (h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

  (i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interest, direct or indirect, of a related party.

3. DETAILS OF THE RECURRENT TRANSACTIONS

3.1 Background

The principal activity of SCB is investment holding. The SCB Group engages in a range of activities, principally those relating to the following sectors:

Name of Company	Equity Held (%)	Nature of Business
a) **Motor**		
Lion Motor	100	Sale and distribution of motor vehicles
Nanjing Jingyi	60	Manufacture of motorcycle cast iron parts
Wuxi Top	55	Manufacture of motorcycle absorbers
Wuxi Puhua Electroplating Co Ltd	70	Electroplating of motorcycle absorbers
b) **Tyres**		
Silverstone Group	100	Manufacture, sale and distribution of tyres, rubber compounds and other related rubber products and retreading tyres
c) **Others**		
SIT	100	Provision of training services

Due to the diversity and size of the SCB Group, it is anticipated that the SCB Group would, in the ordinary course of business, enter into transactions with classes of related parties set out in paragraph 3.2. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include the transactions described in paragraph 3.4.

The Directors are seeking a shareholders' mandate which allows the SCB Group, in their normal course of business, to enter into categories of recurrent related party transactions referred to in paragraph 3.4 with the classes of related parties set out in paragraph 3.2 provided that such transactions are made on an arm's length basis and on normal commercial terms of the SCB Group which are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of Bursa Securities to be dealt with at the Twenty-Seventh AGM are set out in paragraph 3.4.

3.2 Classes of Related Parties

The Proposed Shareholders' Mandate will apply to the following classes of related parties:

Related Parties	Note
Amsteel Group	i and iii (b), (c), (d), (e) and (f)
LDHB Group	i and iii (c), (d), (e) and (f)
LCB Group	i and iii (c), (d), (e) and (f)
LFIB Group	i and iii (c), (d), (e) and (f)
LICB Group	i and iii (c), (d), (e) and (f)
ACB Group	i, ii and iii (b), (c), (d), (e) and (f)
Lion Holdings Sdn Bhd Group	i and iii (a)
Amble Bond Sdn Bhd Group	i
Ributasi Holdings Sdn Bhd Group	i
Jincheng Group	iv

The principal activity of the Related Parties and the shareholding of the Related Parties in the Company are disclosed in sections 1 and 2 of Appendix I respectively.

The abovementioned corporations are Related Parties as they are persons connected (as indicated by the respective Notes) with:

Notes:

(i) Tan Sri William H.J. Cheng (the Chairman and a major shareholder of SCB) and Datuk Cheng Yong Kim (a director and a major shareholder of SCB) who each has a direct interest, and/or indirect interest held via corporations in which Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim each has more than 15% shareholding.

(ii) Tan Sri Dato' Jaffar bin Abdul (a director of SCB) who is also a director and has a direct interest of less than 5% in ACB.

(iii) the following major shareholders of SCB who each has a direct interest, and/or indirect interest held via corporations in which they each has more than 15% shareholding:

a) Lion Holdings Sdn Bhd
b) Amsteel
c) LCB
d) Lion Development (Penang) Sdn Bhd
e) LDHB
f) LICB

(iv) Jincheng Group Co Ltd who is the joint-venture partner in (a) Wuxi Top (holding 10% equity interest); and (b) Nanjing Jingyi (holding 40% equity interest).

3.3 Directors' and Major Shareholders' Interest

The direct and indirect interest of interested directors and/or major shareholders in SCB (hereinafter referred to as "Interested Directors" and "Interested Major Shareholders" respectively) as at 30 September 2005 are as follows:

Name	<------------------Shareholding---------------->			
	Direct	%	Indirect	%
Interested Directors				
Tan Sri William H.J. Cheng	6,000	**	202,155,509 [(a)]	59.71
Phang Wai Yeen [(1)]	1,252,824	0.37	-	-
Ngan Yow Chong [(2)]	-	-	-	-
Tan Sri Dato' Jaffar bin Abdul [(3)]	220	**	-	-
Datuk Cheng Yong Kim	1,963	**	201,569,944 [(b)]	59.54
Interested Major Shareholders				
Lion Holdings Sdn Bhd	20,021,180	5.91	7,972,843 [(c)]	2.36
Amsteel	98,151,977	28.99	63,749,586 [(d)]	18.83
LCB	2,700	**	173,417,922 [(e)]	51.23
Lion Development (Penang) Sdn Bhd	-	-	173,500,794 [(f)]	51.25
LDHB	-	-	173,420,622 [(g)]	51.23
LICB	-	-	173,420,622 [(g)]	51.23

Notes:

** Negligible

(Direct; Indirect) - represents interest of the companies concerned in SCB.

(1) An employee and director of certain subsidiaries of SCB, all of which are companies wherein Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim are major shareholders. Phang Wai Yeen is therefore a person connected to Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim.

(2) An employee of the Company and the Executive Director of LFIB, both are companies wherein Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim are major shareholders. Ngan Yow Chong is therefore a person connected to Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim.

(3) A director of ACB and has a direct interest of less than 5% in ACB.

(a) Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.07%; Indirect-8.27%), Lancaster Trading Company Limited (Direct-0.09%; Indirect-8.27%), Lion Holdings Sdn Bhd (Direct-5.91%; Indirect-2.36%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.19%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-51.23%), Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%), Lion Holdings Private Limited (Direct-0.01%; Indirect-0.02%), Sin Seng Investment Pte Ltd (Direct-0.02%; Indirect-nil), Ceemax Electronics Sdn Bhd (Direct-negligible; Indirect-nil) and LCB (Direct-negligible; Indirect-51.23%).

(b) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-5.91%; Indirect-2.36%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.19%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-51.23%), Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%), Sin Seng Investment Pte Ltd (Direct-0.02%; Indirect-nil) and LCB (Direct-negligible; Indirect-51.23%).

(c) Deemed interested by virtue of Section 6A of the Act held via Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.19%; Indirect-nil) and Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil).

(d) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil).

(e) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil) and Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%).

(f) Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-51.23%), Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%) and LCB (Direct-negligible; Indirect-51.23%).

(g) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%) and LCB (Direct-negligible; Indirect-51.23%).

The direct and indirect interest of the Interested Directors and Interested Major Shareholders in the Related Parties (as set out above) as at 30 September 2005 are set out in section 3 of Appendix I.

Save as disclosed in section 3 of Appendix I, none of the other Interested Directors and Interested Major Shareholders has any interest, direct or indirect, in the Related Parties.

The direct and indirect interest in shares in the Company of persons connected with the Interested Directors and Interested Major Shareholders (hereinafter referred to as "Persons Connected") as at 30 September 2005 are set out in section 4 of Appendix I.

3.4 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Shareholders' Mandate and the benefits to be derived from them are transactions by the SCB Group relating to the provision of, or obtaining from, the Related Party, products and services in the normal course of business of the SCB Group comprising the following transactions:

Name of Company	Nature of Recurrent Transactions	Estimated Value [1] (RM)	Actual Value [2] (RM)	Related Parties	Interested Parties [5]
	(A) Motor vehicles related				
Lion Motor	(i) The sale of motor vehicles	300,000	53,000	Amsteel Group	(a)
		30,000,000	11,466,000	LCB Group	(b)
		70,000	-	LFIB Group	(b)
		70,000	-	LICB Group	(b)
		70,000	-	ACB Group	(c)
		70,000	-	LDHB Group	(b)
		70,000	-	Ributasi Holdings Sdn Bhd Group	(d)
		70,000	-	Amble Bond Sdn Bhd Group	(d)
	(ii) The purchase of spare parts, tyres, plastic parts, diesel, lubricants oil, component parts and related products	50,000	-	Amsteel Group	(a)
		1,000,000	110,000	LFIB Group	(b)
		5,000	-	ACB Group	(c)
		180,000	-	Ributasi Holdings Sdn Bhd Group	(d)
		150,000	-	LCB Group	(b)
	(iii) The provision of service of motor vehicles and sale of spare parts	100,000	-	Amsteel Group	(a)
		200,000	94,000	LCB Group	(b)
		50,000	-	LFIB Group	(b)
		80,000	12,000	LICB Group	(b)
		30,000	-	ACB Group	(c)
		20,000	-	LDHB Group	(b)
		10,000	-	Ributasi Holdings Sdn Bhd Group	(d)
		10,000	-	Amble Bond Sdn Bhd Group	(d)
	(iv) The obtaining of services of assembly of motor vehicles	6,000,000	1,668,000	LCB Group	(b)
	(v) The purchase of motor vehicles	60,000,000	1,630,000	LCB Group	(b)

Name of Company	Nature of Recurrent Transactions		Estimated Value (1) (RM)	Actual Value (2) (RM)	Related Parties	Interested Parties (5)
Lion Motor	(vi)	The obtaining of security services	50,000	20,000	Amsteel Group	(a)
Wuxi Top Nanjing Jingyi	(vii)	The sale of motorcycle cast iron parts and absorbers	55,000,000	52,252,000	Jincheng Group	(e)
Nanjing Jingyi	(viii)	The purchase of motorcycle cylinders	3,500,000	-	Jincheng Group	(e)
	(B)	Tyres				
Silverstone Group	(i)	The sale of tyres, rubber compounds and related products and services	1,000,000 2,000,000	545,000 240,000	Amsteel Group LCB Group	(a) (b)
	(ii)	The purchase of petroleum, diesel, lubricants oil and related products	3,500,000	429,000	LFIB Group	(b)
	(iii)	The sub-rental of sales office by Silverstone Group from KMA Marketing Sdn Bhd, a subsidiary of LCB (3)	140,000	138,000	LCB Group	(b)
	(iv)	The obtaining of security services and motor vehicle services	150,000 45,000	128,000 4,000	Amsteel Group LCB Group	(a) (b)
	(v)	Provision of technical know-how and "Silverstone" brand name	1,000,000	-	LFIB Group	(b)
	(vi)	The purchase of spare parts	50,000	14,000	Amsteel Group	(a)

Name of Company	Nature of Recurrent Transactions	Estimated Value (1) (RM)	Actual Value (2) (RM)	Related Parties	Interested Parties (5)
	(C) Others				
SIT	(i) The provision of training and other related services	60,000 40,000 300,000 120,000 350,000 30,000 50,000 50,000 15,000	5,000 6,000 126,000 99,000 163,000 17,000 - 22,000 -	Amsteel Group LDHB Group LCB Group LFIB Group LICB Group ACB Group Lion Holdings Sdn Bhd Group Ributasi Holdings Sdn Bhd Group Amble Bond Sdn Bhd Group	(a) (b) (b) (b) (b) (c) (f) (d) (d)
	(ii) The rental of office premises by SIT from Sepang Education Centre Sdn Bhd, a subsidiary of LICB (4)	115,000	112,000	LICB Group	(b)
SCB	(iii) The obtaining of secretarial services from Secretarial Communications Sdn Bhd, a subsidiary of LCB	50,000	33,000	LCB Group	(b)
	(iv) The obtaining of storage services from Lion Metal Industries Sdn Bhd, a subsidiary of Amsteel	20,000	20,000	Amsteel Group	(a)
Silverstone Group Lion Motor SIT	(v) The purchase of energy maintenance system	100,000 100,000 100,000	- - -	LFIB Group	(b)

Name of Company	Nature of Recurrent Transactions	Estimated Value [(1)] (RM)	Actual Value [(2)] (RM)	Related Parties	Interested Parties [(5)]
SCB	(vi) The purchase of office equipment, furniture, computers and other industrial products	50,000	-	Amsteel Group	(a)
Lion Motor		100,000	126,000	LCB Group	(b)
		20,000	7,000	Amble Bond Sdn Bhd Group	(d)
SIT		10,000	-	LFIB Group	(b)
		5,000	-	LICB Group	(b)
Silverstone Group		10,000	-	Ributasi Holdings Sdn Bhd Group	(d)
		5,000	-	LDHB Group	(b)

The value of these transactions may be subject to changes in the next financial year. These transactions will be subject to the review procedures as set out in paragraph 3.5 below.

Notes:

(1) The values are estimates from the Twenty-Seventh AGM to the next AGM based on the actual transacted value for the financial year ended 30 June 2005. The actual amount transacted may vary.

(2) Actual value transacted for the period 1 July 2004 to 30 June 2005.

(3) The premises, owned by Sawako Sdn Bhd (not a related party), is located at Lot 852, Section 64, KTLD Jalan Pending, 93450 Kuching, Sarawak measuring approximately 11,500 square feet in area. Silverstone Marketing Sdn Bhd, a subsidiary of Silverstone, sub-lets the premises from KMA Marketing Sdn Bhd, a subsidiary of LCB, the principal tenant of the premises, at a rental of RM138,000 per annum for a period of two years which shall expire on 30 April 2006. The tenancy may be renewed upon its expiry.

(4) The premises, owned by Lion Klang Parade Sdn Bhd (not a related party), is located at Level 5, Klang Parade, 2112 Jalan Meru, 41050 Klang, Selangor Darul Ehsan measuring approximately 5,200 square feet in area. S.I.T Corporate Learning Centre Sdn Bhd, a subsidiary of the Company, sub-lets the premises from Sepang Education Centre Sdn Bhd, a subsidiary of LICB, the principal tenant of the premises, at a rental of RM112,320 per annum for a period of one year which shall expire on 30 September 2006. The tenancy may be renewed upon its expiry.

(5) The directors and major shareholders deemed interested in the Recurrent Transactions conducted with the respective Related Parties are indicated in the notes as follows:

(a) Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Datuk Cheng Yong Kim, Amsteel, LCB, Lion Development (Penang) Sdn Bhd, LDHB, LICB and the relevant Persons Connected as set out in section 4 of Appendix I.

(b) Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Datuk Cheng Yong Kim, LCB, Lion Development (Penang) Sdn Bhd, LDHB, LICB and the relevant Persons Connected as set out in section 4 of Appendix I.

(c) Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Tan Sri Dato' Jaffar bin Abdul, Datuk Cheng Yong Kim, Amsteel, LCB, Lion Development (Penang) Sdn Bhd, LDHB, LICB and the relevant Persons Connected as set out in section 4 of Appendix I.

(d) Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Datuk Cheng Yong Kim and the relevant Persons Connected as set out in section 4 of Appendix I.

(e) Jincheng Group Co Ltd.

(f) Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Datuk Cheng Yong Kim, Lion Holdings Sdn Bhd and the relevant Persons Connected as set out in section 4 of Appendix I.

3.5 Review Procedures for Recurrent Transactions

The SCB Group has established various methods and procedures to ensure that Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the SCB Group's usual business practices and policies and are on terms not more favourable to the Related Parties than those extended to third parties/public and are not to the detriment of the minority shareholders:

(a) A list of Related Parties has been circulated within the SCB Group and it will be updated for any subsequent changes. The Related Parties have also been notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Recurrent Transactions		
Equal to or exceeding (per purchase contract or purchase order) RM	But less than (per purchase contract or purchase order) RM	Authority Levels
	<1,000,000	Accountant/ Chief Accountant/ Financial Controller + General Manager
1,000,000	<5,000,000	General Manager + Managing Director/ Executive Director/ Director
5,000,000 & above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the Company to capture all Recurrent Transactions which are entered into pursuant to the Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of Recurrent Transactions which will be entered into pursuant to the Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the Company as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee if during periodic reviews, the Audit Committee is of the view that the guidelines and procedures are not sufficient to ensure normal commercial terms and/or the transaction is detrimental to the minority shareholders.

(g) The transaction prices, terms and conditions are determined as follows:

i) by the prevailing market forces, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products/services in the market.

ii) on an arm's length basis and on normal commercial terms and on terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transactions.

iii) on competitive commercial terms. The SCB Group shall identify various sources of supply to secure at least 3 quotations which shall be documented in the "Price Comparison Summary cum Approval Form". In the event less than 3 quotations are available for comparison due to limited sources of supply or potential suppliers' unwillingness to quote, reference shall be made to published market reports, if available, pertaining to transactions of similar products concluded in other markets.

iv) by evaluating and shortlisting vendors prior to price negotiations by the Purchasing Department, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength

After price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by appropriate authority.

v) where appropriate, by conducting a valuation or appraisal of the market value of a transaction by an independent expert and by obtaining additional quotations from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

vi) when quality, payment and other terms and conditions are equal, by the awarding of an order/contract to the supplier with the lowest negotiated price.

vii) by evaluating the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.6 Rationale for the Proposed Shareholders' Mandate and Benefit to the SCB Group and its Shareholders

The trading and distribution businesses in the different sectors described in paragraph 3.1 are the principal businesses of the SCB Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or more of these businesses. It is therefore in the interests of the SCB Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the SCB Group can enjoy synergistic benefits. In addition, the SCB Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the SCB Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the SCB Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The Proposed Shareholders' Mandate, if approved by the shareholders, would eliminate the need to make announcements to Bursa Securities or to convene separate general meetings from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise. This will reduce substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affect the business opportunities available to the SCB Group.

The Proposed Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the SCB Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out on an arm's length basis and on the Group's normal commercial terms and that they are not detrimental to the minority shareholders.

3.7 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.5 and are of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. CONDITION OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate requires the approval of the shareholders at the Twenty-Seventh AGM.

5. FINANCIAL EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is not expected to have any material effect on the issued and paid-up share capital, earnings and net tangible assets of the SCB Group.

6. AGM

The Twenty-Seventh AGM, as convened by the notice incorporated in the 2005 Annual Report, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 10.45 am.

7. ABSTENTION FROM VOTING

The Interested Directors (comprising Tan Sri William H.J. Cheng, Phang Wai Yeen, Ngan Yow Chong, Tan Sri Dato' Jaffar bin Abdul and Datuk Cheng Yong Kim) who are interested in the Recurrent Transactions with the respective Related Parties to the extent as set out in paragraph 3.3 have abstained and will continue to abstain from board deliberation and voting on the Proposed Shareholders' Mandate. The Interested Directors and the Interested Major Shareholders (as set out in paragraph 3.3) who have interest, direct or indirect, in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolution relating to the Proposed Shareholders' Mandate at the Twenty-Seventh AGM. The Interested Directors and the Interested Major Shareholders (as set out in paragraph 3.3) have undertaken to ensure that the Persons Connected (as set out in section 4 of Appendix I) will abstain from voting in respect of their direct and indirect interest on the resolution, relating to the Proposed Shareholders' Mandate at the Twenty-Seventh AGM.

Save as disclosed above, none of the other Directors and major shareholders or persons connected with them has any interest, direct or indirect, in the Proposed Shareholders' Mandate.

8. DIRECTORS' RECOMMENDATION

The Directors (with the exception of the Interested Directors) are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the SCB Group. For the reasons stated in paragraph 3.6, the Directors (with the exception of the Interested Directors) recommend that shareholders vote in favour of the ordinary resolution in respect of the Proposed Shareholders' Mandate to be proposed at the Twenty-Seventh AGM.

9. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix II contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
SILVERSTONE CORPORATION BERHAD

DATO' HAJI HASHIM BIN SAAD
Independent Director

1. PRINCIPAL ACTIVITIES OF RELATED PARTIES SET OUT IN PARAGRAPH 3.2

i. Amsteel Group

Investment holding, real estate, property developer and property management, provision of transportation and forwarding services, plantation, provision of security services and security communication equipment, steel related products, and hotel operators and related services.

ii. LDHB Group

Investment holding, property development, departmental stores, hypermarket and supermarket operations, and manufacture and marketing of computer casings and other related computer products.

iii. LCB Group

Investment holding, manufacture and distribution of flat steel products, office furniture and related steel products, manufacturing and marketing of industrial gases, assembly, sales and distribution of motor vehicles, and share registration and secretarial services.

iv. LFIB Group

Investment holding, trading and distribution of building materials, steel products, consumer goods, lubricants, spark plugs and automative components, manufacturing, trading and distribution of petroleum products, integrated wood-based activities and pulp and paper mill operations, manufacturing and distribution of tyres, and provision of energy management and conservation services.

v. LICB Group

Investment holding, manufacture and marketing of steel bars, wire rods, hot briquetted iron and other steel related products, property development, property management and building construction, provision of educational services, manufacture and marketing plastic components.

vi. ACB Group

Investment holding, manufacture, sale and distribution of steel and iron products, international trading and distribution of electronic components, and manufacture and distribution of automotives and components.

vii. Lion Holdings Sdn Bhd Group

Investment holding, property investment, direct selling of health care and consumer products, manufacture of herbal health drink, producing welding electrodes, steel and related products.

viii. Amble Bond Sdn Bhd Group

Investment and property holding, manufacture of computer monitors, assembly of personal computers, importers, exporters and retailer of computers, computer peripherals and electronic equipment, tool and die making, metal stamping and other metal components.

ix. Ributasi Holdings Sdn Bhd Group

Investment holding and manufacture of plastic computer components.

x. Jincheng Group

Manufacture and sale of motor cycles and related components.

2. **INTEREST IN THE COMPANY OF RELATED PARTIES SET OUT IN PARAGRAPH 3.2**

	Related Party	Shareholding			
		Direct	**%**	**Indirect**	**%**
1	Amsteel through its subsidiary: Umatrac Enterprises Sdn Bhd	98,151,977 63,749,586	28.99 18.83	63,749,586 [(a)] -	18.83 -
2	LDHB	-	-	173,420,622 [(b)]	51.23
3	LCB	2,700	**	173,417,922 [(c)]	51.23
4	LFIB	167,211	0.05	-	-
5	LICB through its subsidiary: Amsteel Mills Sdn Bhd	- 11,349,148	- 3.35	173,420,622 [(b)] 162,071,474 [(d)]	51.23 47.87
6	Lion Holdings Sdn Bhd through its subsidiaries: Araniaga Holdings Sdn Bhd Teck Bee Mining (M) Sendirian Berhad Tirta Enterprise Sdn Bhd Amanvest (M) Sdn Bhd	20,021,180 193 3,135 7,423,034 546,481	5.91 ** ** 2.19 0.16	7,972,843 [(e)] - - - -	2.36 - - - -
7	Amble Bond Sdn Bhd through its subsidiary: Ceemax Electronics Sdn Bhd	- 7,441	- **	7,441 [(f)] -	** -

Notes:

** Negligible

(Direct; Indirect) - represents interest of the companies concerned in SCB.

(a) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil).

(b) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%) and LCB (Direct-negligible; Indirect-51.23%).

(c) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil) and Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%).

(d) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil) and LCB (Direct-negligible; Indirect-51.23%).

(e) Deemed interested by virtue of Section 6A of the Act held via Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.19%; Indirect-nil) and Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil).

(f) Deemed interested by virtue of Section 6A of the Act held via Ceemax Electronics Sdn Bhd (Direct-negligible; Indirect-nil).

Other than as disclosed above, none of the other Related Parties held any shares, direct or indirect in the Company.

3. INTEREST OF THE INTERESTED DIRECTORS AND INTERESTED MAJOR SHAREHOLDERS IN THE RELATED PARTIES SET OUT IN PARAGRAPH 3.3

Interested Directors

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
Tan Sri William H.J. Cheng				
Amsteel*	-	-	629,041,722[a]	47.25
LDHB* - shares	61,935,677	11.99	271,610,331[b]	52.58
- ICULS (1)	-	-	92,529,000	N/A
- RCULS (2)	-	-	97,200,000	N/A
LCB* - shares	452,019	0.05	674,724,219[c]	72.90
- Warrants (3)	-	-	42,160,189	N/A
LFIB*	-	-	170,488,512[d]	81.21
LICB*	-	-	323,938,625[e]	46.47
ACB*	10,000	0.01	31,349,190[f]	41.96
Lion Holdings Sdn Bhd*	-	-	305,216,000[g]	80.00
Amble Bond Sdn Bhd*	2,900,000	58.00	700,000[h]	14.00
Ributasi Holdings Sdn Bhd*	252,000	50.40	-	-
Tan Sri Dato' Jaffar bin Abdul				
Amsteel	1,000	**	-	-
LCB	4,200	**	-	-
ACB	350,000	0.47	-	-
Datuk Cheng Yong Kim				
Amsteel*	87,000	0.01	595,029,117[i]	44.70
LDHB* - shares	6,343,582	1.23	244,389,701[j]	47.31
- ICULS (1)	-	-	61,180,000	N/A
- RCULS (2)	-	-	97,200,000	N/A
LCB*	194,250	0.02	430,448,879[k]	46.51
LFIB*	-	-	170,488,512[l]	81.21
LICB*	1,600,689	0.23	299,998,443[m]	43.04
ACB*	-	-	30,644,805[n]	41.02
Lion Holdings Sdn Bhd*	3,178,819	0.83	73,125,181[o]	19.17
Amble Bond Sdn Bhd	299,000	5.98	-	-
Ributasi Holdings Sdn Bhd	14,000	2.80	-	-

Notes:

N/A Not Applicable

** Negligible

* By virtue of the substantial interest in these companies, the respective Interested Directors are deemed to be interested in the subsidiaries of the said companies.

(1) Irredeemable Convertible Unsecured Loan Stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share of RM0.50 each.

(2) Redeemable Convertible Unsecured Loan Stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share RM0.50 each.

(3) Warrants issued by LCB with a right to subscribe for ordinary shares in LCB on the basis of one new ordinary share for every one warrant held.

<u>**Tan Sri William H.J. Cheng**</u>

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

(a) Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investment Pte Ltd (Direct-0.03%; Indirect-nil), LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), SCB (Direct-2.56%; Indirect-nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).

(b) Deemed interested by virtue of Section 6A of the Act held via Likom Computer System Sdn Bhd (Direct-1.95%; Indirect-nil and 12,290,000 ICULS), Ributasi Holdings Sdn Bhd (Direct-2.12%; Indirect-nil and 19,059,000 ICULS), Lion Development (Penang) Sdn Bhd (Direct-0.21%; Indirect-47.10%, 61,180,000 ICULS and 97,200,000 RCULS), Narajaya Sdn Bhd (Direct-10.24%; Indirect-nil and 61,180,000 ICULS), LCB (Direct-1.82%; Indirect-35.04% and 97,200,000 RCULS), SCB (Direct-0.01%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS), Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil) and Lion Holdings Pte Ltd (Direct-1.20%; Indirect-nil).

(c) Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-0.18%; Indirect-6.11%), Lion Holdings Sdn Bhd (Direct-1.58%; Indirect-4.53%), LDHB (Direct-0.05%; Indirect-24.49%), LICB (Direct-0.19%; Indirect-24.65%), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), Lion Management Sdn Bhd (Direct-0.23%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-39.73%; Indirect-nil), Lancaster Trading Company Limited (Direct-0.30%; Indirect-6.11%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-0.94%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.33%), Finlink Holdings Sdn Bhd (Direct-0.11%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.19%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-0.94%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-3.28%; Indirect-0.11%), Lion Holdings Pte Ltd (Direct-0.03%; Indirect-nil), Viewtrain Company Limited (Direct-0.09%; Indirect-nil), Billion Grow Limited (Direct-0.07%; Indirect-nil), Lion Development (Penang) Sdn Bhd (Direct-0.27%; Indirect-39.96%), Trillionvest Sdn Bhd (Direct-0.10%; Indirect-nil), SCB (Direct-0.41%; Indirect-nil and 710,250 Warrants), Projek Jaya Sdn Bhd (Direct-negligible; Indirect-nil and 3,000 Warrants), Ceemax Electronics Sdn Bhd (Direct-0.02%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct- 0.11%; Indirect-24.54%), Exuniq Sdn Bhd (Direct-0.51%; Indirect-nil and 16,305,027 Warrants) and LDH (S) Pte Ltd (Direct-24.49%; Indirect-nil).

(d) Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Panoron Sdn Bhd (Direct-0.11%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-58.34% #; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

(e) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.93%), Lion Holdings Sdn Bhd (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), Lion Development (Penang) Sdn Bhd (Direct-0.03%; Indirect-42.38%), Sin Seng Investment Pte Ltd (Direct-0.01%; Indirect-nil), Trillionvest Sdn Bhd (Direct-0.03%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil), Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil) and LDHB (Direct-3.40%; Indirect-41.93%).

(f) Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-4.24%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-negligible; Indirect-nil), Horizon Towers Sdn Bhd (Direct-3.58%; Indirect-33.20%), Actual Best Sdn Bhd (Direct-0.94%; Indirect-nil), LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil), Sin Seng Investment Pte Ltd (Direct-negligible; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

(g) Deemed interested by virtue of Section 6A of the Act held via William Cheng Sdn Bhd (Direct-40%; Indirect-20%), Lancaster Trading Company Limited (Direct-20%; Indirect-nil) and Utara Enterprise Sdn Bhd (Direct-20%; Indirect-nil).

(h) Deemed interested by virtue of his wife, Puan Sri Chan Chau Ha @ Chan Chow Har's 14% direct interest in Amble Bond Sdn Bhd.

Datuk Cheng Yong Kim

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

(i) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), Sin Seng Investment Pte Ltd (Direct-0.03%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

(j) Deemed interested by virtue of Section 6A of the Act held via Lion Development (Penang) Sdn Bhd (Direct-0.21%; Indirect-47.10%, 61,180,000 ICULS and 97,200,000 RCULS), Narajaya Sdn Bhd (Direct-10.24%; Indirect-nil and 61,180,000 ICULS), LCB (Direct-1.82%; Indirect-35.04% and 97,200,000 RCULS), SCB (Direct-0.01%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS) and Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil).

(k) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-1.58%; Indirect-4.53%), Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil), Lion Management Sdn Bhd (Direct-0.23%; Indirect-negligible), Horizon Towers Sdn Bhd (Direct-39.73%; Indirect-nil), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Panoron Sdn Bhd (Direct-negligible; Indirect-0.94%), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.33%), Finlink Holdings Sdn Bhd (Direct-0.11%; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-0.19%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-0.94%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-3.28%; Indirect-0.11%), Viewtrain Company Limited (Direct-0.09%; Indirect-nil), Billion Grow Limited (Direct-0.07%; Indirect-nil) and Lion Development (Penang) Sdn Bhd (Direct-0.27%; Indirect-39.96%).

(l) Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%), Panoron Sdn Bhd (Direct-0.11%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-58.34% # ; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

(m) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.93%), Lion Holdings Sdn Bhd (Direct-0.14%; Indirect-0.48%), Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil), Lion Development (Penang) Sdn Bhd (Direct-0.03%; Indirect-42.38%), Sin Seng Investment Pte Ltd (Direct-0.01%; Indirect-nil), SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(n) Deemed interested by virtue of Section 6A of the Act held via Tirta Enterprise Sdn Bhd (Direct-4.24%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-negligible; Indirect-nil), Horizon Towers Sdn Bhd (Direct-3.58%; Indirect-33.20%), LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil), Sin Seng Investment Pte Ltd (Direct-negligible; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

(o) Deemed interested by virtue of Section 6A of the Act held via Lion Realty Pte Ltd (Direct-19.17%; Indirect-nil).

Amsteel Mills Sdn Bhd had assigned the exercise of its voting rights in LFIB amounting to 27.78% to LLB Nominees Sdn Bhd and 6.35% to LICB.

Interested Major Shareholders

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
Lion Holdings Sdn Bhd				
LCB	14,602,021	1.58	41,949,165(1)	4.53
LFIB	-	-	391,241(2)	0.19
LICB	952,451	0.14	3,352,469(3)	0.48
ACB	-	-	3,165,707(4)	4.24
LCB				
Amsteel*	508,151,444	38.17	86,538,473(5)	6.50
LDHB* - shares	9,408,700	1.82	181,031,045(6)	35.04
- RCULS (b)	-	-	97,200,000	N/A
LFIB*	-	-	170,097,271(7)	81.02
LICB*	180,576,909	25.91	111,668,726(8)	16.02
ACB*	2,233,029	2.99	22,571,069(9)	30.21
Amsteel				
LDHB - shares	-	-	63,500(10)	0.01
- RCULS (b)	93,722,000	N/A	-	-
LCB - shares	-	-	8,523,079(11)	0.93
- Warrants (c)	-	-	42,157,189	N/A
ACB*	991,000	1.33	20,625,069(12)	27.61
Lion Development (Penang) Sdn Bhd				
Amsteel*	-	-	594,689,917(13)	44.67
LDHB* - shares	1,061,889	0.21	243,327,812(14)	47.10
- ICULS (a)	-	-	61,180,000	N/A
- RCULS (b)	-	-	97,200,000	N/A
LCB*	2,541,093	0.27	369,896,680(15)	39.96
LFIB*	-	-	170,097,271(16)	81.02
LICB*	225,257	0.03	295,387,878(17)	42.38
ACB*	-	-	27,478,098(18)	36.78
LDHB				
Amsteel*	3,318,501	0.25	591,371,416(19)	44.42
LCB*	431,977	0.05	226,716,252(20)	24.49
LFIB*	-	-	170,097,271(21)	81.02
LICB*	23,720,000	3.40	292,245,635(22)	41.93
ACB*	-	-	24,804,098(23)	33.20
LICB				
Amsteel*	38,781,283	2.91	555,908,634(24)	41.76
LDHB* - shares	58,018,645	11.23	123,012,400(25)	23.81
- RCULS (b)	4,778,000	N/A	97,200,000	N/A
LCB*	1,727,361	0.19	228,138,397(26)	24.65
LFIB*	47,627,236	22.69	122,470,035(27) 13,331,138 @	58.34 6.35
ACB*	-	-	24,804,098(28)	33.20

Notes:

N/A Not Applicable

* By virtue of the substantial interest in these companies, the respective Interested Major Shareholders are deemed to be interested in the subsidiaries of the said companies.

(a) Irredeemable Convertible Unsecured Loan Stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share of RM0.50 each.

(b) Redeemable Convertible Unsecured Loan Stocks issued by LDHB with a right to convert into new LDHB shares at a conversion price of RM0.86 per LDHB share RM0.50 each.

(c) Warrants issued by LCB with a right to subscribe for ordinary shares in LCB on the basis of one new ordinary share for every one warrant held.

@ Assignment of voting rights from Amsteel Mills Sdn Bhd.

Lion Holdings Sdn Bhd

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

(1) Deemed interested by virtue of Section 6A of the Act held via Finlink Holdings Sdn Bhd (Direct-0.11%; Indirect-nil), Teck Bee Mining (M) Sdn Bhd (Direct-0.19%; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-0.94%; Indirect-nil), Happyvest (M) Sdn Bhd (Direct-0.01%; Indirect-4.33%), Panoron Sdn Bhd (Direct-negligible; Indirect-0.94%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil) and Amanvest (M) Sdn Bhd (Direct-3.28%; Indirect-0.11%).

(2) Deemed interested by virtue of Section 6A of the Act held via Happyvest (M) Sdn Bhd (Direct-0.08%; Indirect-0.11%) and Panoron Sdn Bhd (Direct-0.11%; Indirect-nil).

(3) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-0.47%; Indirect-nil) and Tirta Enterprise Sdn Bhd (Direct-0.01%; Indirect-nil).

(4) Deemed interested by virtue of Section 6A of the Act held via Amanvest (M) Sdn Bhd (Direct-negligible; Indirect-nil) and Tirta Enterprise Sdn Bhd (Direct-4.24%; Indirect-nil).

LCB

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

(5) Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LICB (Direct-2.91%; Indirect-41.76%), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).

(6) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.01%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS) and Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil).

(7) Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34% #; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

(8) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.02%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(9) Deemed interested by virtue of Section 6A of the Act held via Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

Amsteel

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

(10) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.01%; Indirect-nil).

(11) Deemed interested by virtue of Section 6A of the Act held via SCB (Direct-0.42%; Indirect-nil and 710,250 Warrants), Exuniq Sdn Bhd (Direct-0.51%; Indirect-nil and 16,305,027 Warrants) and Angkasa Marketing (Singapore) Pte Ltd (368,625 Warrants)

(12) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil).

Lion Development (Penang) Sdn Bhd

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

(13) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LDHB (Direct-0.25%; Indirect-44.42%), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

(14) Deemed interested by virtue of Section 6A of the Act held via Narajaya Sdn Bhd (Direct-10.24%; Indirect-nil and 61,180,000 ICULS), LCB (Direct-1.82%; Indirect-35.04% and 97,200,000 RCULS), Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil), LICB (Direct-11.23%; Indirect-23.81% and 97,200,000 RCULS) and SCB (Direct-0.01%; Indirect-nil) .

(15) Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-39.73%; Indirect-nil), Lion Management Sdn Bhd (Direct-0.23%; Indirect-negligible) and Bayview Properties Sdn Bhd (Direct-negligible; Indirect-nil).

(16) Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34% #; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

(17) Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-41.93%), Lion Management Sdn Bhd (Direct-0.43%; Indirect-nil); SCB (Direct-0.02%; Indirect-nil), LCB (Direct-25.91%; Indirect-16.02%), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(18) Deemed interested by virtue of Section 6A of the Act held via Horizon Towers Sdn Bhd (Direct-3.58%; Indirect-33.20%), LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

LDHB

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

(19) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), LICB (Direct-2.91%; Indirect-41.76%) and Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%).

(20) Deemed interested by virtue of Section 6A of the Act held via LDH (S) (Direct-24.49%; Indirect-nil).

(21) Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34% #; Indirect-nil) and LICB (Direct-22.69%; Indirect-58.34%).

(22) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-25.91%; Indirect-16.02%), SCB (Direct-0.02%; Indirect-nil), PMB Jaya Sdn Bhd (Direct-0.18%; Indirect-nil), Lion Construction & Engineering Sdn Bhd (Direct-1.06%; Indirect-0.18%), Bright Steel Sdn Bhd (Direct-0.13%; Indirect-nil) and Megasteel Sdn Bhd (Direct-14.63%; Indirect-nil).

(23) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

LICB

(Direct; Indirect) - represents interest of the companies concerned in the respective Related Parties.

(24) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-38.17%; Indirect-6.50%), Limpahjaya Sdn Bhd (Direct-1.90%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-1.44%; Indirect-43.23%) and LDHB (Direct-0.25%; Indirect-44.42%).

(25) Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-23.80%; Indirect-nil) and SCB (Direct-0.01%; Indirect-nil).

(26) Deemed interested by virtue of Section 6A of the Act held via Projek Jaya Sdn Bhd (Direct-negligible; Indirect-nil and 3,000 Warrants), LDHB (Direct-0.05%; Indirect-24.49%), Amsteel Mills Sdn Bhd (Direct-0.11%; Indirect-24.54%) and LDH (S) Pte Ltd (Direct-24.49%; Indirect-nil).

(27) Deemed interested by virtue of Section 6A of the Act held via Amsteel Mills Sdn Bhd (Direct-58.34% #; Indirect-nil).

(28) Deemed interested by virtue of Section 6A of the Act held via LCB (Direct-2.99%; Indirect-30.21%), Limpahjaya Sdn Bhd (Direct-1.28%; Indirect-nil), Umatrac Enterprises Sdn Bhd (Direct-27.61%; Indirect-nil) and Amsteel (Direct-1.33%; Indirect-27.61%).

Amsteel Mills Sdn Bhd had assigned the exercise of its voting rights in LFIB amounting to 27.78% to LLB Nominees Sdn Bhd and 6.35% to LICB.

4. **INTEREST IN THE COMPANY OF PERSONS CONNECTED WITH THE INTERESTED DIRECTORS AND INTERESTED MAJOR SHAREHOLDERS SET OUT IN PARAGRAPH 3.3**

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
Puan Sri Chan Chau Ha @ Chan Chow Har [1]	45,922	0.01	103,100 [a]	0.03
Datin Ng Seok Kuan [2]	2,932	**	-	-
Cheng Theng Kee [3]	30,000	0.01	-	-
Chen Shok Ching [4]	35,085	0.01	-	-
Cheng Chai Hai [5]	1,500	**	-	-
Lion Realty Pte Ltd [6]	-	-	201,494,817 [b]	59.52
Lancaster Trading Company Limited [7]	311,903	0.09	27,994,023 [c]	8.27
Utara Enterprise Sdn Bhd [7]	-	-	27,994,023 [c]	8.27
William Cheng Sdn Bhd [7]	238,248	0.07	27,994,023 [c]	8.27
Umatrac Enterprises Sdn Bhd [8]	63,749,586	18.83	-	-
Timuriang Sdn Bhd [8]	-	-	63,749,586 [d]	18.83
Araniaga Holdings Sdn Bhd [8]	193	**	-	-
Teck Bee Mining (M) Sendirian Berhad [8]	3,135	**	-	-
Lion Holdings Private Limited [7]	27,973	0.01	75,127 [e]	0.02
Tirta Enterprise Sdn Bhd [8]	7,423,034	2.19	-	-
Amanvest (M) Sdn Bhd [8]	546,481	0.16	-	-
LFIB [8]	167,211	0.05	-	-
Amsteel Mills Sdn Bhd [8]	11,349,148	3.35	162,071,474 [f]	47.87
Horizon Towers Sdn Bhd [8]	80,172	0.02	173,420,622 [g]	51.23
Steelcorp Sdn Bhd [8]	-	-	173,420,622 [g]	51.23
LLB Steel Industries Sdn Bhd [8]	-	-	173,420,622 [g]	51.23
LDH (S) Pte Ltd [8]	-	-	173,420,622 [g]	51.23
Sin Seng Investment Pte Ltd [8]	75,127	0.02	-	-
Ceemax Electronics Sdn Bhd [7]	7,441	**	-	-

Notes:

** Negligible

(Direct, Indirect) - *represents interest of the companies concerned in SCB.*

(a) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Private Limited (Direct-0.01%; Indirect-0.02%) and Sin Seng Investment Pte Ltd (Direct-0.02%; Indirect-nil).

(b) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-5.91%; Indirect-2.36%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.19%; Indirect-nil), Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil), Horizon Towers Sdn Bhd (Direct-0.02%; Indirect-51.23%), Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%) and LCB (Direct-negligible; Indirect-51.23%).

(c) Deemed interested by virtue of Section 6A of the Act held via Lion Holdings Sdn Bhd (Direct-5.91%; Indirect-2.36%), Araniaga Holdings Sdn Bhd (Direct-negligible; Indirect-nil), Teck Bee Mining (M) Sendirian Berhad (Direct-negligible; Indirect-nil), Tirta Enterprise Sdn Bhd (Direct-2.19%; Indirect-nil) and Amanvest (M) Sdn Bhd (Direct-0.16%; Indirect-nil).

(d) Deemed interested by virtue of Section 6A of the Act held via Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil).

(e) Deemed interested by virtue of Section 6A of the Act held via Sin Seng Investment Pte Ltd (Direct-0.02%; Indirect-nil).

(f) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), and LCB (Direct-negligible; Indirect-51.23%).

(g) Deemed interested by virtue of Section 6A of the Act held via Amsteel (Direct-28.99%; Indirect-18.83%), Umatrac Enterprises Sdn Bhd (Direct-18.83%; Indirect-nil), LFIB (Direct-0.05%; Indirect-nil), Amsteel Mills Sdn Bhd (Direct-3.35%; Indirect-47.87%) and LCB (Direct-negligible; Indirect-51.23%).

The Persons Connected having interest in the Company do not consider themselves independent in respect of the Proposed Shareholders' Mandate by virtue of the following:

(1) Puan Sri Chan Chau Ha @ Chan Chow Har is the spouse of Tan Sri William H.J. Cheng.

(2) Datin Ng Seok Kuan is the spouse of Datuk Cheng Yong Kim.

(3) Cheng Theng Kee is the father of Datuk Cheng Yong Kim and brother of Tan Sri William H.J. Cheng.

(4) Chen Shok Ching is the sister-in-law of Tan Sri William H.J. Cheng and mother of Datuk Cheng Yong Kim.

(5) Cheng Chai Hai is the sister of Tan Sri William H.J. Cheng.

(6) Lion Realty Pte Ltd is a company in which Datuk Cheng Yong Kim has more than 15% equity interest.

(7) Lancaster Trading Company Limited, Utara Enterprise Sdn Bhd, William Cheng Sdn Bhd, Lion Holdings Pte Ltd and Ceemax Electronics Sdn Bhd are companies in which Tan Sri William H.J. Cheng has more than 15% equity interest.

(8) Umatrac Enterprises Sdn Bhd, Timuriang Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, LFIB, Amsteel Mills Sdn Bhd, Horizon Towers Sdn Bhd, Steelcorp Sdn Bhd, LLB Steel Industries Sdn Bhd, LDH (S) Pte Ltd and Sin Seng Investment Pte Ltd are companies in which Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim each has more than 15% equity interest.

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm that, having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither SCB nor any of its subsidiaries has entered into any contracts which are material within the two years preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

i) Supplemental Trust Deed dated 29 March 2004 between SCB and Mayban Trustees Berhad amending certain terms in the Trust Deed dated 10 March 2003 including the variation of the redemption date of 31 December 2003 and amount payable to the bondholder.

ii) Conditional Sale and Purchase of Shares Agreement dated 25 November 2004 among AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of SCB, of the first part, LCB Venture Pte Ltd ("LCBV"), a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), of the second part and LCB of the third and last part for LCBV to acquire 148,750,644 ordinary shares of SGD0.10 each in Lion Asiapac Limited ("LAP") and 148,750,644 warrants in LAP from AMBV for a purchase consideration of SGD32,725,142.00 (equivalent to RM75,595,078.00) to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 each.

iii) Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 among SCB, Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB") and LFIB for the disposal by SCB of its entire 100% equity interest in Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each fully paid, to QCL, for a total consideration of RM225,000,000.00, to be satisfied in the following manner:

(i) RM72,610,000.00 to be settled by way of the issuance by LFIB of 26,500,000 new ordinary shares of RM1.00 each in LFIB to SCB, credited as fully paid-up at an issue price of RM2.74 per share; and

(ii) RM152,390,000.00 to be settled by QCL in the following manner:

(aa) RM20,000,000.00 on or before 15 December 2006;
(bb) RM35,000,000.00 on or before 15 December 2007;
(cc) RM35,000,000.00 on or before 15 December 2008; and
(dd) RM62,390,000.00 on or before 15 December 2009.

It is also a term of the said agreement that QCL shall assume the net inter-company balances payable by SCB, its subsidiaries and associated companies to SB as at the completion date of the said agreement.

iv) Supplemental Agreement dated 19 April 2005 to the Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 among SCB, Quay Class Ltd ("QCL") and Lion Forest Industries Berhad ("LFIB") to clarify terms therein including the clarification that QCL shall satisfy or cause the total purchase consideration of RM225,000,000.00 to be satisfied on the completion date and that LFIB to allot and issue the 26,500,000 new ordinary shares of RM1.00 each at an issue price of RM2.74 per share being part settlement of the total purchase consideration of RM225,000,000.00 on the completion date.

3. MATERIAL LITIGATION, CLAIM AND ARBITRATION

Neither SCB nor any of its subsidiaries is engaged in any material litigation, claim or arbitration (other than litigation, claims or arbitration arising from the ordinary course of business) either as plaintiff or defendant, which has a material effect on the financial position of SCB or its subsidiaries and the Directors have no knowledge of any proceedings pending or threatened against SCB or its subsidiaries or of any other facts likely to give rise to any proceedings which may materially and adversely affect the financial position of SCB or its subsidiaries as at the date of this Circular.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the AGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Audited Financial Statements of the Company for the past two financial years ended 30 June 2004 and 2005; and

(c) the material contracts referred to in paragraph 2 above.

BAYARAN POS JELAS
POSTAGE PAID
PUSAT MEL BUKIT RAJA
MALAYSIA
NO. SEL 0259

If undelivered, please return to:-

Secretarial Communications Sdn. Bhd. (92040-W)
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

Form Version 2.0

General Announcement

Ownership transfer to **SILVERSTONE CORPORATION/EDMS/KLSE** on **19/10/2005 05:12:27 PM**
Reference No **SC-051019-29113**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

RECEIVED 2005 NOV -9 P 4:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF TWENTY-SEVENTH ANNUAL GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that the Twenty-Seventh Annual General Meeting of Silverstone Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 10.45 am for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2005. **(Resolution 1)**

2. To approve the payment of Directors' fees amounting to RM123,000 (2004: RM123,000). **(Resolution 2)**

3. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Datuk Cheng Yong Kim **(Resolution 3)**
   Y. Bhg. Dato' Haji Hashim bin Saad **(Resolution 4)**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. Bhg. Tan Sri Dato' Jaffar bin Abdul who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **(Resolution 5)**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **(Resolution 6)**

6. Special Business

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

19 OCT 2005

To consider and if thought fit, pass the following resolutions as ordinary resolutions:

6.1 Authority to Directors to issue shares

"THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **(Resolution 7)**

6.2 Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.4 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2005 subject to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

(a) the type of Recurrent Transactions made; and

(b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this ordinary resolution." **(Resolution 8)**

7. To transact any other business for which due notice shall have been given.

By Order of the Board

WONG PHOOI LIN
Secretary

Kuala Lumpur
20 October 2005

Notes:

1. *Proxy*

- *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

- *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

- *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

- *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. *Resolution 7*

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. *Resolution 8*

This approval will allow the Company and its subsidiary companies to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 20 October 2005, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

Details on the proposal are set out in the Circular to Shareholders dated 20 October 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary 19 OCT 2005

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Twenty-Seventh Annual General Meeting of Silverstone Corporation Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 10.45 am for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2005. **Resolution 1**

2. To approve the payment of Directors' fees amounting to RM123,000 (2004: RM123,000). **Resolution 2**

3. To re-elect Directors:

   In accordance with Article 98 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Datuk Cheng Yong Kim **Resolution 3**
   Y. Bhg. Dato' Haji Hashim bin Saad **Resolution 4**

4. To consider and if thought fit, pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 as an ordinary resolution:

   "THAT Y. Bhg. Tan Sri Dato' Jaffar bin Abdul who retires pursuant to Section 129(2) of the Companies Act, 1965 be and is hereby re-appointed Director of the Company to hold office until the next annual general meeting." **Resolution 5**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 6**

6. Special Business

   To consider and if thought fit, pass the following resolutions as ordinary resolutions:

6.1 Authority to Directors to issue shares

   "THAT pursuant to Section 132D of the Companies Act, 1965 and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 7**

6.2 Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"THAT approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in paragraph 3.4 ("Recurrent Transactions") and with those related parties as detailed in paragraph 3.2 of the Circular to Shareholders of the Company dated 20 October 2005 subject to the following: **Resolution 8**

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

(a) the type of Recurrent Transactions made; and

(b) the names of the related parties involved in each type of Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this ordinary resolution shall continue to be in force until:

(i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965); or

(iii) revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this ordinary resolution."

7. To transact any other business for which due notice shall have been given.

By Order of the Board

WONG PHOOI LIN
Secretary

Kuala Lumpur
20 October 2005

Notes:

1. *Proxy*

   - *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

   - *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

   - *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.*

   - *Form of Proxy sent through facsimile transmission shall not be accepted.*

2. *Resolution 7*

   This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

3. *Resolution 8*

   This approval will allow the Company and its subsidiary companies to enter into recurrent related party transactions of a revenue or trading nature with those related parties as set out in paragraph 3.2 of the Circular to Shareholders dated 20 October 2005, which are necessary for the Group's day-to-day operations and are in the ordinary course of business and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

   Details on the proposal are set out in the Circular to Shareholders dated 20 October 2005 enclosed together with this Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election/re-appointment at the Twenty-Seventh Annual General Meeting of the Company

- Pursuant to Article 98 of the Company's Articles of Association
  (Retirement by rotation)

  Y. Bhg. Datuk Cheng Yong Kim
  Y. Bhg. Dato' Haji Hashim bin Saad

- Pursuant to Section 129(6) of the Companies Act, 1965
  (Re-appointment after attainment of 70 years of age)

  Y. Bhg. Tan Sri Dato' Jaffar bin Abdul

- Further details of Directors standing for re-election/re-appointment are set out in the Directors' Profile on pages 7 and 8 of this Annual Report.

II. Details of attendance of Directors at Board Meetings

There were six (6) Board Meetings held during the financial year ended 30 June 2005. Details of attendance of the Directors are set out in the Directors' Profile on pages 6 to 9 of this Annual Report.

III. Place, date and time of the Twenty-Seventh Annual General Meeting

The Twenty-Seventh Annual General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 10.45 am.

CORPORATE INFORMATION

Board of Directors	:	Y. Bhg. Tan Sri William H.J. Cheng *(Chairman)* Mr Phang Wai Yeen *(Managing Director)* Mr Ngan Yow Chong *(Executive Director)* Y. Bhg. Tan Sri Dato' Jaffar bin Abdul Y. Bhg. Datuk Cheng Yong Kim Y. Bhg. Dato' Haji Hashim bin Saad Mr Eow Kwan Hoong
Secretary	:	Ms Wong Phooi Lin
Company No.	:	41515-D
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21613166 Fax No : 03-21623448 Homepage : http://www.lion.com.my
Share Registrar	:	Secretarial Communications Sdn Bhd Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21648411 Fax No : 03-21623448
Auditors	:	Ong Boon Bah & Co B-10-1, Megan Avenue 1 189 Jalan Tun Razak 50400 Kuala Lumpur
Principal Bankers	:	Bank of America Malaysia Berhad AmInternational (L) Ltd Credit Agricole Indosuez (Suisse) S.A Geneva BNP Paribas (Labuan) RHB Bank Berhad Bumiputra-Commerce Bank Berhad Development Bank of Singapore Limited (Labuan) Oversea-Chinese Banking Corporation Limited (Labuan) Southern Bank Berhad WestLB AG (Singapore) Mizuno Trust & Banking Co. Ltd, Japan Spinnaker Capital Group
Stock Exchange Listing	:	Bursa Malaysia Securities Berhad ("Bursa Securities")
Stock Name	:	SILSTON
Bursa Securities Stock No.	:	5061
Reuters Code	:	SLST.KL
ISIN Code	:	MYL5061OO006

DIRECTORS' PROFILE

Tan Sri William H.J. Cheng
Chairman, Non-Independent Non-Executive Director

Y. Bhg. Tan Sri William H.J. Cheng, a Malaysian, aged 62, was appointed to the Board on 25 August 1978 and has been the Chairman of the Company since December 2001.

Tan Sri William Cheng has more than 30 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre, computer, retail, trading, pulp and paper, plantation, and property and community development.

Tan Sri William Cheng is the President of The Associated Chinese Chambers of Commerce and Industry of Malaysia and The Chinese Chamber of Commerce and Industry of Kuala Lumpur and Selangor.

Tan Sri William Cheng's other directorships in public companies are as follows:

- Chairman of Lion Diversified Holdings Berhad and Lion Forest Industries Berhad, both public listed companies
- Chairman and Managing Director of Lion Corporation Berhad, a public listed company
- Director of Amsteel Corporation Berhad and Amalgamated Containers Berhad, both public listed companies
- Chairman and Managing Director of Silverstone Berhad, a public company

Tan Sri William Cheng has a direct shareholding of 6,000 ordinary shares of RM1.00 each and an indirect shareholding of 202,155,509 ordinary shares of RM1.00 each in the Company. His shareholdings in the subsidiary companies of the Company are disclosed in page 88 of this Annual Report.

Tan Sri William Cheng is the uncle of Y. Bhg. Datuk Cheng Yong Kim, a Director and major shareholder of the Company.

Tan Sri William Cheng attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Phang Wai Yeen
Managing Director, Non-Independent Executive Director

Mr Phang Wai Yeen, a Malaysian, aged 51, was appointed the Managing Director of the Company on 1 November 2001.

Mr Phang obtained his Bachelor of Science (Honours) degree in Mechanical Engineering in 1977 from the Polytechnic of Central London (now known as Westminster University).

Mr Phang is an engineer by profession and has more than 25 years of experience in management, sales and marketing. He was appointed a Group Director of the Lion Group in 1996. Presently, he is also the Executive Director of Silverstone Berhad, a public company which is the integrated tyre manufacturer located in Kamunting, Perak. He also sits on the board of various companies in the Lion Group.

Mr Phang has a direct shareholding of 1,252,824 ordinary shares of RM1.00 each in the Company and attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Ngan Yow Chong
Executive Director, Non-Independent Director

Mr Ngan Yow Chong, a Malaysian, aged 48 was appointed the Executive Director of the Company on 1 November 2001. He is also a member of the Company's Executive Share Option Scheme Committee.

Mr Ngan obtained his Bachelor of Engineering (First Class Honours) degree in Mechanical Engineering from the University of Malaya in 1981.

Mr Ngan has about 20 years of experience in manufacturing, trading, industries and commerce. He was appointed the Group Director - Brewery Division in the People's Republic of China under the Lion Group to supervise the Brewery Division in the People's Republic of China from February 2001 to January 2004. He has served the Hong Leong Group in various positions ranging from Project/Maintenance Manager, Operation Manager, Sales Manager (Import/Export) and General Manager of a number of subsidiaries within the Hong Leong Group during the period from March 1981 to March 1996. He was the Group Executive Director of Mah Sing Group Berhad and the Chief Executive Officer of Berger International Ltd, a company listed on the Stock Exchange of Singapore, before joining the Lion Group.

He is also the Executive Director of Lion Forest Industries Berhad, a public listed company.

Mr Ngan attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Tan Sri Dato' Jaffar bin Abdul
Independent Non-Executive Director

Y. Bhg. Tan Sri Dato' Jaffar bin Abdul, a Malaysian, aged 73, was appointed to the Board on 26 January 1996. He is also the Chairman of the Company's Audit Committee, Nomination Committee and Remuneration Committee.

Tan Sri Dato' Jaffar joined the Police Force in 1951 and rose to become Director of Anti-Narcotic Branch, Federal Police Headquarters, in 1982. From 1982 to 1984, he was the Chief Police Officer in Johor and between 1984 and 1985, he was the Director of Management Police Headquarters in Bukit Aman. He was also the Deputy Inspector General of the Royal Malaysian Police since 1985 before retiring from the civil service in 1989.

Tan Sri Dato' Jaffar's other directorships in public listed companies are as follows:

- Chairman of Cosway Corporation Berhad, Mycom Berhad and Yinson Holdings Berhad
- Director of Amalgamated Containers Berhad, Berjaya Sports Toto Berhad and Olympia Industries Berhad

Tan Sri Dato' Jaffar has a direct shareholding of 220 ordinary shares of RM1.00 each in the Company and attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Datuk Cheng Yong Kim
Non-Independent Non-Executive Director

Y. Bhg. Datuk Cheng Yong Kim, a Singaporean, aged 55, was appointed to the Board on 25 March 1991. He is also a member of the Remuneration Committee and the Chairman of the Company's Executive Share Option Scheme Committee.

Datuk Cheng obtained a Bachelor of Business Administration (Honours) degree from University of Singapore in 1971. He has more than 25 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre, computer, retail, trading, pulp and paper, plantation, and property and community development. For a period of seven years from 1988 to 1995, he was the Managing Director of Lion Fasteners Sdn Bhd, a company engaged in the business of manufacturing bolts and nuts. In 1990, he took up the role of President in P T Lion Metal Works Tbk, a manufacturer of steel furniture, building material and stamping products in Indonesia. He resigned from Lion Fasteners Sdn Bhd in 1995 to take on the position of Managing Director of Lion Industries Corporation Berhad. In 1996, he was appointed the Executive Director of the Ceemax and the Likom group of companies which are involved in the manufacturing and marketing of computers, monitors and peripherals.

Datuk Cheng's other directorships in public companies are as follows:

- Managing Director of Lion Industries Corporation Berhad, a public listed company
- Director of Lion Corporation Berhad, a public listed company
- Director of Hy-Line Berhad, a public company

Datuk Cheng has a direct shareholding of 1,963 ordinary shares of RM1.00 each and an indirect shareholding of 201,569,944 ordinary shares of RM1.00 each in the Company. His shareholdings in the subsidiary companies of the Company are disclosed in page 88 of this Annual Report.

Datuk Cheng is the nephew of Y. Bhg. Tan Sri William H.J. Cheng, the Chairman and a major shareholder of the Company.

Datuk Cheng attended five (5) of the six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Dato' Haji Hashim bin Saad
Independent Non-Executive Director

Y. Bhg. Dato' Haji Hashim bin Saad, a Malaysian, aged 62, was appointed to the Board on 19 August 1999 as an Independent Non-Executive Director of the Company. He is also a member of the Company's Audit Committee, Nomination Committee and Remuneration Committee.

Dato' Haji Hashim obtained his Bachelor of Science (Forestry) degree from the Australian National University. He subsequently pursued his post graduate studies at the Imperial College, London and obtained his Masters of Science degree in Timber Technology. He is a retiree from a senior post in the government civil service. During his career as a government official, he served in the Forestry Department, Peninsular Malaysia in various capacities from 1969 to 1998. He held the post of Director General of Forestry, Peninsular Malaysia from 1997 until his retirement from the government service on 14 March 1998.

Dato' Haji Hashim attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Eow Kwan Hoong
Independent Non-Executive Director

Mr Eow Kwan Hoong, a Malaysian, age 52, was appointed to the Board on 5 June 2001 as a Non-Executive Director of the Company. He is also a member of the Company's Audit Committee and Nomination Committee.

Mr Eow is a member of the Malaysian Institute of Accountants as well as a Fellow member of the Chartered Institute of Management Accountants.

Mr Eow started his career in 1979 as the Cost Accountant with Intel Technology Sdn Bhd. In February 1980, he joined Socoil Corporation Sdn Bhd, a palm oil refinery, as the Factory Accountant. Subsequently in February 1982, he joined the Lion Group as an Accounts Manager. He was appointed the Group Chief Accountant in March 1990 and was responsible for the Group Accounts Department of the Lion Group. He resigned from the Lion Group in December 1997 and acted as an advisor to the Lion Group for a further six months. He is currently employed by IRIS Corporation Berhad and Versatile Creative Berhad as an Executive Director.

Mr Eow's other directorships in public companies are as follows:

- Executive Director of IRIS Corporation Berhad and Versatile Creative Berhad, both public listed companies
- Director of Delloyd Ventures Berhad, a public listed company

Mr Eow has a direct shareholding of 120,391 ordinary shares of RM1.00 each in the Company and attended all six (6) Board Meetings of the Company held during the financial year ended 30 June 2005.

Save as disclosed, none of the Directors has (i) any interest in shares in the Company or its subsidiary companies; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors ("Board") recognises the importance of practising good corporate governance to direct the businesses of the Group towards enhancing business prosperity and long term value for its shareholders. The Board is fully committed to ensuring that the highest standard of corporate governance is practised throughout the Group as the underlying principle in discharging its responsibilities.

The Board is pleased to present below a description of how the Group has applied the principles of good governance and the extent to which it has complied with the best practices set out in the Malaysian Code on Corporate Governance ("Code"). These principles and best practices have been applied consistently throughout the financial year ended 30 June 2005 except where otherwise stated herein.

1. DIRECTORS

The Board

The Board is entrusted with the responsibility in leading and directing the Group towards realising long term shareholders' values. The Board retains full and effective control of the Group's strategic plans, overseeing the conduct of the Group's businesses, implementing an appropriate system of risk management and ensuring the adequacy and integrity of the Group's system of internal control.

The Board meets on a quarterly basis, with additional meetings convened as and when necessary. During the financial year ended 30 June 2005, six (6) board meetings were held and each Director has attended at least 50% of the total board meetings held during the financial year. Details of attendance and a brief profile of each member of the Board are set out in the Directors' Profile section of this Annual Report.

Board Composition and Balance

The Board comprises seven (7) Directors, five (5) of whom are non-executive. The current Board composition complies with the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities"). The broad range of experience, skills and knowledge of the Directors facilitate the discharge of the Board's stewardship effectively.

Represented on the Board are three (3) independent non-executive Directors who bring their independent advice, views and judgement to bear on the decision-making process of the Group to ensure that a balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is a mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

There is a clear division of responsibilities between the Chairman and the Managing Director to ensure that there is a balance of power and authority. The Chairman is primarily responsible for the orderly conduct and working of the Board whilst the Managing Director is responsible for the overall operations of the Group and the implementation of the Board's strategies and policies.

Board Committees

The Board delegates certain functions to several committees, namely Audit Committee, Nomination Committee and Remuneration Committee to support and assist in discharging its fiduciary duties and responsibilities. The respective committees report to the Board on matters considered and their recommendations thereon. The ultimate responsibility for the final decision on all matters, however, lies with the Board.

The Board may form other committees delegated with specific authorities to act on their behalf. These committees operate under approved terms of reference or guidelines, whenever required.

Supply of Information

The Board members in their individual capacity have unrestricted access to complete information on a timely basis in the form and quality necessary for the discharge of their duties and responsibilities. Prior to each Board meeting, all Board members are furnished with the relevant documents and sufficient information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon in order to arrive at an informed decision.

Besides direct access to management staff, external independent professional advisers are also made available to render their independent views and advice to the Board, whenever deemed necessary and in appropriate circumstances, at the Company's expense.

The Directors also have access to the advice and services of the Company Secretary, who is responsible in ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

Appointments to the Board and Directors' Training

The Nomination Committee is responsible for recommending the right candidates with the necessary mix of skills, experience and competencies to be appointed to the Board. The members and terms of reference of the Nomination Committee are presented on page 18 of this Annual Report.

All members of the Board have attended Bursa Securities' Mandatory Accreditation Programme and have subsequently attended training courses and seminars under the Continuous Continuing Education Programme.

The Directors will continue to attend relevant training programmes to further enhance their skills and knowledge as well as to keep abreast with new developments for the furtherance of their duties.

Re-election of Directors

In accordance with the Company's Articles of Association, one-third (1/3) of the Directors shall retire from office at every annual general meeting and all Directors shall retire from office at least once in every three (3) years. Retiring Directors can offer themselves for re-election. Directors who are appointed by the Board during the financial year are subject to re-election by the shareholders at the next annual general meeting following their appointment.

2. DIRECTORS' REMUNERATION

The Company has adopted the objective as recommended by the Code in determining the remuneration of Executive Directors so as to ensure that it attracts and retains the Directors needed to manage the Company and the Group effectively. Directors do not participate in decisions regarding their own remuneration. The responsibilities for developing the remuneration policy and determining the remuneration packages of Executive Directors lie with the Remuneration Committee. Nevertheless, it is the ultimate responsibility of the Board to approve the remuneration of these Directors. The members and terms of reference of the Remuneration Committee are presented on page 18 of this Annual Report.

Directors' fees are recommended by the Board for the approval by shareholders of the Company at annual general meetings.

For confidentiality, the details of the Directors' remuneration are not disclosed for each individual Director. The transparency and accountability aspects of corporate governance as applicable to Directors' remuneration recommended by the best practice of the Code are deemed appropriately served by the following disclosures.

The aggregate remuneration of Directors who served during the financial year ended 30 June 2005 are categorised as follows:

	Fees RM	Salaries & Other Emoluments RM	Total RM
Executive Directors	23,000	634,000	657,000
Non-Executive Directors	103,000	-	103,000
	126,000	634,000	760,000

The number of Directors whose total remuneration fall into the respective bands are as follows:

	Number of Directors	
Range of Remuneration (RM)	Executive	Non-Executive
25,000 and below	-	4
25,001 - 50,000	-	1
150,001 - 200,000	1	-
450,001 - 500,000	1	-

3. SHAREHOLDERS

The annual general meeting is the principal forum for dialogue with shareholders. Shareholders are provided with an opportunity to participate in the question and answer session in which shareholders may raise questions regarding the proposed resolutions at the meeting as well as on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to respond to shareholders' queries.

The Group also values dialogues with investors. The Group has been practising open discussions with investors/analysts upon request. In this regard, information is disseminated in strict adherence to the disclosure requirements of Bursa Securities.

The Board has identified the Company Secretary to whom concerns may be conveyed and who would bring the same to the attention of the Board.

4. ACCOUNTABILITY AND AUDIT

The Audit Committee supports the Board in its responsibility to oversee the financial reporting and the effectiveness of the internal controls of the Group. The Audit Committee comprises three (3) Directors, all of whom are independent. The terms of reference and activities of the Audit Committee are set out in the Audit Committee Report on pages 15 to 17 of this Annual Report.

Financial Reporting

The Board aims to present a balanced and clear assessment of the Group's position and prospect through the annual financial statements and quarterly announcements to the Company's shareholders. The Board is also responsible for ensuring that the accounting records of the Group are properly kept. The Board discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Directors' Responsibility in Financial Reporting

The Board is satisfied that for the financial year ended 30 June 2005, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In preparing the financial statements, the Group has applied, on a consistent basis, the applicable approved accounting standards and provisions of the Companies Act, 1965.

Internal Control

The Board has overall responsibility in maintaining a sound internal control system for the Group to achieve its objectives within an acceptable risk profile as well as safeguarding shareholders' investment and the Group' assets. An overview of the state of internal control within the Group is set out in the Statement on Internal Control on page 14 of this Annual Report.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of shareholders at the annual general meeting whilst their remuneration is determined by the Board. The roles of both the external and internal auditors are further described in the Audit Committee Report.

STATEMENT ON INTERNAL CONTROL

Introduction

The Board of Directors ("Board") acknowledges the importance of maintaining a sound system of internal control to safeguard shareholders' investments and the Group's assets. Guided by the *Statement on Internal Control: Guidance for Directors of Public Listed Companies,* the Board is pleased to present the Statement on Internal Control of the Group (excluding associated companies, as the Board does not have control over their operations) pursuant to the Listing Requirements of Bursa Malaysia Securities Berhad.

Board Responsibility

The Board affirms its overall responsibility for the Group's system of internal control and risk management, and for reviewing the adequacy and integrity of these systems. However, in view of the inherent limitations in any system, such internal control systems are designed to manage rather than to eliminate risks that may impede the achievement of the Group's objectives. The systems can therefore only provide reasonable and not absolute assurance against material misstatements, frauds or losses. The system of internal control covers risk management and financial, organisational, operational and compliance controls.

The Board confirms that there is an on-going process of identifying, evaluating and managing significant risks by the management. This process has been put in place for the year and is reviewed periodically by the Board through its Audit Committee which is supported by the Internal Auditors.

Risk Management

The Board regards risk management as an integral part of business operations. A Corporate Risk Management Framework was developed and documented via a Corporate Risk Management Manual which sets out in a comprehensive manner the process adopted by the Group towards risk identification, evaluation, control and monitoring. The Risk Management Committee continues to play a pivotal role in overseeing the implementation of the risk management framework, periodically reviewing the risk management scorecards and reporting the status to the Audit Committee.

Control and Monitoring Process

The Board is committed to maintaining a strong internal control structure for the proper conduct of the Group's business operations. The key elements include:

- An operational structure with defined lines of responsibility and delegation of authority together with a hierarchical structure of reporting and accountability
- Internal policies and procedures that are regularly updated to reflect changing risks or resolve operational deficiencies including to clearly define limits of authority
- A detailed budgeting process which requires all business units to prepare budget and business plan on an annual basis
- Review of key business variables and the monitoring of the achievements of the Group's performance on a quarterly basis by the Board and the Audit Committee
- Confirmation of the effectiveness of internal control and risk assessment process by the chief executive officer or general manager of key operating companies by way of completion of the Internal Control - Self-Assessment Questionnaire on an annual basis
- Periodic examination of business processes and systems of internal control by the internal audit function which regularly submits its reports to the Audit Committee

The system of internal control was generally satisfactory and has not resulted in any material losses, contingencies or uncertainties that would require disclosure in the Group's Annual Report.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

- **Members**

  Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
  (Chairman, Independent Non-Executive Director)

  Y. Bhg. Dato' Haji Hashim bin Saad
  (Independent Non-Executive Director)

  Mr Eow Kwan Hoong
  (Independent Non-Executive Director)

  The composition of the Audit Committee complies with paragraphs 15.10 and 15.11 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities").

- **Secretary**

  The Secretary of Silverstone Corporation Berhad, Ms Wong Phooi Lin, is also Secretary of the Audit Committee.

TERMS OF REFERENCE

- **Membership**

  The Audit Committee shall be appointed by the Board from amongst their number and shall consist of not less than three (3) members, a majority of whom shall be independent directors. The composition of the Audit Committee shall fulfill the requirements as prescribed in the Listing Requirements of Bursa Securities. The Chairman of the Audit Committee shall be an independent director appointed by the Board.

- **Meetings and Minutes**

  The Audit Committee shall meet at least four (4) times annually and the Chief Internal Auditor and the Chief Financial Officer shall normally be invited to attend the meetings. At least once a year, the Audit Committee shall meet with the external auditors without the non-independent directors being present. A majority of independent directors present shall form a quorum.

  Minutes of each meeting shall be kept and distributed to each member of the Audit Committee and the Board. The Chairman of the Audit Committee shall report on each meeting to the Board.

- **Authority**

  In conducting its duties and responsibilities, the Audit Committee shall have:

  (a) the authority to investigate any matter within its terms of reference.
  (b) the resources which are required to perform its duties.
  (c) full and unrestricted access to any information pertaining to the Company and the Group.
  (d) direct communication channels with the external and internal auditors.
  (e) the right to obtain independent professional or other advice as necessary.
  (f) the right to invite other Directors and/or management of the Company to attend any particular Audit Committee meeting to discuss specific issues.

- **Duties**

The duties of the Audit Committee are:

(i) To consider the appointment, resignation and dismissal of external auditors and the audit fee.

(ii) To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved.

(iii) To review and assess the annual and quarterly financial statements prior to the approval of the Board, focusing on:

- going concern assumption
- compliance with accounting standards and regulatory requirements
- changes in accounting policies and practices
- significant issues arising from audit

(iv) To discuss problems and reservations arising from the interim and final external audits, and any matter the external auditors may wish to discuss (in the absence of management, where necessary).

(v) To review the external auditors' management letter and management's response thereto.

(vi) To establish the following with the internal audit function:

- review the adequacy of the scope, functions and resources of the internal audit function and that it has the necessary authority to carry out its work
- review internal audit programme
- ensure co-ordination of external audit with internal audit
- consider the major findings of internal audit investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

(vii) To review any related party transaction and conflict of interest situation that may arise within the Company and the Group.

(viii) To consider the appointment of independent advisers for corporate proposals involving related parties.

(ix) To assess the quality and effectiveness of the system of internal control and efficiency of operations, and to review the risk policy and implementation of the risk management framework.

(x) To promptly report to Bursa Securities on any matter where the Audit Committee is of the view that the matter reported by it to the Board has not been satisfactorily resolved resulting in a breach of the *Listing Requirements of Bursa Securities*.

(xi) To review any appraisal or assessment of the performance of the members of the internal audit function, approve any appointment or termination of senior staff members of the internal audit function and be informed of any resignation of internal audit staff members and reasons thereof.

(xii) To perform any other such function as may be agreed to by the Audit Committee and the Board.

ACTIVITIES DURING THE FINANCIAL YEAR

During the financial year under review, nine (9) Audit Committee Meetings were held for which full attendance were recorded for all the members of the Audit Committee.

The Audit Committee carried out its duties in accordance with its Terms of Reference during the year.

The main activities undertaken by the Audit Committee during the year were as follows:

- **Financial Results**

  (a) Reviewed the interim unaudited financial statements of the Group prior to recommending them for approval by the Board.

  (b) Reviewed the annual financial statements of the Group prior to submission to the Board for their consideration and approval focusing particularly on changes in accounting policies, significant and unusual events and compliance with applicable accounting standards approved by the Malaysian Accounting Standards Board ("MASB") and other legal requirements.

- **Internal Audit**

  (a) Reviewed the annual audit plan to ensure adequate scope and coverage on the activities of the Group, taking into consideration the assessment of key risk areas.

  (b) Reviewed the audit programmes, resource requirements and skill levels of the internal auditors for the year and assessed the performance of the internal audit function.

  (c) Reviewed the internal audit reports, audit recommendations made and management response to these recommendations and actions taken to improve the system of internal control and procedures.

  (d) Monitored the implementation of the audit recommendations to ensure that all key risks and controls have been addressed.

  (e) Reviewed the Internal Control - Self-Assessment ratings submitted by the respective operations management.

- **External Audit**

  (a) Reviewed with external auditors the audit planning memorandum covering the audit objectives and approach, audit plan, key audit areas and relevant technical pronouncements and accounting standards issued by MASB.

  (b) Reviewed with external auditors the results of the audit and the audit report in particular, accounting issues and significant audit adjustments arising from the external audit.

  (c) Reviewed with external auditors the memorandum of comments and recommendations arising from their study and evaluation of the system of internal and accounting controls together with management's response to the findings of the external auditors.

  (d) Evaluated the performance of the external auditors and made recommendations to the Board on their appointment and remuneration.

  (e) Convened a meeting with the external auditors without the non-independent directors being present to discuss issues arising from their view.

- **Risk Management**

  Reviewed the Corporate Risk Scorecard of key operations and the mitigating controls to address identified risks.

- **Related Party Transactions**

  Reviewed related party transactions entered into by the Group. Reviewed recurrent related party transactions of a revenue or trading nature on a half-yearly basis for compliance with the Shareholders' Mandate.

NOMINATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
(Independent Non-Executive Director)

Members : Y. Bhg. Dato' Haji Hashim bin Saad
(Independent Non-Executive Director)

Mr Eow Kwan Hoong
(Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Silverstone Corporation Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder
- To recommend to the Board, directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
(Independent Non-Executive Director)

Members : Y. Bhg. Datuk Cheng Yong Kim
(Non-Independent Non-Executive Director)

Y. Bhg. Dato' Haji Hashim bin Saad
(Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board the remuneration of the Executive Directors in all its forms, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

Financial years ended 30 June	2001 RM'000	2002 RM'000	2003 RM'000	2004 RM'000	2005 RM'000
Revenue	1,296,413	739,565	478,625	552,952	460,700
Profit/(Loss) from operations	(141,324)	(160,252)	132,204	23,831	34,417
Profit/(Loss) before taxation	(221,330)	(260,776)	67,387	(31,695)	(9,914)
Profit/(Loss) after taxation	(225,219)	(260,542)	66,827	(34,097)	(12,041)
Dividends:					
Rate (%)	0.1	-	-	-	-
Amount (net of tax)	106	-	-	-	-
Total assets employed	2,097,990	1,895,365	1,814,774	995,698	1,015,702
Shareholders' funds	48,035	(191,004)	228,134	164,482	159,916
Net tangible assets/(liabilities)	25,263	(207,076)	212,963	150,068	146,655
	Sen	Sen	Sen	Sen	Sen
Net tangible assets/(liabilities) per share	17	(140)	63	44	43
Earnings/(Loss) per share	(134)	(500)	69	(11)	(4)


Revenue RM Million
1500
1200
900
600
300
0
2001
2002
2003
2004
2005


Total Assets Employed RM Million
2500
2000
1500
1000
500
0
2001
2002
2003
2004
2005


Net Tangible Assets/(Liabilities) Per Share Sen
90
60
30
0
-30
-60
-90
-120
-150
2001
2002
2003
2004
2005


Shareholders' Funds RM Million
250
200
150
100
50
0
-50
-100
-150
-200
2001
2002
2003
2004
2005

THE GROUP'S BUSINESSES





- The Group's tyre manufacturing operations at Silverstone Berhad in Taiping, Perak produces a full range of tyres for cars and commercial vehicles.
- *Operasi pengeluaran tayar Kumpulan di Taiping, Perak mengeluarkan rangkaian tayar untuk kereta dan kenderaan komersial.*


NS500
microBeta
SILICA TECHNOLOGY
SILVERSTONE
HIGH PERFORMANCE TYRES

- Silverstone's latest tyres, the Kruizer 1 and Evol 8 series developed by using MicroBeta Silica Technology for superior grip, rolling resistance and reduced fuel consumption.
- *Rangkaian tayar terbaru dari Silverstone, Kruizer 1 dan Evol 8 yang dimajukan dengan Teknologi MicroBeta Silica untuk cengkaman yang mantap halangan geseran yang rendah dan mengurangkan penggunaan bahanapi.*





- The Dong Feng Pahlawan LM228 light truck distributed by Lion Motor Sdn Bhd.
- *Trak ringan Dong Feng Pahlawan LM228 yang diedarkan oleh Lion Motor Sdn Bhd.*

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah Silverstone Corporation Berhad, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Beraudit untuk Kumpulan dan Syarikat bagi tahun kewangan berakhir pada 30 Jun 2005.

PRESTASI KEWANGAN

Bagi tahun kewangan dalam kajian, Kumpulan telah mencatat perolehan yang rendah berjumlah RM461 juta berikutan selesainya pelupusan Dong Feng Tyre Lion Tyre Co Ltd ("Dong Feng Lion") dalam tahun kewangan sebelumnya.

Namun begitu, Kumpulan telah mencatat keuntungan operasi yang tinggi berjumlah RM34.4 juta berbanding RM23.8 juta pada tahun lalu berikutan prestasi yang lebih baik dicatatkan oleh bahagian motor dan tayar. Perkembangan industri automotif tempatan dan juga di Republik Rakyat China ("China") telah menyumbang kepada prestasi yang lebih baik untuk kedua-dua bahagian berkenaan. Pengenalan trak ringan dari China yang dipasang di dalam negara dan jualan komponen motosikal yang tinggi di China membolehkan bahagian motor kita mencatatkan keuntungan berbanding kerugian pada tahun kewangan sebelumnya. Bahagian tayar kita juga mencatat perolehan dan keuntungan yang lebih baik berikutan permintaan pasaran yang tinggi seiring dengan pertambahan bilangan kenderaan.

Selepas mengambilkira kos pembiayaan dan perkongsian hasil syarikat-syarikat sekutu, Kumpulan telah mencatatkan kerugian sebelum cukai yang rendah berjumlah RM9.9 juta berbanding RM31.7 juta tahun lalu.

PERKEMBANGAN KORPORAT

Dalam tahun kewangan, Kumpulan telah melaksanakan usaha-usaha korporat berikut:

(a) Seperti mana yang dilaporkan dalam tahun sebelumnya, Lion Rubber Industries Pte Ltd ("Lion Rubber"), anak syarikat Kumpulan, telah mencadangkan pelupusan 10% kepentingan ekuitinya dalam Dong Feng Lion kepada Beijing Jing Cheng Zhanye Bio-Technology Co Ltd. Bagaimanapun, cadangan pelupusan itu dibatalkan pada 2 Februari 2005.

Lion Rubber dan Silverstone Berhad ("SB"), anak syarikat milik penuh Syarikat, pada 2 Februari 2005 telah memeterai Perjanjian Jual Beli dengan Dong Feng Tyre Group Co Ltd ("DF Tyre") untuk melupuskan keseluruhan 55% kepentingan ekuiti dalam Dong Feng Lion oleh Lion Rubber. Pelupusan ini selesai pada 2 Mac 2005;

(b) Pada 1 Disember 2004, Kumpulan telah menyelesaikan pelupusan keseluruhan 98% kepentingan ekuiti dalam Hamba Research & Development Co Ltd kepada Lion Diversified Holdings Berhad;

(c) AMB Venture Sdn Bhd, anak syarikat milik penuh Syarikat, pada 25 November 2004 telah memeterai Perjanjian Jual-Beli Saham Bersyarat dengan Lion Corporation Berhad ("LCB") dan LCB Venture Pte Ltd ("LCBV"), anak syarikat milik penuh LCB, untuk melupuskan keseluruhan 36.68% kepentingan ekuiti dalam Lion Asiapac Limited ("LAP") kepada LCBV, yang merangkumi 148,750,644 saham biasa bernilai SGD0.10 sesaham dan 148,750,644 waran dalam LAP, untuk balasan berjumlah SGD32,725,142, yang akan dijelas melalui terbitan 57,706,166 saham biasa baru bernilai RM1.00 sesaham dalam LCB kepada Syarikat pada harga terbitan RM1.31 sesaham;

(d) Pada 31 Januari 2005, Syarikat telah memeterai Perjanjian Jual-Beli Saham Bersyarat dengan Lion Forest Industries Berhad ("LFIB") dan Quay Class Ltd ("QCL"), anak syarikat milik penuh LFIB, bagi melupuskan keseluruhan 100% kepentingan ekuiti Syarikat dalam SB merangkumi 203,877,500 saham biasa bernilai RM1.00 sesaham berbayar penuh, kepada QCL, termasuk QCL mengambilalih baki hutang bersih oleh Kumpulan kepada SB pada tarikh penyelesaian yang akan dijelaskan melalui terbitan 26.5 juta saham biasa baru bernilai RM1.00 sesaham dalam LFIB kepada Syarikat pada harga terbitan RM2.74 sesaham dan baki RM152,390,000 secara pembayaran tunai tertangguh.

Bagaimanapun, selepas akhir tahun kewangan, cadangan pelupusan LAP dan SB tidak diluluskan oleh Suruhanjaya Sekuriti. Syarikat sedang mempertimbangkan tindakan susulan yang akan diambil untuk cadangan tersebut; dan

(e) Pada 27 Jun 2005, Syarikat telah memeterai Perjanjian Penjualan Saham dengan Suzuki Motor Corporation dan Suzuki Assemblers Malaysia Sdn Bhd untuk melupuskan keseluruhan 49% kepentingan ekuitinya dalam Lion Suzuki Marketing Sdn Bhd. Cadangan pelupusan itu telah selesai pada 7 September 2005.

KAJIAN OPERASI

Bahagian Motor

Operasi automotif tempatan oleh Lion Motor Sdn Bhd ("Lion Motor"), menunjukkan prestasi yang lebih baik pada tahun ini dengan pengenalan trak ringan 3-tan Pahlawan Dong Feng LM228 ("Pahlawan Dong Feng") pada bulan November 2004. Di bawah perjanjian francais dengan Dong Feng Automobile Co Ltd, sebuah syarikat senaraian awam di Bursa Saham Shanghai, Lion Motor telah mendapat hak eksklusif untuk memasang, memasar dan mengedar Pahlawan Dong Feng di rantau Asia Pasifik. Lion Motor menyasarkan untuk meluaskan rangkaian traknya dengan melancarkan model baru pada tahun depan.

Dalam tahun kewangan, Lion Motor telah dilantik sebagai pengedar utama trak ringan 5-tan dikenali sebagai JAC Tuah KM188 ("JAC Tuah") di Semenanjung Malaysia bagi pihak pemegang francais, Kinabalu Motor Assembly Sdn Bhd ("KMA"). Trak JAC Tuah yang dipasang oleh KMA di kilangnya di Malaysia Timur memiliki teknologi paten yang dimajukan oleh Anhui Jianghuai Automotive Co Ltd, salah satu pengeluar kenderaan komersial terkemuka di China.

Operasi pengilangan penyerap hentakan motosikal di China, Wuxi Top Absorber Co Ltd ("Wuxi Top"), mencatatkan peningkatan kecil dalam perolehan pada tahun ini berikutan kelembapan menyeluruh dalam industri motosikal di China terutamanya pada setengah tahun pertama 2005. Dalam tempoh berkenaan, para pengeluar motosikal mengambil langkah menjual stok lama sementara menunggu penguatkuasaan piawaian baru pelepasan asap yang dikenali sebagai Euro 2 pada 1 Julai 2005.

Bahagian Tayar

Dengan pelupusan Dong Feng Lion yang mengalami kerugian, Bahagian tayar Kumpulan mencatat keuntungan operasi berjumlah RM7.5 juta bagi tahun kewangan dalam kajian berbanding kerugian berjumlah RM48.3 juta pada tahun lalu.

Di sebalik persaingan sengit dalam pasaran tayar tempatan dan kenaikan berterusan harga bahan-bahan mentah utama seperti getah asli dan derivatif petrokimia, bahagian ini masih berupaya menyumbang kepada prestasi Kumpulan. Jumlah jualan yang tinggi untuk rangkaian tayar 'Silverstone' di pasaran tempatan telah dicatatkan manakala prestasi jualan di pasaran antarabangsa juga turut memuaskan.

Dalam pasaran tayar sejagat yang pesat berkembang dan bersaing sengit, jenama Silverstone ternyata telah berjaya menempatkan dirinya sebagai tayar yang berkualiti tinggi dalam pasaran kenderaan penumpang dan pasaran berkaitan sukan bermotor. Dengan pelbagai pengiktirafan dan anugerah kualiti di peringkat antarabangsa, Silverstone telah berjaya menembusi pasaran sejagat dengan mengeksport tayar ke lebih 60 buah negara di dunia. Di pasaran tempatan, jenama Silverstone telah mendapat pengiktirafan anugerah status "Superbrands" daripada Superbrands International Organisation, sebuah badan bebas penimbang tara penjenamaan dunia untuk tempoh tiga tahun berturut-turut.

Dengan perkembangan teknologi automotif yang berterusan dan pengenalan kenderaan baru yang bermutu tinggi, teknologi tayar yang maju perlu membangun seiring dengannya terutama dalam pasaran automotif mewah dan berkuasa tinggi. Sehubungan itu, Silverstone telah memajukan Teknologi 'MicroBeta Silica' untuk mengeluarkan tayar bagi segmen berkenaan yang menawarkan lebih keselesaan, cengkaman jalan yang mantap, halangan geseran yang rendah dan menjimatkan penggunaan bahanapi. Tayar baru Silvertsone seperti siri Kruizer I dan Evol 8 adalah berlandaskan kepada teknologi tersebut.

Syarikat-Syarikat Sekutu

Perniagaan motosikal kita di Malaysia diterajui oleh Suzuki Assemblers Malaysia Sdn Bhd dan Lion Suzuki Marketing Sdn Bhd ("Kumpulan SAM") manakala di China oleh Nanjing Jincheng Machinery Co Ltd ("Nanjing Jincheng").

Dalam tahun kewangan, Kumpulan SAM Group terus berkembang dan mencatat peningkatan ketara dalam perolehan sebanyak 80% kepada RM181 juta. Kumpulan SAM telah berjaya memasarkan 58,677 buah motosikal "Suzuki" di pasaran tempatan dan sebahagian besar jualan eksportnya ke Indonesia. Berdasarkan prestasi yang baik ini, Kumpulan SAM mencatat keuntungan dan perkongsian untung oleh Kumpulan adalah berjumlah RM6.5 juta berbanding kerugian berjumlah RM7.2 juta tahun lalu.

Nanjing Jincheng mencatat pertumbuhan yang kecil dalam jualan keseluruhan pada tahun ini. Dengan meluaskan pasaran eksportnya ke Nigeria, Mexico dan Columbia, Nanjing Jincheng mencatatkan peningkatan jualan sebanyak 11%. Bagaimanapun, kenaikan harga bahan mentah utama seperti keluli, aluminium dan arang batu telah mengurangkan margin keuntungannya. Dengan peruntukan tinggi ke atas hutang ragu dan keusangan inventori, Nanjing Jincheng telah mengalami kerugian dalam tahun kewangan dan perkongsian rugi oleh Kumpulan adalah berjumlah RM18.1 juta berbanding keuntungan berjumlah RM0.8 juta tahun lalu.

PROSPEK

Pertumbuhan industri automotif dijangka rendah seiring dengan jangkaan pertumbuhan ekonomi Malaysia yang sederhana. Namun begitu, Kumpulan terus komited dalam melaksanakan pelbagai strategi dan inisiatif untuk membolehkan Kumpulan kembali berada dalam posisi yang menguntungkan.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin merakamkan penghargaan kepada Kerajaan Malaysia, para pembiaya, sekutu perniagaan, pelanggan dan pemegang saham yang dihargai atas sokongan yang berterusan dan keyakinan mereka kepada Kumpulan. Saya juga berterima kasih kepada pihak pengurusan dan kakitangan atas iltizam dan dedikasi mereka kepada Kumpulan.

Akhir sekali, saya juga ingin mengucapkan terima kasih kepada rakan pengarah atas sokongan dan nasihat yang tidak ternilai yang diberikan sepanjang tahun kewangan.

TAN SRI WILLIAM H.J. CHENG
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors of Silverstone Corporation Berhad, I am pleased to present to you the Annual Report and Audited Financial Statements of the Group and of the Company for the financial year ended 30 June 2005.

FINANCIAL PERFORMANCE

For the financial year under review, the Group recorded a lower revenue of RM461 million subsequent to the completion of the divestment of Dong Feng Lion Tyre Co Ltd ("Dong Feng Lion") in the previous financial year.

Nevertheless, the Group achieved a higher operating profit of RM34.4 million as compared to RM23.8 million recorded last year mainly due to better performance registered by our motor and tyre divisions. Growth in the domestic automotive industry as well as in the People's Republic of China ("China") have contributed to the better performance of both divisions. The introduction of our locally assembled light trucks from China in the domestic market and higher sales of motorcycle components in China have enabled our motor divisions to register a profit as compared to a loss in the previous financial year. Our tyre division also recorded better revenue and profit due to higher market demand in line with the growing vehicle population.

After accounting for finance costs and share in results of associated companies, the Group posted a lower loss before taxation of RM9.9 million as compared to RM31.7 million last year.

CORPORATE DEVELOPMENTS

During the financial year, the Group has undertaken the following corporate exercises:

(a) As reported in the previous year, Lion Rubber Industries Pte Ltd ("Lion Rubber"), a subsidiary of the Group, proposed to dispose of 10% equity interest in Dong Feng Lion to Beijing Jing Cheng Zhanye Bio-Technology Co Ltd. However, the said proposed disposal was terminated on 2 February 2005.

    Lion Rubber and Silverstone Berhad ("SB"), a wholly-owned subsidiary of the Company, had on 2 February 2005 entered into a Sale and Purchase Agreement with Dong Feng Tyre Group Co Ltd ("DF Tyre") for the disposal of Lion Rubber's entire 55% equity interest in Dong Feng Lion. The disposal was completed on 2 March 2005;

(b) On 1 December 2004, the Group completed the disposal of its entire 98% equity interest in Hamba Research & Development Co Ltd to Lion Diversified Holdings Berhad;

(c) AMB Venture Sdn Bhd, a wholly-owned subsidiary of the Company, had on 25 November 2004 entered into a conditional Sale and Purchase of Shares Agreement with Lion Corporation Berhad ("LCB") and LCB Venture Pte Ltd ("LCBV"), a wholly-owned subsidiary of LCB, for the disposal of its entire 36.68% equity interest in Lion Asiapac Limited ("LAP") to LCBV, comprising 148,750,644 ordinary shares of SGD0.10 each and 148,750,644 warrants in LAP, for a total consideration of SGD32,725,142, to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to the Company at an issue price of RM1.31 per share;

(d) The Company had on 31 January 2005 entered into a conditional Sale and Purchase of Shares Agreement with Lion Forest Industries Berhad ("LFIB") and Quay Class Ltd ("QCL"), a wholly-owned subsidiary of LFIB, for the disposal of its entire 100% equity interest in SB, comprising 203,877,500 ordinary shares of RM1.00 each fully paid, to QCL, including the assumption by QCL of the net inter-company balances due from the Group to SB on the completion date, for a total consideration of RM225 million, to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to the Company at an issue price of RM2.74 per share and the balance of RM152,390,000 by way of deferred cash payments.

    However, subsequent to the financial year end, the proposed disposals of LAP and SB were not approved by the Securities Commission. The Company is considering the next course of action to be taken in relation to the proposals; and

(e) The Company had on 27 June 2005 entered into a Share Sale Agreement with Suzuki Motor Corporation and Suzuki Assemblers Malaysia Sdn Bhd for the disposal of its entire 49% equity interest in Lion Suzuki Marketing Sdn Bhd. The proposed disposal was completed on 7 September 2005.

REVIEW OF OPERATIONS

Motor Division

Our local automotive operations through Lion Motor Sdn Bhd ("Lion Motor"), performed better this year with the introduction of its 3-ton light truck, the Dong Feng Pahlawan LM228 ("Dong Feng Pahlawan") in November 2004. Under the franchise agreement with Dong Feng Automobile Co Ltd, a company listed on the Shanghai Stock Exchange, Lion Motor was granted exclusive rights to assemble, market and distribute Dong Feng Pahlawan trucks in the Asia-Pacific region. Lion Motor is targeting to expand its range of trucks by launching new models next year.

During the year, Lion Motor was appointed as the main distributor in Peninsular Malaysia to distribute 5-ton light trucks, the JAC Tuah KM188 ("JAC Tuah") for franchise holder, Kinabalu Motor Assembly Sdn Bhd ("KMA"). The JAC Tuah trucks assembled by KMA at its plant in East Malaysia, has its own patented technology developed by Anhui Jianghuai Automotive Co Ltd, a leading commercial vehicle manufacturer in China.

Our motorcycle absorber manufacturing operations in China, Wuxi Top Absorber Co Ltd ("Wuxi Top"), registered marginal increase in its revenue this year due to the overall slowdown in the motorcycle industry in China, especially in the first half of 2005. During this period, motorcycle assemblers took steps to clear old stock while awaiting the implementation of the new emission standard named Euro 2 on 1 July 2005.

Tyre Division

With the disposal of the loss-making Dong Feng Lion, the Group's tyre division reported an operational profit of RM7.5 million for the financial year under review as compared to a loss of RM48.3 million last year.

Despite the intense competition in the local tyre market and the continued escalation in prices of major raw materials, especially natural rubber and petrol-chemical derivatives, the division was able to contribute to the Group's performance. A higher sales volume was recorded for its range of 'Silverstone' tyres in the domestic market whilst good progress was made in its overseas market.

In the well-developed and highly competitive global tyre market, the 'Silverstone' brand has clearly established its reputation for producing high quality tyres for the passenger vehicles market and motorsport-related market. With the numerous international quality certification and awards, SB has made rapid inroads into the global market with its tyres being exported to over sixty countries worldwide. Domestically, for 3 consecutive years since year 2003, 'Silverstone' brand name has been awarded "Superbrand" status by the Superbrands International Organisation, the world's independent arbiter of branding.

In tandem with the continuous developments in automotive technology and the introduction of refined new motor vehicles, corresponding advanced tyre technology is required, especially for the high-speed and luxury automobile market. Towards this end, Silverstone has rapidly developed its MicroBeta Silica Technology to produce tyres for that segment, which provides better comfort, superior grip, lower rolling resistance and reduced fuel consumption. MicroBeta Silica Technology serves as the platform for Silvertsone's new tyre series such as the Kruizer I and Evol 8 ranges.

Associated Companies

Our motorcycle business is spearheaded by Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group") locally and Nanjing Jincheng Machinery Co Ltd ("Nanjing Jincheng") in China.

SAM Group continued to grow during the financial year and achieved significant increase in revenue of 80% to RM181 million. For the year, SAM Group had successfully delivered 58,677 units "Suzuki" motorcycles to the local market and the bulk of its export sales to the Indonesian market. With the improved performance, SAM Group recorded a profit this year and the Group's share of profit was RM6.5 million as against a loss of RM7.2 million last year.

Nanjing Jincheng recorded marginal growth in its overall sales this year. In the export market which includes Nigeria, Mexico and Columbia, Nanjing Jincheng registered a 11% increase in sales. However,

increases in the price of major raw materials, especially steel, aluminium and coal, had reduced its profit margin. With the higher allowances made in respect of doubtful debts and inventory obsolescence, Nanjing Jincheng recorded a loss for the year and the Group's share in the loss was RM18.1 million as against a profit of RM0.8 million last year.

PROSPECTS

The growth in the automotive industry is expected to be lower in tandem with the expected moderation in growth of the Malaysian economy. Despite this, the Group is committed to implement various strategies and initiatives to enable the Group to return to its profitable position.

ACKNOWLEDGEMENT

On behalf of the Board of Directors, I would like to record our appreciation to the Malaysian Government, financiers, business associates, valued customers and shareholders for their continued support and confidence in the Group. I wish to also thank the management and staff for their commitment and dedication to the Group.

Last but not least, I would like to thank my fellow Directors for their invaluable support and advice throughout the year.

TAN SRI WILLIAM H.J. CHENG
Chairman

主席报告

我谨代表银石盾有限公司董事部，欣然向诸位提呈本集团和本公司截至2005年6月30日为止的会计年度之常年报告和经审核财务报告。

财务表现

由于在上一年度完全脱售了在东风金狮轮胎有限公司的投资，本集团在本会计年度的收入减少，只有4亿6千100万令吉。

然而，本集团取得更高的营业利润，共3千440万令吉，上一年度只有2千380万令吉，主要是由于我们的汽车组和轮胎组有更佳的表现。国内以及中国汽车工业的成长，是这两组有更佳表现的主要因素。由于我们引进在本地装配的中国轻型卡车，以及在中国的电单车零配件的销量增加，使到我们的汽车组有盈利，上一个会计年度则是蒙受亏损。由于车辆增加使到市场对轮胎的需求也相对增加，无形中我们的轮胎组收入也一样增加。

在扣除融资成本以及分享联号的业绩之后，本集团的税前亏损减少到990万令吉；上一年度则是3千170万令吉。

企业发展

在本会计年度，本集团采取下述措施：

(a) 正如上一年度所报告，本集团子公司Lion Rubber Industries Pte Ltd ("Lion Rubber")建议把它在东风金狮轮胎有限公司(“东风金狮”)的10%股权脱售给Beijing Jing Cheng Zhanye Bio-Technology Co Ltd。不过，这项建议已在2005年2月2日终止。

Lion Rubber和本集团独资子公司的银石有限公司(“银石”)，在2005年2月2日与东风轮胎集团公司订立一项买卖合约，把在东风金狮轮胎有限公司拥有的全部55%股权出售给东风轮胎集团公司。这项交易在2005年3月2日完成。

(b) 在2004年12月1日，本集团完成了出售在Hamba Research & Development Co Ltd 的全部98%股权给金狮多元控股有限公司。

(c) 在2004年11月24日，本公司独资子公司AMB Venture Sdn Bhd与金狮机构有限公司(“金狮机构”)以及金狮机构独资子公司LCB Venture Pte Ltd ("LCBV")，订立有条件买卖合约，以新币32,725,142元，将它在Lion Asiapac Limited ("LAP")的全部36.68%股权出售于LCBV，这包括每股新币0.10元的148,750,644股普通股，148,750,644股凭单，条件是由金狮机构发出每股面值1.00令吉的57,706,166新普通股给本公司，发行价格是每股1.31令吉；

(d) 在2005年1月31日，本公司与金狮森林工业有限公司(“金狮森林工业”)以及金狮森林业独资子公司Quay Class Ltd (“QCL”)，订立一项有条件买卖合约，把它在银石的全部100%股权出售给QCL，这涉及每股1.00令吉的203,879,500股普通股。条件包括在成交日期，QCL必须承担本集团欠银石的2亿2千500万令吉净债务。条件是金狮森林工业发出2千650万每股面值1.00令吉、发行价每股2.74令吉的新普通股给本公司，余额1亿5千239万令吉延缓以现金支付。

不过，在本会计年度结束后，建议中脱售LAP和银石的献议没有获得证券委员会批准。针对这项建议本公司正考虑下一个对策。

(e) 在2005年6月27日，本公司和铃木汽车公司以及铃木装配马来西亚私人有限公司订立转让合同，以出售本公司在金狮铃木销售私人有限公司的全部49%股权。这项交易在2005年9月7日完成。

业务检讨

汽车组

我们通过金狮汽车私人有限公司(“金狮汽车”)在本地市场进行的汽车业务今年有更佳的表现，来自我们在2004年11月引进的3吨重的轻型卡车“东风小霸王”。金狮汽车获得和东风汽车公司(一家在上海股票交易所挂牌的公司)签订特许专利以在亚太区装配，销售及分销东风小霸王。金狮汽车正在计划增加其卡车系列，以明年推出新款式卡车。

在本会计年度，金狮汽车被京那巴鲁汽车装配私人有限公司(“京那巴鲁汽车”)委任为在马来西亚半岛的主要经销商，以分销其5吨重轻型卡车JAC Tuah KM188。由京那巴鲁汽车在其位于东马的工厂装配的JAC Tuah卡车是使用江淮安徽汽车股份有限公司(中国的一家主要商用车辆制造厂)研发专有的科技。

我们在中国由无锡拓普减震器有限公司(“无锡拓普”)经营的电单车缓冲器制造案业务收入微增。由于中国的电单车工业总体缓慢下来，尤其在2005年上半年，电单车装配商采取步骤清卖存货，同时等待当局在2005年7月1日公布Euro 2的排放废气新标准。

轮胎组

在脱售蒙受亏损的东风金狮之后，本集团的轮胎组报告，在本会计年度取得750万令吉的营业利润，上一个年度则是亏损4千830万令吉。

尽管本地轮胎市场竞争激烈，以及主要原料，尤其是天然胶和石油化学衍生物的价格不断上涨，轮胎组仍然能够对本集团的表现作出贡献。它的一系列“Silverstone”品牌轮胎在国内市场的销售量增加，在海外市场也取得良好进展。

在发展良好及高度竞争的全球轮胎市场，“Silverstone”品牌的轮胎仍可建立了本身的地位，成为轿车和赛车的高品质轮胎。挟著无数国际品质证书和奖项的荣誉，它成功地进入全球市场，出口到全球六十多个国家。在国内，自2003年以来，“Silverstone”品牌连续三年被超级品牌国际机构颁发超级品牌奖项。为配合汽车科技的不断发展，以及高雅的新式汽车的面市，轮胎科技必须有相应的进展，尤其是高速和豪华汽车市场。因此银石迅速发展其MicroBeta Silica科技，以生产符合那领域的轮胎，以达到更加舒适，更佳的掌控，低抗滚性及省油。MicroBeta Silica科技成为银石新轮胎系列的平台。这些新轮胎系列如Kruizer 1 和Evol 8 等。

联号

本集团在本地的电单车业务是以铃木装配马来西亚私人有限公司及金狮铃木销售有限公司(“铃木装配集团”)为主，在中国由南京金城机械有限公司经营。

在本会计年度，铃木装配集团继续成长，收入激增80%，达到1亿8千100万令吉。在本年度，铃木装配集团成功的在本地售出58,677辆“铃木”牌电单车，而它的出口销售大部份是输往印尼。由于表现良好，铃木装配集团今年盈利达650万令吉，上一年度即是亏损720万令吉。

南京金城在本年度的总销售额微增。它的出口市场包括尼日利亚，墨西哥和哥伦比亚，出口额增加11%。 不过，由于主要原料，尤其是钢铁，铝和煤的价格上涨，导至其利润的下降。由于更多的坏账准备及存货报废，南京金城今年蒙受1千810万令吉的亏损；上一年度则是盈利80万令吉。

展望

由于马来西亚的经济成长率预料将会放缓，预料汽车工业的成长率也将会随之降低，尽管如此，本集团决心推行各种策略与主动，以使本集团恢复盈利。

鸣谢

我谨代表董事部，向马来西亚政府，金融家，商业伙伴，尊贵的客户以及股东们表达谢意，感谢他们对本集团连续不断的支持和信心。我也要感谢管理层和职员们对本集团的贡献。

最后，我要感谢董事们在过去一年给予宝贵的支持和意见。

主席
丹斯里钟廷森

FINANCIAL STATEMENTS

2005

For The Financial Year Ended 30 June 2005

DIRECTORS' REPORT

The Directors hereby submit their report and the audited financial statements of the Group and the Company for the financial year ended 30 June 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiary companies are shown in Note 12 to the financial statements.

Other than as disclosed in Note 12 to the financial statements, there have been no significant changes in the activities of the Company and its subsidiary companies during the financial year.

FINANCIAL RESULTS

	GROUP RM'000	COMPANY RM'000
Loss after taxation	(12,041)	(19,189)
Minority interests	(321)	-
Net loss for the financial year	(12,362)	(19,189)

DIVIDEND

The Directors do not recommend any dividend for the financial year ended 30 June 2005.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than those disclosed in the notes to the financial statements.

DIRECTORS

The Directors who have served since the date of the last report are:

Tan Sri William H.J. Cheng
Phang Wai Yeen
Ngan Yow Chong
Tan Sri Dato' Jaffar bin Abdul
Datuk Cheng Yong Kim
Dato' Haji Hashim bin Saad
Eow Kwan Hoong

In accordance with Article 98 of the Company's Articles of Association, Y. Bhg. Datuk Cheng Yong Kim and Y. Bhg. Dato' Haji Hashim bin Saad retire by rotation and, being eligible, offer themselves for re-election.

Y. Bhg. Tan Sri Dato' Jaffar bin Abdul, being above the age of seventy years, retires pursuant to Section 129(2) of the Companies Act, 1965 and offers himself for re-appointment as Director under the provision of Section 129(6) of the said Act to hold office until the next annual general meeting.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than those disclosed as Directors' remuneration in the financial statements) by reason of a contract made by the Company or a related corporation with any Director or with a firm of which a Director is a member or with a company in which a Director has a substantial financial interest save and except for benefit which may be deemed to have arisen by virtue of transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 30 to the financial statements.

Neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS

The Directors' interests in shares in the Company are as follows:

	Number of ordinary shares of RM1.00 each			
	As at 1.7.2004	Additions	Disposals	As at 30.6.2005
Direct interest in shares				
Tan Sri William H.J. Cheng	6,000	-	-	6,000
Phang Wai Yeen	1,252,824	-	-	1,252,824
Tan Sri Dato' Jaffar bin Abdul	-	220	-	220
Datuk Cheng Yong Kim	1,963	-	-	1,963
Eow Kwan Hoong	120,391	-	-	120,391
Indirect interest in shares				
Tan Sri William H.J. Cheng	207,794,201	-	4,924,592	202,869,609
Datuk Cheng Yong Kim	207,083,646	-	4,799,602	202,284,044

The Directors' interests in shares in related companies are as follows:

Indirect interest in shares

	Nominal value per ordinary share	Number of shares			
		As at 1.7.2004	Additions	Disposals	As at 30.6.2005
Tan Sri William H.J. Cheng Datuk Cheng Yong Kim					
Lion Rubber Industries Pte Ltd	SGD1.00	10,000,000	-	-	10,000,000
Willet Investment Pte Ltd	SGD1.00	45,954,450	-	-	45,954,450

DIRECTORS' INTERESTS (continued)

Investment in the People's Republic of China

	Currency	As at 1.7.2004	Number of shares Additions	Disposals	As at 30.6.2005
Tan Sri William H.J. Cheng					
Datuk Cheng Yong Kim					
Nanjing Jingyi Casting Co Ltd	USD	6,750,000	-	-	6,750,000
Wuxi Puhua Electroplating Co Ltd	USD	1,225,000	210,000	-	1,435,000
Wuxi Top Absorber Co Ltd	USD	6,600,000	-	-	6,600,000

	Nominal value per ordinary share	As at 1.7.2004	Number of shares Additions	Disposals	As at 30.6.2005
Tan Sri William H.J. Cheng					
Silverstone Tyre (S) Pte Ltd	SGD1.00	31,750,100	-	-	31,750,100
Datuk Cheng Yong Kim					
Silverstone Tyre (S) Pte Ltd	SGD1.00	25,400,080	-	-	25,400,080

Other than as disclosed above, the Directors of the Company do not have any other interest in the shares in the Company or its related companies.

EXECUTIVE SHARE OPTION SCHEME ("ESOS")

During the financial year, the Company's ESOS which came into effect on 16 May 2000 expired on 15 May 2005. The salient features, other terms of the ESOS and the movement of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are disclosed in Note 24 to the financial statements.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad receivables and the making of allowance for doubtful receivables and satisfied themselves that all known bad receivables had been written off and that adequate allowance had been made for doubtful receivables; and

(b) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records had been written down to an amount which they might be expected so to realise.

OTHER STATUTORY INFORMATION (continued)

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad receivables or the amount of the allowance for doubtful receivables in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(a) except as disclosed in the financial statements, the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) except as disclosed in the financial statement, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

Signed in accordance with a resolution of the Directors dated 16 September 2005.

TAN SRI WILLIAM H.J. CHENG
Chairman

PHANG WAI YEEN
Managing Director

Kuala Lumpur

INCOME STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	GROUP 2005	GROUP 2004	COMPANY 2005	COMPANY 2004
Amounts in RM'000					
Revenue	3				
- continuing operations		**180,723**	153,612	**255**	-
- discontinuing operation	4	**279,884**	230,639	**-**	-
- discontinued operations	34	**93**	168,701	**-**	-
		460,700	552,952	**255**	-
Other operating income		**16,997**	13,816	**12,896**	13,161
Gain/(Loss) on disposal of subsidiary and associated companies		**11,474**	71,079	**(1,453)**	-
Changes in inventories of finished goods and work-in-progress		**13,691**	(11,420)	**-**	-
Purchase of finished goods		**(39,171)**	(18,011)	**-**	-
Raw materials and consumables used		**(273,263)**	(369,140)	**-**	-
Staff costs	5	**(45,996)**	(63,690)	**(992)**	(1,287)
Depreciation and amortisation expenses		**(21,752)**	(44,825)	**(766)**	(836)
Allowance for losses on investments	6	**(4,076)**	-	**-**	(6,000)
Other operating expenses		**(84,187)**	(106,930)	**(1,054)**	(1,160)
Profit from operations	7	**34,417**	23,831	**8,886**	3,878
Finance costs	8	**(32,525)**	(49,365)	**(28,075)**	(28,179)
Share in results of associated companies		**(11,806)**	(6,161)	**-**	-
Loss before taxation		**(9,914)**	(31,695)	**(19,189)**	(24,301)
Taxation	9				
- Company and subsidiary companies		**(2,087)**	(2,433)	**-**	34
- associated companies		**(40)**	31	**-**	-
		(2,127)	(2,402)	**-**	34
Loss after taxation		**(12,041)**	(34,097)	**(19,189)**	(24,267)
Minority interests		**(321)**	(1,294)	**-**	-
Net loss for the financial year		**(12,362)**	(35,391)	**(19,189)**	(24,267)
Loss per share (sen)	10				
- Basic		**(3.7)**	(10.5)		
- Fully diluted		**(3.7)**	(10.5)		

The accompanying notes form an integral part of the financial statements.

BALANCE SHEETS

AS AT 30 JUNE 2005

		GROUP		COMPANY	
	Note	2005	2004	2005	2004
Amounts in RM'000					
Non-Current Assets					
Property, plant and equipment	11	**326,990**	310,837	**2,229**	2,563
Subsidiary companies	12	**-**	-	**532,937**	531,474
Associated companies	13	**252,043**	268,773	**8,969**	8,969
Investments	14	**122,464**	115,808	**121,428**	114,793
Deferred tax assets	29	**22,993**	24,823	**-**	-
Deferred expenditure	15	**852**	1,271	**-**	-
Goodwill	16	**12,409**	13,143	**-**	-
Current Assets					
Inventories	17	**99,197**	70,378	**-**	-
Investments	14	**3,608**	7,419	**3,608**	7,419
Trade and other receivables	18	**132,608**	119,045	**14,935**	19,500
Tax recoverable		**264**	5,447	**214**	3,840
Amount due from subsidiary companies	19	**-**	-	**595,822**	596,825
Amount due from associated companies	19	**4,462**	4,743	**1,606**	1,606
Deposits with financial institutions	20	**11,770**	16,729	**2,722**	4,310
Cash and bank balances		**26,042**	37,282	**726**	273
		277,951	261,043	**619,633**	633,773
Current Liabilities					
Trade and other payables	21	**88,029**	73,773	**2,560**	2,150
Amount due to subsidiary companies	19	**-**	-	**225,721**	219,474
Amount due to associated companies	19	**109**	107	**-**	-
Provisions	22	**6,125**	6,269	**-**	-
Short term borrowings:	23				
- bank overdrafts		**13,438**	16,739	**201**	185
- others		**124,475**	115,698	**-**	-
Bonds and debts	27	**87,538**	116,001	**91,050**	119,584
Tax liabilities		**283**	224	**-**	-
		319,997	328,811	**319,532**	341,393
Net Current (Liabilities)/Assets		**(42,046)**	(67,768)	**300,101**	292,380
		695,705	666,887	**965,664**	950,179
Financed By:					
Share capital	24	**338,535**	338,535	**338,535**	338,535
Reserves	25	**(178,619)**	(174,053)	**(76,231)**	(57,042)
Shareholders' funds		**159,916**	164,482	**262,304**	281,493
Minority interests		**83,603**	84,460	**-**	-
Redeemable cumulative convertible preference shares	26	**32,237**	32,237	**32,237**	32,237
Bonds and debts	27	**419,188**	385,098	**428,407**	396,132
Amount due to a subsidiary company	19	**-**	-	**242,339**	239,940
Deferred liabilities	28	**384**	233	**-**	-
Deferred tax liabilities	29	**377**	377	**377**	377
		695,705	666,887	**965,664**	950,179
Net tangible assets per share (sen)		**43.3**	44.3		

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

GROUP

		Non-distributable				
Amounts in RM'000	**Share capital**	**Share premium**	**Translation reserves**	**Others**	**Accumulated losses**	**Total**
Balance at 1 July 2003	338,535	81,525	77,885	48,730	(318,541)	228,134
Net loss for the financial year	-	-	-	-	(35,391)	(35,391)
Transferred to capital reserve	-	-	-	94	(94)	-
Amortisation of negative goodwill	-	-	-	(1,557)	-	(1,557)
Realisation of reserve on disposal of a subsidiary company	-	-	(26,560)	-	-	(26,560)
Translation loss on net equity of foreign subsidiary companies	-	-	(224)	-	-	(224)
Share in post-acquisition reserves of associated companies	-	-	80	-	-	80
Net losses not recognised in consolidated income statement	-	-	(144)	-	-	(144)
Balance at 30 June 2004	**338,535**	**81,525**	**51,181**	**47,267**	**(354,026)**	**164,482**
Net loss for the financial year	-	-	-	-	**(12,362)**	**(12,362)**
Transferred to capital reserve	-	-	-	**136**	**(136)**	-
Amortisation of negative goodwill	-	-	-	**(1,557)**	-	**(1,557)**
Realisation of reserve on disposal of subsidiary companies	-	-	**12,917**	**37**	-	**12,954**
Translation loss on net equity of foreign subsidiary companies	-	-	**(2,793)**	-	-	**(2,793)**
Share in post-acquisition reserves of associated companies	-	-	**(808)**	-	-	**(808)**
Net losses not recognised in consolidated income statement	-	-	**(3,601)**	-	-	**(3,601)**
Balance at 30 June 2005	**338,535**	**81,525**	**60,497**	**45,883**	**(366,524)**	**159,916**

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

COMPANY

Amounts in RM'000	Share capital	Non-distributable Share premium	Accumulated losses	Total
Balance at 1 July 2003	338,535	81,525	(114,300)	305,760
Net loss for the financial year	-	-	(24,267)	(24,267)
Balance at 30 June 2004	**338,535**	**81,525**	**(138,567)**	**281,493**
Net loss for the financial year	-	-	**(19,189)**	**(19,189)**
Balance at 30 June 2005	**338,535**	**81,525**	**(157,756)**	**262,304**

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

	Note	2005	2004
Amounts in RM'000			
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before taxation		**(9,914)**	(31,695)
Adjustments for non-cash items, interests and dividend	33(a)	**48,990**	37,421
Operating profit before working capital changes		**39,076**	5,726
(Increase)/Decrease in inventories		**(23,193)**	22,081
(Increase)/Decrease in trade and other receivables		**(282)**	132,014
Increase/(Decrease) in trade and other payables and provisions		**3,435**	(25,202)
Cash generated from operations		**19,036**	134,619
Tax refund/(paid)		**5,226**	(246)
Interest paid		**(5,900)**	(23,510)
Interest received		**1,084**	711
Net cash inflow from operating activities		**19,446**	111,574
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	33(b)	**(49,499)**	(20,706)
Proceeds from disposal of property, plant and equipment		**14,317**	28,472
Purchase of investment		**(21)**	-
Proceeds from disposal of an associated company		**-**	5,943
Proceeds from redemption of ACB Bonds		**1,867**	4,076
Dividend income		**1,381**	-
Net cash inflow/(outflow) from disposal of subsidiary companies	33(c)	**11,288**	(5,846)
Repayment from/(Advance to) associated companies		**283**	(3,086)
Net cash (outflow)/inflow from investing activities		**(20,384)**	8,853
CASH FLOWS FROM FINANCING ACTIVITIES			
Redemption of AMB Bonds and repayment of SPV Debts		**(20,734)**	(43,792)
Net proceeds from/(repayment of) short term borrowings		**16,071**	(81,767)
Repayment of term loans		**(7,197)**	-
Repayment of hire purchase liabilities		**(100)**	(66)
Decrease in deposits earmarked for AMB Bonds redemption and SPV Debts repayment		**5,276**	11,890
Net cash outflow from financing activities		**(6,684)**	(113,735)
Effects of exchange rate changes on cash and cash equivalents		**-**	14
Net (decrease)/increase in cash and cash equivalents		**(7,622)**	6,706
Cash and cash equivalents at beginning of the financial year		**25,532**	18,826
Cash and cash equivalents at end of the financial year	33(d)	**17,910**	25,532

The accompanying notes form an integral part of the financial statements.

CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005

Amounts in RM'000	Note	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before taxation		**(19,189)**	(24,301)
Adjustments for non-cash items, interests and dividend	33(a)	**17,142**	21,854
Operating loss before working capital changes		**(2,047)**	(2,447)
Decrease in trade and other receivables		**4,064**	5,008
Increase/(Decrease) in trade and other payables		**410**	(44)
Cash generated from operations		**2,427**	2,517
Tax refund		**3,690**	-
Interest paid		**(274)**	(14)
Interest received		**946**	401
Net cash inflow from operating activities		**6,789**	2,904
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		**28**	-
Proceeds from redemption of ACB Bonds		**1,867**	4,076
Repayment from subsidiary companies		**5,388**	12,784
Dividend received		**191**	-
Net cash inflow from investing activities		**7,474**	16,860
CASH FLOWS FROM FINANCING ACTIVITIES			
Redemption of AMB Bonds and repayment of AMB Debts		**(20,852)**	(44,233)
Advance from subsidiary companies		**5,438**	2,907
Decrease in deposits earmarked for AMB Bonds redemption and AMB Debts repayment		**799**	21,530
Net cash outflow from financing activities		**(14,615)**	(19,796)
Net decrease in cash and cash equivalents		**(352)**	(32)
Cash and cash equivalents at beginning of the financial year		**2,298**	2,330
Cash and cash equivalents at end of the financial year	33(d)	**1,946**	2,298

The accompanying notes form an integral part of the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2005

All amounts in RM'000 unless otherwise stated.

1. BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention unless otherwise indicated in the significant accounting policies.

The financial statements comply with the applicable approved accounting standards of the Malaysian Accounting Standards Board and the provisions of the Companies Act, 1965.

As disclosed in Note 27, the AMB Bonds and SPV Debts for the Group totalling RM87.54 million are due for redemption/repayment within the next twelve (12) months. The cash flows for the said redemption/repayment will be sourced from the proceeds on disposal of assets/companies and the planned disposals are expected to be completed on time.

Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and of the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or the amounts and classification of liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities. Subsidiary companies are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed of during the year are included from the effective date of acquisition or up to the effective date of disposal, as appropriate. The difference between the acquisition cost and the Group's share of the fair values of the identifiable net assets of the subsidiary company acquired at the date of acquisition is reflected as goodwill or negative goodwill.

Intra-group transactions, balances and unrealised gains on transactions are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of the subsidiary companies to ensure consistency of accounting policies with those of the Group.

Minority interests in the consolidated balance sheet consist of the minorities, share of the fair value of the identifiable assets and liabilities of the acquiree. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets together with any unamortised balance of goodwill and exchange differences which were not previously recognised in the consolidated income statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) GOODWILL AND NEGATIVE GOODWILL

Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable net assets acquired at the date of acquisition. Negative goodwill represents the excess of the fair value of the identifiable net assets acquired at the date of acquisition over the cost of acquisition. Goodwill and negative goodwill are amortised over a period of twenty-five years. The policy for the recognition and measurement of impairment losses for goodwill is in accordance with Note 2(o).

(c) ASSOCIATED COMPANIES

Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies. Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting based on the audited or management financial statements of the associated companies.

Equity accounting involves recognising the Group's share of the post acquisition results of associated companies in the consolidated income statement. In the consolidated balance sheet, the Group's interest in associated companies is carried at cost, which includes unamortised goodwill on acquisition less unamortised negative goodwill on acquisition, where applicable, plus the Group's share of post acquisition change in the net assets of the associated companies. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

(d) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(o).

Gains or losses arising from the disposal of an asset is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognised in the income statement.

Freehold land and capital work-in-progress are not depreciated. Leasehold land is depreciated over the period of the lease except where the leasehold land has an unexpired term in excess of 50 years (classified as long term leasehold land) in which case no depreciation is provided.

Depreciation of other property, plant and equipment is provided on a straight-line basis to write off the cost of each asset to its residual value over its estimated useful life.

The principal annual depreciation rates used are:

Buildings	40 - 50 years
Leasehold land	Over 20 - 50 years
Plant and machinery	3 - 30 years
Moulds and assembly equipment	1 - 10 years
Furniture and equipment	5 - 10 years
Motor vehicles	5 - 10 years

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) DEFERRED EXPENDITURE

Deferred expenditure comprises proprietary technology and patents.

Proprietary technology and patents are stated at cost and are amortised on a straight-line basis to write off their costs over the expected period of future benefit, which is estimated at 10 to 50 years. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(o).

(f) INCOME TAX

Income tax on profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences or unused tax losses and unused tax credits can be utilised. Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither profit nor taxable profit.

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from business combination that is an acquisition, in which case deferred tax is included in the resulting goodwill or negative goodwill on consolidation.

Deferred tax assets and deferred tax liabilities are off set when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority.

(g) INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost consists of direct materials, direct labour, direct charges and appropriate production overheads where applicable and is determined on a weighted average basis or by specific identification. Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to make the sale.

(h) INVESTMENTS

Investments in subsidiary and associated companies in the Company's financial statements are stated at cost less impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 2(o).

Investment in bond is stated at net present value of bond plus accreted interest and less redemption and any allowance that may be required for diminution in value. The accretion of interest on bond investment is recognised as interest income on the basis of their underlying yield.

Other non-current investments are stated at cost less allowance for diminution in value of investment to recognise any decline, other than a temporary decline in the value of the investment.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) FOREIGN CURRENCIES

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted dates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date. All exchange differences are included in the income statement.

Assets and liabilities of overseas subsidiary companies, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the dates of the transaction. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiary companies are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of foreign subsidiary companies are treated as assets and liabilities of the Group and translated at the exchange rate ruling at the date of the transaction.

The principal closing rates used in translation of foreign currency amounts are as follows:

	2005 RM	2004 RM
1 US Dollar	**3.80**	3.80
1 Singapore Dollar	**2.24**	2.21
1 Chinese Renminbi	**0.46**	0.46
1 Sterling Pound	**6.83**	6.84
1 Taiwan Dollar	**0.11**	0.11
1 Euro	**4.57**	4.57

(j) REVENUE RECOGNITION

Revenue of the Group consists of sale of goods and services rendered. Sale of goods and services rendered are recognised upon delivery of goods and customers' acceptance or performance of services net of returns, discounts and allowances.

Revenue of the Company consists of dividend income and is recognised where the shareholders' right to receive payment is established.

(k) RECEIVABLES

Trade and other receivables are carried at anticipated realisable value. Specific allowances are made for receivables, which have been identified as bad or doubtful. In addition, general allowances are made to cover possible losses, which are not specifically identified.

(l) PAYABLES

Trade and other payables are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(m) LEASES

Finance leases/hire purchase

A lease is recognised as finance lease if it transfers substantially to the Group the entire risks and rewards incident to ownership. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the balance outstanding. The corresponding lease obligations, net of finance charges, are included in liabilities. The interest element of the finance charge is charged to the income statement over the lease period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) LEASES (continued)

Finance leases/hire purchase

Property, plant and equipment acquired under finance leases/hire purchase are capitalised and depreciated in accordance with the depreciation policy set out in Note 2(d).

Operating leases

Leases of assets where significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognised as expenses in the income statement on a straight-line basis over the lease period.

(n) BORROWINGS

Borrowings are initially recognised based on the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost and any difference between net proceeds and redemption value is recognised in the income statement over the period of the borrowing using the effective yield method.

Borrowing costs incurred to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset until the asset is ready for its intended use.

AMB Bonds, AMB Debts and SPV Debts are stated at net present value plus accreted interest and net of amortised issuance expenses and redemption. The accretion of interest on the bonds or debts is recognised as interest expenses on the basis of their underlying cash yield to maturity.

(o) IMPAIRMENT OF ASSETS

The carrying amounts of the assets, other than inventories, deferred tax assets and financial assets (other than investment in subsidiary and associated companies) are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying amounts of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to the present value of estimated future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash-generating unit.

Impairment loss is recognised as an expense in the income statement.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss has been recognised. The reversal is recognised in the income statement.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

(p) FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheet include cash and bank balances, investments, receivables, payables and borrowings. The particular recognition methods adopted are disclosed in the respective accounting policy statements associated with each item.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interests, dividends, gains and losses relating to a financial instrument classified as liabilities are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are off set when the Group has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

(r) EMPLOYEE BENEFITS

Short term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as expenses in the financial year in which the associated services are rendered by employees of the Group. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

Defined contribution plans

The Group's contributions to defined contribution plans are charged to the income statement in the period to which they relate. Once the contributions have been paid, the Group has no further payment obligation.

Equity compensation benefits

The Group has in place an Executive Share Option Scheme for granting of share options to eligible executives and executive directors of the Group to subscribe for ordinary shares in the Company. The Group does not make a charge to the income statement in connection with share options granted. When such options are exercised, the nominal value of the shares subscribed for is credited to the share capital account and the balance of the proceeds net of any transaction costs, is credited to the share premium account.

(s) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

For the purposes of the cash flow statements, cash and cash equivalents consist of cash in hand and at bank, deposits with financial institutions (other than those earmarked for bonds redemption and debts repayment) and bank overdrafts.

3. REVENUE

Revenue consists of the following:

	GROUP		COMPANY	
	2005	2004	2005	2004
Sale of goods	**459,340**	548,689	**-**	-
Fees from training courses and other services	**1,360**	4,263	**-**	-
Dividend income	**-**	-	**255**	-
	460,700	552,952	**255**	-

4. DISCONTINUING OPERATION

The Company had on 31 January 2005 entered into a conditional Sale and Purchase of Shares Agreement with Lion Forest Industries Berhad ("LFIB") and Quay Class Ltd ("QCL"), a wholly-owned subsidiary company of LFIB, for the proposed disposal of the entire issued and paid-up capital of Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each in SB, including the assumption of the net inter-company balances due from the Group to SB, for a total consideration of RM225 million. The proposal is not completed as at 30 June 2005.

SB was operating in the tyre segment in Malaysia and the effects of the proposed disposal on the results of the Group were as follows:

	2005	2004
Revenue	**279,884**	230,639
Operating expenses	**(269,927)**	(221,791)
Profit from operations	**9,957**	8,848
Finance costs	**(6,280)**	(6,240)
Profit before taxation	**3,677**	2,608
Taxation	**(1,830)**	(2,291)
Profit after taxation	**1,847**	317

The cash flows attributable to SB were as follows:

	2005	2004
Cash flows from operating activities	**23,178**	22,768
Cash flows from investing activities	**(12,017)**	(15,304)
Cash flows from financing activities	**(8,929)**	(8,802)
Total cash flows	**2,232**	(1,338)

The effects of the disposal of SB on the financial position of the Group were as follows:

	2005	2004
Property, plant and equipment	**248,599**	253,920
Deferred tax assets	**22,993**	24,823
Inventories	**57,595**	50,844
Trade and other receivables	**329,900**	317,590
Cash and bank balances	**274**	1,359
Trade and other payables	**(41,484)**	(38,100)
Short term borrowings	**(320,732)**	(315,108)
Deferred payables	**(203)**	(233)
Net assets	**296,942**	295,095

5. STAFF COSTS

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
Salaries, wages and bonus	**31,985**	47,328	**775**	1,089
Defined contribution plans	**4,859**	7,989	**87**	97
Other staff related expenses	**9,152**	8,373	**130**	101
	45,996	63,690	**992**	1,287

Included in the staff costs of the Group and of the Company is the executive directors' remuneration as disclosed in Note 7(b) to the financial statements.

6. ALLOWANCE FOR LOSSES ON INVESTMENTS

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
Allowances for losses:				
Impairment in value of investment in a subsidiary company	-	-	-	6,000
Impairment in value of investment in an associated company	**4,076**	-	-	-
	4,076	-	-	6,000

7. PROFIT FROM OPERATIONS

(a) Profit from operations is arrived at:

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
After charging:				
Property, plant and equipment:				
- depreciation	**22,156**	44,966	**766**	836
- written off	**4**	1,225	-	-
Directors' remuneration	**760**	721	**307**	290
Auditors' remuneration:				
- current year	**138**	215	**17**	17
- over accrued in prior years	**(18)**	(5)	**(15)**	-
Rental of land and buildings	**3,169**	2,189	**29**	29
Allowance for doubtful receivables	**1,039**	327	-	-
Lease rental	**354**	321	-	-
Rental of machinery and equipment	**92**	89	-	-
Provision for:				
- advertising and sales promotion	**1,034**	3,516	-	-
- special price discounts and incentives	**10,182**	11,733	-	-
Amortisation of:				
- goodwill	**734**	734	-	-
- deferred expenditure	**419**	682	-	-
Bad receivables written off	-	2,282	-	-
Inventories written off	-	124	-	-
Realised foreign exchange losses	**742**	314	-	-

7. PROFIT FROM OPERATIONS (continued)

(a) Profit from operations is arrived at: (continued)

	GROUP		COMPANY	
	2005	2004	2005	2004
And crediting:				
Rental income	100	155	-	-
Interest income from:				
- subsidiary companies	-	-	4,385	4,381
- Silverstone Sub-Bond	-	-	2,399	2,376
- ACB Bonds	4,691	4,635	4,691	4,635
- others	2,862	2,307	945	1,769
Allowance for doubtful receivables written back	2,169	1,034	448	-
Amortisation of negative goodwill	1,557	1,557	-	-
Bad receivables recovered	39	18	-	-
Gain on disposal of property, plant and equipment	2,502	948	28	-
Reversal for inventories written down	5,626	1,100	-	-
Unrealised foreign exchange gain	2,715	1,034	-	-
Dividend income from:				
- subsidiary companies	-	-	225	-
- investments quoted in Malaysia	30	-	30	-
- investments quoted outside Malaysia	1,359	-	-	-

(b) The Directors' remuneration is categorised as follows:

	GROUP		COMPANY	
	2005	2004	2005	2004
Executive Directors:				
- Salaries and other emoluments	555	516	162	147
- Fees	23	23	20	20
- Defined contribution plans	74	68	22	20
- Benefit-in-kind	5	11	-	-
	657	618	204	187
Non-Executive Directors:				
- Fees	103	103	103	103
Total	760	721	307	290

The number of Directors whose total remuneration fall into the respective bands are as follows:

Range of remuneration per annum

	GROUP		COMPANY	
	2005	2004	2005	2004
Executive Directors:				
- RM25,000 and below	-	-	1	1
- RM150,001- RM200,000	1	1	1	1
- RM400,001- RM450,000	-	1	-	-
- RM450,001- RM500,000	1	-	-	-
Non-Executive Directors:				
- RM25,000 and below	4	4	4	4
- RM25,001- RM50,000	1	1	1	1

8. FINANCE COSTS

	GROUP		COMPANY	
	2005	2004	2005	2004
Interest expenses on:				
- subsidiary company balance	-	-	3,247	3,175
- term loans	2,040	19,439	-	-
- bank overdrafts	486	903	18	14
- AMB Bonds and SPV Debts	21,969	22,054	6,196	6,144
- AMB Debts	-	-	16,769	16,942
- others	8,030	6,969	1,845	1,904
	32,525	49,365	28,075	28,179

9. TAXATION

	GROUP		COMPANY	
	2005	2004	2005	2004
Arising in Malaysia:				
Current year	99	14	-	-
Over accrued in prior years	(6)	(12)	-	-
Deferred tax relating to temporary differences (Note 29)	1,830	2,257	-	(34)
Share in taxation of associated companies	40	(53)	-	-
	1,963	2,206	-	(34)
Arising outside Malaysia:				
Current year	164	314	-	-
Over accrued in prior years	-	(140)	-	-
Share in taxation of associated companies	-	22	-	-
	2,127	2,402	-	(34)

Domestic income tax is calculated at the Malaysian statutory tax rate of 28% (2004: 28%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The income tax rates applicable to the subsidiary companies in China and Singapore are 12% to 24% (2004: 12% to 24%) and 22% (2004: 22%) respectively.

The reconciliation of average effective tax rate of the Group and of the Company with the statutory income tax rate of Malaysia are as follows:

	GROUP		COMPANY	
	2005	2004	2005	2004
	%	%	%	%
Income tax using Malaysian statutory income tax rate of 28% (2004: 28%)	(28)	(28)	(28)	(28)
Effect of lower tax rate of 8% (2004: 8%)	2	-	-	-
Expenses not deductible for tax purposes	179	92	28	28
Effect of different tax rates in other countries	(7)	-	-	-
Income not subject to tax	(128)	(56)	-	-
Deferred tax assets not recognised	3	-	-	-
Average effective tax rate	21	8	-	-

10. LOSS PER SHARE

Basic

Loss per share is calculated by dividing the Group's net loss for the financial year of RM12.36 million (2004: RM35.39 million) by the weighted average number of shares in issue during the financial year of 338.54 million shares (2004: 338.54 million shares).

Fully diluted

For the purpose of calculating fully diluted loss per share, the net loss for the financial year and the weighted average number of ordinary shares in issue during the financial year have been adjusted for the dilutive effects arising from the conversion of the Redeemable Cumulative Convertible Preference Shares ("RCCPS") as follows:

	GROUP	
	2005	**2004**
Net loss for the financial year	**(12,362)**	(35,391)
Interest saving (net of tax) from RCCPS conversion	**232**	232
Adjusted net loss for the financial year	**(12,130)**	(35,159)
Weighted average number of ordinary shares in issue ('000)	**338,535**	338,535
Conversion of RCCPS ('000)	**29,306**	29,306
Adjusted weighted average number of ordinary shares in issue ('000)	**367,841**	367,841

There is no dilution for the loss per share for the financial year ended 30 June 2005 as the fully diluted loss per share of 3.7 sen (2004: 10.5 sen) remains the same as the basic loss per share.

The weighted average number of shares is arrived at without taking into account the number of shares under the Executive Share Option Scheme ("ESOS") because it has no dilutive effect as it expired on 15 May 2005.

11. PROPERTY, PLANT AND EQUIPMENT

GROUP	Land and buildings	Plant, machinery, moulds and assembly equipment	Furniture and equipment	Motor vehicles	Capital work-in-progress	Total
COST						
At 1 July 2004	119,285	362,615	24,379	8,136	23,204	537,619
Additions	20,727	5,240	985	914	22,375	50,241
Disposals	(11,644)	(10,702)	(414)	(791)	-	(23,551)
Disposal of a subsidiary company	-	(195)	(69)	-	-	(264)
Exchange differences	-	(2)	(1)	-	-	(3)
Written off	-	-	(229)	-	-	(229)
Transfers	1,728	23,771	(395)	-	(25,104)	-
At 30 June 2005	130,096	380,727	24,256	8,259	20,475	563,813
ACCUMULATED DEPRECIATION						
At 1 July 2004	32,368	166,345	21,713	6,356	-	226,782
Charge for the financial year	4,161	15,709	1,972	314	-	22,156
Disposals	(5,172)	(5,466)	(414)	(684)	-	(11,736)
Disposal of a subsidiary company	-	(117)	(36)	-	-	(153)
Exchange differences	-	(1)	-	-	-	(1)
Written off	-	-	(225)	-	-	(225)
At 30 June 2005	31,357	176,470	23,010	5,986	-	236,823
NET BOOK VALUE						
At 30 June 2005	98,739	204,257	1,246	2,273	20,475	326,990
At 30 June 2004	86,917	196,270	2,666	1,780	23,204	310,837
Depreciation charge for the financial year ended 30 June 2004	8,640	32,307	2,824	1,195	-	44,966

11. PROPERTY, PLANT AND EQUIPMENT (continued)

COMPANY	Freehold land	Motor vehicles	Furniture and equipment	Total
COST				
At 1 July 2004	1,218	750	10,831	12,799
Additions	432	-	-	432
Disposals	-	(114)	(32)	(146)
Balance at 30 June 2005	1,650	636	10,799	13,085
ACCUMULATED DEPRECIATION				
At 1 July 2004	-	750	9,486	10,236
Charge for the financial year	-	-	766	766
Disposal	-	(114)	(32)	(146)
At 30 June 2005	-	636	10,220	10,856
NET BOOK VALUE				
At 30 June 2005	1,650	-	579	2,229
At 30 June 2004	1,218	-	1,345	2,563
Depreciation charge for the financial year ended 30 June 2004	-	-	836	836

(a) Land and buildings of the Group are as follows:

GROUP	Freehold land	Long leasehold land	Short leasehold land	Buildings	Total
COST					
At 1 July 2004	1,218	5,098	10,409	102,560	119,285
Additions	432	-	-	20,295	20,727
Disposals	-	-	-	(11,644)	(11,644)
Transfers	-	-	-	1,728	1,728
At 30 June 2005	1,650	5,098	10,409	112,939	130,096
ACCUMULATED DEPRECIATION					
At 1 July 2004	-	-	4,865	27,503	32,368
Charge for the financial year	-	-	229	3,932	4,161
Disposals	-	-	-	(5,172)	(5,172)
At 30 June 2005	-	-	5,094	26,263	31,357

11. PROPERTY, PLANT AND EQUIPMENT (continued)

(a) Land and buildings of the Group are as follows:

	Freehold land	Long leasehold land	Short leasehold land	Buildings	Total
NET BOOK VALUE					
At 30 June 2005	**1,650**	**5,098**	**5,315**	**86,676**	**98,739**
At 30 June 2004	1,218	5,098	5,544	75,057	86,917
Depreciation charge for the financial year ended 30 June 2004	-	-	862	7,778	8,640

(b) The net book value of property, plant and equipment acquired under hire purchase are as follows:

GROUP	2005	2004
Motor vehicles	**612**	369

(c) Property, plant and equipment of certain subsidiary companies with carrying values totalling RM248.6 million (2004: RM253.92 million) have been charged to financial institutions as securities for credit facilities granted to the subsidiary companies.

12. SUBSIDIARY COMPANIES

	COMPANY	
	2005	2004
Unquoted ordinary shares at cost	**263,807**	264,743
Accumulated impairment losses	**(7,824)**	(7,824)
	255,983	256,919
Unquoted preference shares at cost	**40,615**	40,615
Accumulated impairment losses	**(6,000)**	(6,000)
	34,615	34,615
Silverstone Sub-Bond	**242,339**	239,940
Total	**532,937**	531,474

12. SUBSIDIARY COMPANIES (continued)

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity 2005 %	2004 %		Principal Activities
AMB Aerovest Limited*	British Virgin Islands	**100**	100	#	Investment holding
AMB Harta (L) Limited*	Malaysia	**100**	100		Treasury business
AMB Harta (M) Sdn Bhd	Malaysia	**100**	100		Managing of debts novated from Silverstone Corporation Berhad and certain of its subsidiaries pursuant to a debt restructuring exercise undertaken by Silverstone Corporation Berhad and certain of its subsidiaries
AMB Venture Sdn Bhd	Malaysia	**100**	100		Investment holding
Chrome Marketing Sdn Bhd	Malaysia	**100**	100	#	Investment holding
Dong Feng Lion Tyre Co Ltd*	China	**-**	55	#	Manufacture and sale of tyres
Hamba Research & Development Co Ltd*	Taiwan	**-**	98		Research and development
Innovasi Istimewa Sdn Bhd	Malaysia	**100**	100		Investment holding
Innovasi Selaras Sdn Bhd	Malaysia	**100**	100		Investment holding
iMpression Worldwide Inc*	British Virgin Islands	**100**	-	#	Acquisition of patents, patent rights, copyrights, trademarks, formulas, licences, concessions, and granting of licences, or rights to use in respect of the same to any other person
Lion Rubber Industries Pte Ltd*	Singapore	**70**	70	#	Investment holding
Lion Motor Sdn Bhd	Malaysia	**100**	100		Sale and distribution of motor vehicles
Lion Tyre Venture Sdn Bhd	Malaysia	**100**	100	#	Investment holding
Nanjing Jingyi Casting Co Ltd*	China	**60**	60	#	Manufacture of motorcycle cast iron parts

12. SUBSIDIARY COMPANIES (continued)

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity 2005 %	2004 %	Principal Activities
Range Grove Sdn Bhd	Malaysia	**100**	100	# Investment holding
Silverstone Polymer Industries Sdn Bhd*	Malaysia	**100**	100	# Retreading tyres
Seintasi Sdn Bhd	Malaysia	**100**	100	# Investment holding
Shanghai Silverstone Management Consulting Co.Ltd.*	China	**100**	100	# Provision of management services
Silverstone Berhad*	Malaysia	**100**	100	Manufacture and sale of tyres, rubber compounds and other related rubber products
Silverstone Marketing Sdn Bhd*	Malaysia	**100**	100	# Distribution of tyres, rubber compounds and other related rubber products
Silverstone Tire & Rubber (UK) Company Limited* (struck off)	United Kingdom	**-**	100	# Ceased business in sale and distribution of tyres
Silverstone Tyreplus Pty Ltd*	Australia	**100**	100	# Dormant
Silverstone Tyre (S) Pte Ltd*	Singapore	**80**	80	# Investment holding
S.I.T Corporate Learning Centre Sdn Bhd	Malaysia	**100**	100	Provision of training services
Willet Investment Pte Ltd*	Singapore	**70**	70	# Investment holding
Wuxi Top Absorber Co Ltd*	China	**55**	55	# Manufacture of motorcycle absorbers
Wuxi Puhua Electroplating Co Ltd*	China	**70**	70	# Electroplating of motorcycle absorbers

Note: * Financial statements of subsidiary companies as at 30 June 2005 not audited by Ong Boon Bah & Co.

Holding in equity by subsidiary companies.

13. ASSOCIATED COMPANIES

	GROUP 2005	GROUP 2004	COMPANY 2005	COMPANY 2004
Unquoted investments - at cost	**204,918**	204,918	**22,242**	22,242
Quoted shares outside Malaysia - at cost	**80,325**	80,325	**-**	-
Accumulated impairment losses	**(40,005)**	(35,929)	**(13,273)**	(13,273)
	245,238	249,314	**8,969**	8,969
Share of post acquisition profits and reserves	**6,805**	19,459	**-**	-
	252,043	268,773	**8,969**	8,969
Market value of quoted shares outside Malaysia	**51,727**	39,435	**-**	-
Represented by:				
Share of net assets	**252,227**	268,963		
Negative goodwill	**(184)**	(190)		
	252,043	268,773		

The Group's share in results of certain associated companies has been recognised to the extent of their carrying amount of those investments. The cumulative and current year's unrecognised share of losses amounted to RM28.18 million (2004: RM26.22 million) and RM4.04 million (2004: RM8.04 million) respectively.

The Group did not equity account for the result of Lion Asiapac Limited ("LAP") as the investment is acquired and held exclusively with a view to be disposed of in the near future. An allowance for impairment loss was made to write down the investment to its recoverable value, determined based on a conditional sale and purchase agreement entered to dispose of the Group's entire equity interest in LAP.

Investments in associated companies of the Group with carrying values totalling RM240.92 million (2004: RM263.93 million) have been charged as securities for the AMB Bonds and the SPV Debts issued by the Company and a subsidiary company respectively.

Details of associated companies are as follows:

Name of Company	Country of Incorporation	Holding in Equity 2005 %	Holding in Equity 2004 %	Accounting Year End	Principal Activities
Hunan Changfa Automobile Engine Co Ltd	China	**50**	50	31 December	# Manufacture of automotive engine
Lion Asia Investment Pte Ltd	Singapore	**20**	20	30 June	# Investment holding
Lion Asiapac Limited	Singapore	**36.68**	36.68	30 June	# Investment holding
Lion Suzuki Marketing Sdn Bhd (Disposed of on 7 September 2005)	Malaysia	**49**	49	31 December	Sale and distribution of "Suzuki" motorcycles

13. ASSOCIATED COMPANIES (continued)

Details of associated companies are as follows:

Name of Company	Country of Incorporation	Holding in Equity 2005 %	2004 %	Accounting Year End	Principal Activities
Nanjing Jincheng Machinery Co Ltd	China	**47.73**	47.73	31 December	# Manufacture of motorcycles
Suzuki Assemblers Malaysia Sdn Bhd	Malaysia	**49**	49	31 December	Assembly of "Suzuki" motorcycles
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd	China	**40**	40	31 December	# Research and development

Note: # Holding in equity by subsidiary companies.

14. INVESTMENTS

	GROUP 2005	GROUP 2004	COMPANY 2005	COMPANY 2004
At cost:				
Quoted shares in Malaysia	**38,713**	38,713	**38,709**	38,709
Allowance for diminution in value	**(17,191)**	(17,191)	**(17,191)**	(17,191)
	21,522	21,522	**21,518**	21,518
At cost:				
Unquoted shares outside Malaysia	**803**	803	-	-
At cost:				
Quoted shares outside Malaysia	**225**	225	**225**	225
Unquoted shares in Malaysia	**111**	90	**90**	90
Quoted warrants	**859**	859	**859**	859
Others	**781**	781	**573**	573
	1,976	1,955	**1,747**	1,747
ACB Bonds - unquoted	**101,771**	98,947	**101,771**	98,947
Portion redeemable within one year	**(3,608)**	(7,419)	**(3,608)**	(7,419)
	98,163	91,528	**98,163**	91,528
Total	**122,464**	115,808	**121,428**	114,793

14. INVESTMENTS (continued)

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
Market value of shares:				
Quoted in Malaysia	**8,654**	8,601	**8,653**	8,600
Quoted outside Malaysia	**45**	44	**45**	44
Market value of warrants:				
Quoted in Malaysia	**220**	96	**220**	96
	8,919	8,741	**8,918**	8,740

The quoted warrants carry a right to subscribe for ordinary shares on the basis of one ordinary share for every one warrant held at the exercise price of RM2.60 per new share. The exercise period of the warrants has been further extended from 10 December 2005 to 10 December 2006.

The ACB Bonds are received from Amsteel Corporation Berhad ("Amsteel") as part of the settlement of the inter-company balances under the Group Wide Restructuring Scheme ("GWRS").

Investments of the Group totalling RM122.31 million (2004: RM119.49 million) have been charged as securities for the AMB Bonds and the SPV Debts issued by the Company and a subsidiary company respectively.

15. DEFERRED EXPENDITURE

	GROUP	
	2005	**2004**
Proprietary technology and patents		
At beginning of the financial year	**14,650**	13,991
Additions during the financial year	**-**	659
Accumulated amortisation	**(13,798)**	(13,379)
At end of the financial year	**852**	1,271

16. GOODWILL

	GROUP	
	2005	**2004**
At beginning of the financial year	**18,345**	18,345
Accumulated amortisation	**(5,936)**	(5,202)
At end of the financial year	**12,409**	13,143

17. INVENTORIES

	GROUP 2005	GROUP 2004
At cost:		
Raw materials	**23,653**	13,772
Finished goods	**44,351**	32,655
Parts and accessories	**11,348**	9,828
Work-in-progress	**8,786**	8,565
Goods in transit	**6,612**	3,976
	94,750	68,796
At net realisable value:		
Finished goods	**3,291**	409
Parts and accessories	**1,156**	1,173
	4,447	1,582
Total	**99,197**	70,378

Inventories of the Group with carrying values totalling RM57.60 million (2004:RM50.84 million) are pledged to financial institutions for credit facilities.

18. TRADE AND OTHER RECEIVABLES

	GROUP		COMPANY	
	2005	2004	2005	2004
Trade receivables	**95,499**	77,105	**2,896**	4,322
Allowance for doubtful receivables	**(10,827)**	(11,488)	**(2,683)**	(3,878)
	84,672	65,617	**213**	444
Other receivables, deposits and prepayments	**50,536**	56,029	**14,722**	19,056
Allowance for doubtful receivables	**(2,600)**	(2,601)	**-**	-
	47,936	53,428	**14,722**	19,056
Total	**132,608**	119,045	**14,935**	19,500

Included in other receivables, deposits and prepayments of the Group and the Company are amounts totalling RM8.46 million (2004: RM15.51 million) and RM8.46 million (2004: RM15.48 million) respectively due from companies in which certain Directors have interest, prepayment for purchases of RM3.30 million (2004: RM7.03 million) and the balance of deferred proceeds receivable from the disposal of a subsidiary company of RM13.45 million (2004: RM17.34 million).

The Group's normal trade credit term ranges from 30 days to 90 days. Other credit terms are assessed and approved on a case-by-case basis.

The Group has no significant concentration of credit risk that may arise from exposure to a single debtor or to groups of debtors.

19. AMOUNTS DUE FROM/(TO) SUBSIDIARY AND ASSOCIATED COMPANIES

Current

The amounts due from/(to) subsidiary and associated companies which arose mainly from inter-company purchases, inter-company advances and payments made on behalf are unsecured and have no fixed repayment terms. The amounts due from/(to) subsidiary companies bear a weighted average effective interest rate of 1.0% (2004:1.0%) per annum. The amounts due from/(to) associated companies are interest free.

Non current

The amount due to a subsidiary company arose mainly from the Company's investment in Silverstone Sub-Bond, an instrument which confers upon the Company a contractual right to receive the proposed pre-determined yearly amount of cash flow from Silverstone Berhad under the GWRS. The amount is unsecured, repayable after one year and bears interest of 1.0% (2004:1.0%) per annum.

20. DEPOSITS WITH FINANCIAL INSTITUTIONS

Included in the deposits with financial institutions of the Group and the Company are amounts totalling RM6.46 million (2004: RM11.74 million) and RM1.3 million (2004: RM2.1 million) respectively earmarked for redemption of the AMB Bonds and SPV Debts.

The deposits of the Group and the Company carry a weighted average effective interest rate as at balance sheet date of 2.3% (2004: 3.0%) and 2.7% (2004: 2.7%) per annum respectively, and have an average maturity of 61 days (2004: 71 days) and 7 days (2004: 7 days) respectively.

21. TRADE AND OTHER PAYABLES

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
Trade payables	**53,523**	39,173	**264**	277
Other payables and accruals	**34,383**	34,535	**2,296**	1,873
Hire purchase liabilities (Note 28)	**123**	65	**-**	-
	88,029	73,773	**2,560**	2,150

The normal credit terms granted to the Group range from 30 days to 90 days.

22. PROVISIONS

GROUP	Warranties	Advertising and sales promotion	Special price discounts and incentives	Total
Balance at 1 July 2003	2,000	1,038	4,569	7,607
Additions during the financial year	-	3,516	11,733	15,249
Utilised during the financial year	-	(3,494)	(13,093)	(16,587)
Balance at 30 June 2004	**2,000**	**1,060**	**3,209**	**6,269**
Additions during the financial year	**-**	**1,034**	**10,182**	**11,216**
Utilised during the financial year	**-**	**(1,180)**	**(10,180)**	**(11,360)**
Balance at 30 June 2005	**2,000**	**914**	**3,211**	**6,125**

Provision for warranties

The Group estimates and provides liability for products under warranties by reference to historical trends in the level of repairs and replacements claimed.

Provision for advertising and sales promotion

Provision for advertising and sales promotion is recognised when the underlying products and services are contracted and committed.

Provision for special price discounts and incentives

Provision for special price discounts and incentives is recognised as and when the underlying products are sold.

23. SHORT TERM BORROWINGS

	GROUP		COMPANY	
(a) Bank overdrafts	**2005**	**2004**	**2005**	**2004**
Secured	**13,237**	16,554	**-**	-
Unsecured	**201**	185	**201**	185
	13,438	16,739	**201**	185

	GROUP	
(b) Other borrowings	**2005**	**2004**
Secured:		
Bills payable	**44,331**	36,165
Revolving credits	**13,645**	8,072
Term loan - repayable within one year	**7,180**	14,377
	65,156	58,614
Unsecured:		
Bills payable	**17,247**	21,769
Short term loans	**42,072**	35,315
	124,475	115,698

23. SHORT TERM BORROWINGS (continued)

The secured borrowings of the Group are secured by way of fixed charges over property, plant and equipment, and floating charges over all present and future assets of certain subsidiary companies.

The range of interest rates for the respective borrowings are as follows:

	GROUP		COMPANY	
	2005	2004	2005	2004
	%	%	%	%
Bank overdrafts	**4.3 - 9.5**	4.1 - 9.5	**9.5**	9.5
Bills payable	**4.3 - 4.6**	4.1 - 4.6	**-**	-
Revolving credits	**4.0 - 7.8**	3.8 - 6.8	**-**	-
Term loan	**3.4 - 8.3**	2.9 - 8.8	**-**	-
Short term loans	**3.0 - 5.6**	2.9 - 5.2	**-**	-

The major covenants of the term loan are as follows:

(i) minimum level of ratio of the subsidiary company's consolidated earnings before interest, tax, depreciation and amortisation to the sum of interest, fees and all financing charges is 1.25.

(ii) minimum level of the subsidiary company's consolidated current ratio is 0.8.

(iii) minimum subsidiary company's consolidated tangible net worth is RM185 million.

(iv) Ratio of the subsidiary company's consolidated total liabilities and bank borrowings to the subsidiary company's consolidated tangible net worth is limited to 1.0 and 0.9 respectively.

24. SHARE CAPITAL

	GROUP AND COMPANY	
	2005	2004
Authorised:		
Ordinary shares of RM1.00 each		
At beginning and end of the financial year	**499,650**	499,650
Redeemable cumulative convertible preference shares of RM0.01 each		
At beginning and end of the financial year	**350**	350
Total authorised share capital	**500,000**	500,000
Issued and fully paid:		
Ordinary shares of RM1.00 each		
At beginning and end of the financial year	**338,535**	338,535

24. SHARE CAPITAL (continued)

During the financial year, the Company's ESOS which came into effect on 16 May 2000 expired on 15 May 2005.

The salient features and other terms of the ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

			Number of options			
Grant date	**Exercise price**	**As at 1 July 2004**	**Granted**	**Exercised**	**Lapsed**	**As at 30 June 2005**
24.5.2000	RM1.00	94,000	-	-	(94,000)	-

25. RESERVES

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
Non-distributable:				
Share premium	**81,525**	81,525	**81,525**	81,525
Translation reserves	**60,497**	51,181	-	-
Negative goodwill	**35,179**	36,736	-	-
Capital reserves	**10,704**	10,531	-	-
	187,905	179,973	**81,525**	81,525
Accumulated losses	**(366,524)**	(354,026)	**(157,756)**	(138,567)
	(178,619)	(174,053)	**(76,231)**	(57,042)

Translation reserves comprise gain or loss on translation of net equity of foreign subsidiary companies and translation of net assets of foreign associated companies.

Capital reserves comprise mainly profit recorded by a subsidiary company incorporated to manage the Ringgit Malaysia debts under the GWRS.

26. REDEEMABLE CUMULATIVE CONVERTIBLE PREFERENCE SHARES

	GROUP AND COMPANY	
	2005	2004
Issued and fully paid:		
32,236,788 redeemable cumulative convertible preference shares of RM0.01 each	322	322
Share premium	31,915	31,915
	32,237	32,237

The main features of the redeemable cumulative convertible preference shares ("RCCPS") are as follows:

(i) The RCCPS may be converted into new ordinary and fully paid-up shares of RM1.00 each in Silverstone Corporation Berhad ("New Shares") at any time after the third anniversary up to and including the tenth anniversary of the date of issue of the RCCPS.

(ii) The Conversion Price of the RCCPS is fixed at RM1.10 per New Share to be satisfied solely by the tender of RCCPS by the Registered Holders for cancellation by the Company.

(iii) Unless converted into New Shares, the Company shall be obligated to redeem the RCCPS in cash at a sum equal to the aggregate of (a) their par value of RM0.01 each; (b) the premium paid thereon of RM0.99 each; and (c) the accumulated and unpaid preferential dividend (as described below) if any, 10 years from and inclusive of the date of issue of the RCCPS ("Redemption Date"). If any Registered Holder of the RCCPS shall fail or refuse to surrender the Certificate for such RCCPS or shall fail or refuse to accept the redemption money payable in respect of them, such money shall be retained and held by the Company in trust for such Registered Holder but without interest or further obligation whatsoever.

(iv) The RCCPS shall carry a fixed cumulative preferential gross dividend of RM0.01 per RCCPS per annum, from the date of issue until the Redemption Date. Such rights to dividend shall be cumulative and shall be paid in priority to any payment of dividend on the New Shares. Any declaration of the fixed preferential gross dividend of RM0.01 per RCCPS per annum shall be paid in cash and subject to the profits of the Company available for distribution.

(v) The RCCPS carry no right to vote at general meetings of the Company unless the general meeting is (a) for any resolution which varies or is deemed to vary the rights and privileges of such RCCPS or (b) for any resolution for the winding-up of the Company.

(vi) The Registered Holder of the RCCPS shall have no right to appoint any director to the Board of the Company or to participate in the management of the Company, but shall be entitled to attend meetings and receive all notices, audited accounts and reports which holders of ordinary shares in the Company are entitled to.

(vii) Save and except that the RCCPS shall rank in priority to all other classes of shares in the Company as regards the preferential dividend and return of capital in the event of winding-up, the RCCPS have no right to participate in the surplus assets and profits of the Company.

(viii) The RCCPS may be transferred to persons (and their respective successors) within the following categories:

(a) all banks licensed under the Banking and Financial Institutions Act, 1989 or the Offshore Banking Act, 1990; or

(b) persons who are the first holders of the AMB Bonds issued by the Company or lenders of the SPV Debts issued by AMB Harta (L) Limited, both on 14 March 2003.

(ix) The RCCPS are not listed on Bursa Malaysia Securities Berhad ("Bursa Securities") or any other stock exchanges. The New Shares arising from the conversion of the RCCPS shall be listed on Bursa Securities.

27. BONDS AND DEBTS

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
Non-current				
AMB Bonds - secured	**120,484**	92,220	**120,484**	92,220
SPV Debts - secured	**298,704**	292,878	**-**	-
AMB Debts - unsecured	**-**	-	**307,923**	303,912
	419,188	385,098	**428,407**	396,132
Current				
AMB Bonds - secured	**5,090**	28,913	**5,090**	28,913
SPV Debts - secured	**82,448**	87,088	**-**	-
AMB Debts - unsecured	**-**	-	**85,960**	90,671
	87,538	116,001	**91,050**	119,584
Total				
AMB Bonds - secured	**125,574**	121,133	**125,574**	121,133
SPV Debts - secured	**381,152**	379,966	**-**	-
AMB Debts - unsecured	**-**	-	**393,883**	394,583
	506,726	501,099	**519,457**	515,716

The bonds and debts are repayable over the following periods:

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
Within one year	**87,538**	116,001	**91,050**	119,584
From one to five years	**327,083**	279,808	**335,849**	290,516
After five years	**92,105**	105,290	**92,558**	105,616
	506,726	501,099	**519,457**	515,716

On 14 March 2003, the Company ("SCB") has issued the following zero coupon redeemable secured bonds ("AMB Bonds") and debts ("AMB Debts"):

(i) RM98.594 million (present value as at the date of issue) Class B AMB Bonds, having a maturity date of 31 December 2008 as part of the settlement of debts;

(ii) RM39.032 million (present value as at the date of issue) Class C AMB Bonds, having a maturity date of 31 December 2011 as part of the settlement of debts;

(iii) RM276.890 million (present value as at the date of issue) Class B (a) AMB Debts, having a maturity date of 31 December 2008 as part of the security created for the SPV Debts;

(iv) RM92.163 million (present value as at the date of issue) Class B (b) AMB Debts, having a maturity date of 31 December 2008 as part of the security created for the SPV Debts; and

(v) RM109.620 million (present value as at the date of issue) Class C AMB Debts, having a maturity date of 31 December 2011 as part of the security created for the SPV Debts.

27. BONDS AND DEBTS (continued)

In addition, AMB Harta (L) Limited ("SPV"), a wholly-owned subsidiary company has also issued the following debts ("SPV Debts") on 14 March 2003:

(i) RM276.90 million (present value as at the date of issue) Class B (a) SPV Debts, having a maturity date of 31 December 2008 as part of the settlement of debts;

(ii) RM92.16 million (present value as at the date of issue) Class B (b) SPV Debts, having a maturity date of 31 December 2008 as part of the settlement of debts; and

(iii) RM109.62 million (present value as at the date of issue) Class C SPV Debts, having a maturity date of 31 December 2011 as part of the settlement of debts.

The Company has obtained the bondholders' and lenders' approval on 16 December 2004 to defer the redemption/repayment of the following AMB Bonds and SPV Debts:

	Due on 31 December 2004 defer to 31 December 2007 Nominal amount
Class B AMB Bonds (RM'000)	27,629
Class B (a) SPV Debts (USD'000)	18,672
Class B (b) SPV Debts (USD'000)	2,046

The cash yield to maturity from 14 March 2003 to date of actual redemption of the above bonds and debts are as follows:

Class B AMB Bonds	4.75%
Class C AMB Bonds	4.75%
Class B (a) AMB Debts	4.25%
Class B (b) AMB Debts	4.25%
Class C AMB Debts	4.25%
Class B (a) SPV Debts	4.00%
Class B (b) SPV Debts	4.00%
Class C SPV Debts	4.00%

The AMB Bonds and SPV Debts are payable annually on 31 December of each calendar year. An additional 1.00% interest above the cash yields to maturity shall be charged on the portion delayed in redemption/repayment for AMB Bonds and SPV Debts.

Securities for the AMB Bonds and the SPV Debts

The Security Trustee holds the following securities for the benefit of the holders of the AMB Bonds and the SPV Debts:

(i) The assets included in the Proposed Divestment Programme ("PDP") for the Group. If there is an existing security on any such assets as at 14 March 2003 ("Existing Charge"), the Security Trustee will take a lower priority security interest.

(ii) The ACB Bonds and ACB Shares (comprising both debt to equity conversion shares and equity kicker shares) received by the Company (Note 14).

(iii) The CPB Inter-Co Repayment (amounts owing by Lion Diversified Holdings Berhad to the Group) receivable by the Company.

(iv) The Redemption Account held by the Company. The Redemption Account will capture the "Dedicated Cash Flows" held by the Company.

27. BONDS AND DEBTS (continued)

Securities for the AMB Bonds and the SPV Debts (continued)

(iv) Dedicated Cash Flows mean cash flows from the following sources:

- net proceeds from the disposal of any assets in the PDP for the Group (other than the net proceeds set aside for the purpose of the Proposed Tender) over which there is no Existing Charge;
- proceeds from the redemption of the ACB Bonds and CPB Inter-Co Repayment;
- any Back-End Amount and Loyalty Payment received by the Company as a holder of ACB Bonds;
- any Loyalty Payment received by the Company from the CPB Inter-Co Repayment;
- subject to the proportions allocated to holders of the AMB Bonds and the SPV Debts, net proceeds from the disposal of any residual assets (other than assets in the PDP for the Group and net proceeds set aside for the purpose of the Proposed Tender);
- net proceeds from the disposal of 28.92 million ACB Shares received by the Company as debt to equity conversion shares pursuant to the Proposed Debt Restructuring Exercise of the Group;
- net proceeds from the disposal of 5.09 million ACB Shares attached to the ACB Bonds as equity kickers; and
- payment from Silverstone Sub-Bonds from year 2005 to 2011.

Note : ACB Bonds and ACB shares are received from Amsteel Corporation Berhad as part of the settlement of the inter-company balances under the GWRS.

(v) Investment in Silverstone Berhad

In relation to the AMB Bonds and the SPV Debts, SCB covenants, amongst others, that the Company will not, without the prior written consent of the Trustee,

(I) Indebtedness

Create, incur, assume, guarantee or permit to exist any indebtedness except such permitted indebtedness.

Permitted indebtedness means, at any time, any indebtedness for borrowed money incurred or assumed by the Company, any of its subsidiary companies, any scheme company and any security party in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of the Company, any of its subsidiary companies and any scheme company and any security party at the time of its incurrence does not exceed the following limits:

(a) where the total amounts for the redemption or purchase of the Bonds and the total amounts for the repayment or purchase of the SPV Debts paid by the Company and/or the SPV up to that time when the indebtedness is incurred or proposed to be incurred and the up-front cash payment made on 31 January 2003 ("Repaid Amount") is less than 50% of the aggregate outstanding nominal value of all the AMB Bonds and all the SPV Debts as at the issue date of the AMB Bonds, the limit shall be 20% of that Repaid Amount;

(b) where the Repaid Amount is equal to or exceeding 50% but less than 75% of the aggregate outstanding nominal value of all the AMB Bonds and all the SPV Debts as at the issue date of the AMB Bonds, the limit shall be 35% of that Repaid Amount; and

(c) where the total Repaid Amount is equal to or more than 75% of the aggregate outstanding nominal value of all the AMB Bonds and all the SPV Debts as at the issue date of the AMB Bonds, the limit shall be 50% of that Repaid Amount.

27. **BONDS AND DEBTS (continued)**

In relation to the AMB Bonds and the SPV Debts, SCB covenants, amongst others, that the Company will not, without the prior written consent of the Trustee, (continued)

(II) Disposal of assets in the PDP

Dispose of assets/shares in the PDP if

(a) the realisable value of the asset is above RM5 million; and
(b) the disposal price is at a discount of 20% or more of the market value of the assets; or
(c) the sale of asset is to a related party.

(III) Disposal of residual assets

Dispose of assets not in the PDP if

(a) the disposal price is in excess of RM25 million or 20% of the audited consolidated net tangible assets ("NTA") of the Company, whichever is lower; and
(b) the disposal is at a discount of 20% or more of the market value of the asset.

(IV) Capital expenditure

Incur and/or cause its subsidiary companies (other than excluded companies) to incur any capital expenditure:

(a) for any new investment which is not within the core business of the Company or such subsidiary company as at the date of the Trust Deed; or
(b) exceeding 25% of the consolidated NTA of the Group.

28. **DEFERRED LIABILITIES**

	GROUP	
	2005	**2004**
Hire purchase liabilities:		
Payable within one year	**146**	92
Payable between one and five years	**452**	262
	598	354
Finance charges	**(91)**	(56)
	507	298
Portion due within one year (Note 21)	**(123)**	(65)
	384	233

The hire purchase liabilities are repayable over the following periods:

	GROUP	
	2005	**2004**
Due within one year	**123**	65
Due between one and five years	**384**	233
	507	298

The hire purchase liabilities carry interest rates of 3.0% to 8.3% (2004: 3.3% to 4.3%) per annum.

29. DEFERRED TAXATION

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
At beginning of the financial year	**24,446**	26,703	**(377)**	(411)
Net recognised in income statement (Note 9)	**(1,830)**	(2,257)	**-**	34
At end of the financial year	**22,616**	24,446	**(377)**	(377)
Presented after appropriate offsetting as follows:				
Deferred tax assets	**22,993**	24,823	**-**	-
Deferred tax liabilities	**(377)**	(377)	**(377)**	(377)
	22,616	24,446	**(377)**	(377)

The Group's movements in deferred tax assets and liabilities during the financial year prior to offsetting comprise the following:

GROUP **Deferred tax assets**	**Unabsorbed capital allowances**	**Unutilised tax losses**	**Others**	**Total**
At 1 July 2003	33,315	670	578	34,563
Recognised in income statement	4,801	-	(109)	4,692
At 30 June 2004	**38,116**	**670**	**469**	**39,255**
Recognised in income statement	**4,381**	**-**	**1,047**	**5,428**
At 30 June 2005	**42,497**	**670**	**1,516**	**44,683**

Deferred tax liabilities	**Accelerated capital allowances**
At 1 July 2003	(7,860)
Recognised in income statement	(6,949)
At 30 June 2004	**(14,809)**
Recognised in income statement	**(7,258)**
At 30 June 2005	**(22,067)**

COMPANY **Deferred tax liabilities**	**Accelerated capital allowances**
At 1 July 2003	(411)
Recognised in income statement	34
At 30 June 2004	**(377)**
Recognised in income statement	**-**
At 30 June 2005	**(377)**

29. DEFERRED TAXATION (continued)

Deferred tax assets have not been recognised in respect of the following items (which have no expiry date):

	GROUP	
	2005	2004
Unutilised tax losses	**86,407**	82,595
Unabsorbed capital allowances	**16,019**	18,238
Deductible temporary differences	**5,650**	1,921
	108,076	102,754

The unutilised tax losses and unabsorbed capital allowances carried forward are subject to agreement with the tax authorities.

30. SIGNIFICANT RELATED PARTY TRANSACTIONS

Significant transactions undertaken with related parties, excluding those parties disclosed as related companies in the financial statements are as follows:

	GROUP	
	2005	2004
(a) Sales of goods and services to:		
Amsteel Mills Sdn Bhd	**126**	108
Singa Logistics Sdn Bhd	**547**	746
KMA Marketing Sdn Bhd	**11,561**	5,454
Kinabalu Motor Assembly Sdn Bhd	**251**	138
Megasteel Sdn Bhd	**115**	153
Sabah Forest Industries Sdn Bhd	**95**	113
Nanjing Jincheng Machinery Co Ltd (an associated company)	**45,871**	42,364
(b) Purchase of goods and services from:		
Secom (Malaysia) Sdn Bhd	**148**	160
Posim Petroleum Marketing Sdn Bhd	**539**	2,463
KMA Marketing Sdn Bhd	**1,634**	4
Kinabalu Motor Assembly Sdn Bhd	**1,668**	-
Lion Trading and Marketing Sdn Bhd	**126**	73
(c) Rental expense to:		
KMA Marketing Sdn Bhd	**138**	138
Sepang Education Centre Sdn Bhd	**112**	112

KMA Marketing Sdn Bhd, Kinabalu Motor Assembly Sdn Bhd, Lion Trading and Marketing Sdn Bhd and Megasteel Sdn Bhd are subsidiary companies of Lion Corporation Berhad, a company in which certain Directors and substantial shareholders of the Company have interests.

Sabah Forest Industries Sdn Bhd and Posim Petroleum Marketing Sdn Bhd are subsidiary companies of Lion Forest Industries Berhad, a company in which certain Directors and substantial shareholders of the Company have interests.

30. SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

Singa Logistics Sdn Bhd and Secom (Malaysia) Sdn Bhd are subsidiary companies of Amsteel, a company in which certain Directors and substantial shareholders of the Company have interests.

Amsteel Mills Sdn Bhd and Sepang Education Centre Sdn Bhd are subsidiary companies of Lion Industries Corporation Berhad, a company in which certain Directors and substantial shareholders of the Company have interests.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related parties than those arranged with independent third parties.

31. COMMITMENTS

(a) Capital commitments

As at the end of the financial year, the Group has the following capital commitments:

	GROUP	
	2005	**2004**
Capital expenditure for property, plant and equipment:		
- approved and contracted for	**9,161**	10,911
- approved but not contracted for	**184**	56
	9,345	10,967

(b) Operating lease commitment

The future minimum lease payments under non-cancellable operating lease are as follows:

	GROUP	
	2005	**2004**
Not later than one year	-	194
Later than one year and not later than five years	-	-
	-	194

A subsidiary company of the Group leased certain equipment under two operating leases for an initial period of three years. The company was given option to renew the leases after the date as long as the company was not in default in respect of the leases. None of the leases included contingent rentals. The leases expired during the financial year ended 30 June 2005.

32. SEGMENTAL INFORMATION - GROUP

The Group is organised into two major business segments:

(i) Tyre - Manufacture, sale and distribution of tyres, retreading tyres, rubber compounds and other related rubber products.

(ii) Motor - Manufacturing of motorcycle parts and accessories, electroplating of motorcycle absorbers, sales and distribution of motor vehicles.

32. SEGMENTAL INFORMATION - GROUP (continued)

Other business segments include investment holding, treasury business, research and development and provision of training services.

The Directors are of the opinion that all inter-segment transactions have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

(a) Business segments

2005	Motor	Tyre	Others	Elimination	Group
Revenue					
External	179,744	279,884	1,072	-	460,700
Inter-segment	7	986	46	(1,039)	-
Total revenue	179,751	280,870	1,118	(1,039)	460,700
Results					
Segment results	10,563	7,524	(2,697)	-	15,390
Gain on disposal of subsidiary and associated companies					11,474
Interest income					7,553
Profit from operations					34,417
Finance costs					(32,525)
Share in results of associated companies	(11,806)	-	-	-	(11,806)
Loss before taxation					(9,914)
Taxation					(2,127)
Loss after taxation					(12,041)
Minority interests					(321)
Net loss for the financial year					(12,362)
Assets					
Segment assets	189,528	643,368	105,419	(323,985)	614,330
Investment in associated companies	252,043	-	-	-	252,043
Unallocated corporate assets					149,329
					1,015,702
Liabilities					
Segment liabilities	78,691	48,399	291,195	(323,985)	94,300
Unallocated corporate liabilities					677,883
					772,183

32. SEGMENTAL INFORMATION - GROUP (continued)

(a) Business segments

2005	Motor	Tyre	Others	Elimination	Group
Other information					
Capital expenditure	**37,897**	**11,785**	**559**	**-**	**50,241**
Depreciation	**4,235**	**17,107**	**814**	**-**	**22,156**
Amortisation	**417**	**(1,555)**	**734**	**-**	**(404)**
Other non-cash expenses	**7**	**12,253**	**4,075**	**-**	**16,335**
2004					
Revenue					
External	152,473	396,639	3,840	-	552,952
Inter-segment	10	-	41	(51)	-
Total revenue	152,483	396,639	3,881	(51)	552,952
Results					
Segment results	(76)	(48,316)	(5,798)	-	(54,190)
Gain on disposal of subsidiary and associated companies					71,079
Interest income					6,942
Profit from operations					23,831
Finance costs					(49,365)
Share in results of associated companies	(6,161)	-	-	-	(6,161)
Loss before taxation					(31,695)
Taxation					(2,402)
Loss after taxation					(34,097)
Minority interests					(1,294)
Net loss for the financial year					(35,391)
Assets					
Segment assets	161,040	623,713	97,508	(308,833)	573,428
Investment in associated companies	268,773	-	-	-	268,773
Unallocated corporate assets					153,497
					995,698
Liabilities					
Segment liabilities	60,690	38,035	290,192	(308,833)	80,084
Unallocated corporate liabilities					666,672
					746,756

32. SEGMENTAL INFORMATION - GROUP (continued)

(a) Business segments

2004	Motor	Tyre	Others	Elimination	Group
Other information					
Capital expenditure	3,608	17,179	23	-	20,810
Depreciation	5,470	38,582	914	-	44,966
Amortisation	673	(1,548)	734	-	(141)
Other non-cash expenses	1,491	15,434	2,283	-	19,208

(b) Geographical Segments

The Group's operations are mainly located in Malaysia and China. In Malaysia, its home country, the Group's business operations are principally in the manufacture and sale of "Silverstone" tyres, sale and distribution of motor vehicles, provision of training services and investments holding. In China, its business operations are principally in the manufacture of motorcycle parts and accessories and electroplating of motorcycle absorbers.

Other geographical areas are Australasia, Europe, Middle East, Africa and Asia where the "Silverstone" tyres are exported to, and of which none are of a sufficient size to be reported separately.

	Revenue from External Customers		Segment Assets		Capital Expenditure	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Malaysia	**237,806**	196,271	**574,659**	562,112	**12,937**	16,431
China	**145,002**	308,444	**419,495**	423,115	**37,304**	4,379
Others	**77,892**	48,237	**21,548**	10,471	**-**	-
	460,700	552,952	**1,015,702**	995,698	**50,241**	20,810

33. CASH FLOW STATEMENTS

(a) Adjustments for non-cash items, interests and dividend:

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
Property, plant and equipment:				
- depreciation	**22,156**	44,966	**766**	836
- written off	**4**	1,225	-	-
- gain on disposal	**(2,502)**	(948)	**(28)**	-
Interest expenses	**32,525**	49,365	**28,075**	28,179
Interest income	**(7,553)**	(6,942)	**(12,421)**	(13,161)
Amortisation of:				
- goodwill	**734**	734	-	-
- deferred expenditure	**419**	682	-	-
- negative goodwill	**(1,557)**	(1,557)	-	-
Allowance for:				
- doubtful receivables	**1,039**	327	-	-
- doubtful receivables written back	**(2,169)**	(1,034)	**(448)**	-
Bad receivables written off	-	2,282	-	-
(Gain)/Loss on disposal of subsidiary and associated companies	**(11,474)**	(71,079)	**1,453**	-
Share in results of associated companies	**11,806**	6,161	-	-
Impairment in value of investment in:				
- a subsidiary company	-	-	-	6,000
- associated company	**4,076**	-	-	-
Provision for:				
- advertising and sales promotion	**1,034**	3,516	-	-
- special price discounts and incentives	**10,182**	11,733	-	-
Unrealised foreign exchange gain	**(2,715)**	(1,034)	-	-
Inventories written off	-	124	-	-
Reversal for inventories written down	**(5,626)**	(1,100)	-	-
Dividend income	**(1,389)**	-	**(255)**	-
	48,990	37,421	**17,142**	21,854

(b) Purchase of property, plant and equipment:

During the financial year, the Group acquired property, plant and equipment with an aggregate cost of RM50.24 million (2004: RM20.81 million) of which RM0.31million (2004: RM0.10 million) was acquired by means of hire purchase and RM0.43 million (2004: Nil) of land was acquired by the Group and Company by means of contra against trade receivables. Cash payments of RM49.50 million (2004: RM20.71 million) were made to purchase property, plant and equipment.

33. CASH FLOW STATEMENTS (continued)

(c) Summary of effects on disposal of subsidiary companies:

	GROUP	
	2005	2004
Property, plant and equipment	111	371,579
Investments	-	312
Inventories	-	63,928
Trade and other receivables	377	167,810
Cash and bank balances	173	5,846
Trade and other payables	(2,134)	(284,053)
Taxation	-	(69,955)
Short term borrowings	-	(300,915)
Net liabilities disposed of	(1,473)	(45,448)
Transfer from translation reserve and other reserves	12,954	(26,560)
Gain on disposal	11,474	72,008
Total cash consideration	22,955	#
Reclassification to receivables	(11,494)	-
Cash and cash equivalents of subsidiary companies disposed of	(173)	(5,846)
Net cash inflow/(outflow)	11,288	(5,846)

\# The cash consideration was Rmb1.00.

(d) Cash and cash equivalents at end of the financial year:

	GROUP		COMPANY	
	2005	2004	2005	2004
Cash and bank balances	26,042	37,282	726	273
Deposits with financial institutions	11,770	16,729	2,722	4,310
Short term borrowings - bank overdrafts (Note 23 (a))	(13,438)	(16,739)	(201)	(185)
	24,374	37,272	3,247	4,398
Deposits earmarked for AMB Bonds redemption and SPV Debts repayment (Note 20)	(6,464)	(11,740)	(1,301)	(2,100)
	17,910	25,532	1,946	2,298

34. DISPOSAL OF SUBSIDIARY COMPANIES

The Company had on 1 December 2004 completed the disposal of its entire 98% equity interest in Hamba Research & Development Co Ltd ("Hamba R&D") to Lion Diversified Holdings Berhad. The results of Hamba R&D had previously been reported under the Others segment and the China geographical segment.

The effects of the disposal of Hamba R&D on the financial results of the Group were as follows:

	Up to the date of disposal	Financial year ended 30.6.2004
Revenue	**93**	2,701
Other operating income	**-**	1
Depreciation	**(5)**	(31)
Other operating expenses	**(323)**	(2,273)
(Loss)/Profit from operations and before taxation	**(235)**	398
Taxation	**-**	(64)
(Loss)/Profit after taxation	**(235)**	334

The effects of the disposal of Hamba R&D on the financial position of the Group were as follows:

	Up to the date of disposal	Financial year ended 30.6.2004
Assets and liabilities:		
Property, plant and equipment	**111**	90
Trade and other receivables	**377**	486
Cash and bank balances	**173**	242
Trade and other payables	**(2,134)**	(2,590)
Net liabilities disposed of	**(1,473)**	(1,772)

The effects of the disposal of Hamba R&D on the cash flow of the Group were as follows:

	Up to the date of disposal	Financial year ended 30.6.2004
Cash flows from operating activities	**(232)**	(369)
Cash flows from investing activities	**(5)**	(28)
Cash flows from financing activities	**168**	335
Total cash flows	**(69)**	(62)

35. FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Group's financial risk management policy seeks to ensure that adequate financial resources are available for the development of the Group's businesses whilst managing its risks. The Group operates within clearly defined guidelines on financial risk management and it is not the Group's policy to engage in speculative transactions.

The main areas of financial risks faced by the Group and the policy in respect of the major areas of treasury activity are set out as follows:

(a) Foreign Currency Risk

The Group's exposure to currency risks are mainly in US Dollar to which the Ringgit Malaysia is pegged during the financial year. Subsequent to the financial year end, the Ringgit Malaysia peg has been changed to a managed float and linked to a basket of foreign currencies. The exchange rate for US Dollar is not expected to deviate significantly from the previous year. The Group attempts to limit its exposure in currency by entering into forward contracts wherever possible.

The financial assets and financial liabilities of the Group that are not denominated in their functional currencies are as follows:

	Chinese Renminbi RM'000	US Dollar RM'000	Sterling Pound RM'000	Euro RM'000	Others RM'000	Total RM'000
As at 30 June 2005						
Functional currency						
Trade and other receivables						
Ringgit Malaysia	13,445	12,834	1,883	6,858	-	35,020
Chinese Renminbi	-	4,055	-	-	-	4,055
Cash and bank balances						
Chinese Renminbi	-	4,291	-	-	-	4,291
Trade and other payables						
Ringgit Malaysia	-	8,220	17	63	58	8,358
Bonds and debts						
Ringgit Malaysia	-	381,152	-	-	-	381,152
Borrowings						
Ringgit Malaysia	-	6,794	-	-	-	6,794
Singapore Dollar	-	24,659	-	-	-	24,659

35. FINANCIAL INSTRUMENTS (continued)

Financial Risk Management Objectives and Policies

(a) **Foreign Currency Risk**

The financial assets and financial liabilities of the Group that are not denominated in their functional currencies are as follows:

	Chinese Renminbi RM'000	US Dollar RM'000	Sterling Pound RM'000	Euro RM'000	Others RM'000	Total RM'000
As at 30 June 2004						
Functional currency						
Trade and other receivables						
Ringgit Malaysia	17,342	5,801	2,287	2,412	1	27,843
Chinese Renminbi	-	3,288	-	-	-	3,288
Cash and bank balances						
Chinese Renminbi	-	3,208	-	-	-	3,208
Trade and other payables						
Ringgit Malaysia	-	4,774	6	4	50	4,834
Bonds and debts						
Ringgit Malaysia	-	379,966	-	-	-	379,966
Borrowings						
Ringgit Malaysia	-	5,635	-	-	-	5,635
Singapore Dollar	-	24,756	-	-	-	24,756

(b) **Interest Rate Risk**

The Group's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure arises from the Group's borrowings and deposits. Interest rates of the Group's borrowings are managed through fixed and floating rates. Investments in financial assets are short term in nature and are mostly placed as deposits with licensed financial institutions.

(c) **Credit Risk**

Credit risk or the risk of counterparties defaulting, is controlled by the application of credit approvals, limits and monitoring procedures. Credit risks are minimised and monitored via strictly limiting the Group's associations to mainly business partners with high creditworthiness. Receivables are monitored on an ongoing basis via Group management reporting procedures.

The Group does not have any significant exposure to any individual customer or counterparty nor does it have any major concentration of credit risk related to any financial instruments.

(d) **Market risk**

The Group has in place policies to manage the Group's exposure to fluctuation in the prices of the key raw materials used in the operations through close monitoring and buying ahead in anticipation of significant price increase, where possible. For market risk arising from changes in equity prices, the Group manages disposal of its investments to optimise returns on realisation.

35. FINANCIAL INSTRUMENTS (continued)

(e) Liquidity and cash flow risks

The Group actively managed its debt maturity profile, operating cash flows and the availability of the funding so as to ensure that all financing, repayment and funding needs are met. As part of overall prudent liquidity management, the Group endeavours to maintain sufficient levels of cash or cash convertible investments to meet its working capital requirements.

Fair values

The carrying amounts of financial assets and liabilities of the Group and the Company as at the end of the financial year approximated their fair values except as set out below:

	GROUP		COMPANY	
	Carrying amount	**Fair value**	**Carrying amount**	**Fair value**
2005				
Financial assets				
Investment in quoted shares	21,747	8,699	21,743	8,698
Investment in quoted warrants	859	220	859	220
Other investments	1,695	#	663	#
Financial liabilities				
Redeemable cumulative convertible preference shares	32,237	25,257	32,237	25,257
2004				
Financial assets				
Investment in quoted shares	21,747	8,645	21,743	8,644
Investment in quoted warrants	859	96	859	96
Other investments	1,674	#	663	#
Financial liabilities				
Redeemable cumulative convertible preference shares	32,237	24,235	32,237	24,235

It is not practical to estimate the fair value of the Group's other investments because of the lack of market information and the inability to estimate fair value without incurring excessive costs. However, the Group does not expect the carrying amounts to be significantly different from recoverable amounts.

35. **FINANCIAL INSTRUMENTS (continued)**

Fair values

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(i) Cash and cash equivalents, trade and other receivables/payables

The carrying amounts approximate fair values due to the relatively short term maturity of these financial instruments.

(ii) Quoted investments

The fair value of quoted shares is determined by reference to stock exchange quoted market bid prices at the close of the business on the balance sheet date.

The Directors are of the opinion that the excess of carrying amount of the quoted investments over their fair value at the balance sheet date is temporary in nature as the fair value of the net assets of the investee companies are not significantly different from the carrying amount of these quoted investments.

(iii) Investment in unquoted bonds

The fair value of the unquoted bonds has been determined by discounting the relevant cash flows using current interest rate for similar instrument at balance sheet date.

(iv) Amounts due from/(to) subsidiary and associated companies

It is not practical to estimate the fair values of amounts due from/(to) subsidiary and associated companies due principally to the lack of fixed repayment term between the parties involved and without incurring excessive costs. However, the Group does not anticipate the carrying amounts recorded at the balance sheet date to be significantly different from the values that would eventually be received or settled.

(v) Borrowings

The carrying amount of short term borrowings approximates fair value because of the short maturity period.

(vi) Redeemable cumulative convertible preference shares ("RCCPS")

The fair value is estimated by discounting the future cash flows of preference shares on the assumption that preference dividend will be declared every year and the RCCPS will be fully redeemed at par of RM0.01 per share with a premium of RM0.99 per RCCPS, 10 years from the date of issue of the RCCPS, based on the current market rate available to the Group for borrowing with similar maturity profile.

36. CORPORATE INFORMATION

(a) The Company is a public limited liability company, incorporated and domiciled in Malaysia and listed on the Main Board of Bursa Malaysia Securities Berhad.

(b) The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur and its principal place of business is located at Lot 1, Jalan Waja, Bukit Raja Industrial Estate, 41050 Klang, Selangor Darul Ehsan.

(c) The principal avtivity of the Company is investment holding.

(d) Number of employees

	GROUP		COMPANY	
	2005	**2004**	**2005**	**2004**
Total number of employees as at the end of the financial year	2,106	2,098	2	9

(e) The financial statements have been approved by the Board of Directors for issuance on 16 September 2005.

37. SIGNIFICANT EVENTS

During the financial year, the Group undertook the following proposals:

(a) The proposed disposal of 10% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng Lion"), a 55% owned subsidiary of Lion Rubber Industries Pte Ltd ("Lion Rubber"), by Lion Rubber, a 70% owned subsidiary of the Company, to Beijing Jing Cheng Zhanye Bio-Technology Co Ltd, had been terminated on 2 February 2005.

Lion Rubber and Silverstone Berhad ("SB"), a wholly-owned subsidiary of the Company, had on 2 February 2005 entered into a Sale and Purchase Agreement with Dong Feng Tyre Group Co Ltd ("DF Tyre") for the disposal of Lion Rubber's entire 55% equity interest in Dong Feng Lion for a cash consideration of Rmb1.00 and the settlement by DF Tyre of the inter-company balances due to Lion Rubber and SB by Dong Feng Lion amounting to Rmb91.05 million and Rmb11.15 million by cash payments of Rmb50 million and Rmb10 million respectively as full and final settlement of the inter-company balances. The disposal was completed on 2 March 2005.

(b) The Company had on 1 December 2004 completed the disposal of its entire 98% equity interest in Hamba Research & Development Co Ltd to Lion Diversified Holdings Berhad for a cash consideration of RM1.00.

(c) AMB Venture Sdn Bhd, a wholly-owned subsidiary of the Company, had on 25 November 2004 entered into a conditional Sale and Purchase of Shares Agreement with Lion Corporation Berhad ("LCB") and LCB Venture Pte Ltd ("LCBV"), a wholly-owned subsidiary of LCB, for the disposal of its entire 36.68% equity interest in Lion Asiapac Limited ("LAP") to LCBV, comprising 148,750,644 ordinary shares of SGD0.10 each and 148,750,644 warrants in LAP, for a total consideration of SGD32,725,142, to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to the Company at an issue price of RM1.31 per share. The disposal is currently pending the approvals from the relevant authorities.

37. SIGNIFICANT EVENTS (continued)

(d) The Company had on 31 January 2005 entered into a conditional Sale and Purchase of Shares Agreement with Lion Forest Industries Berhad ("LFIB") and Quay Class Ltd ("QCL"), a wholly-owned subsidiary of LFIB, for the disposal of its entire 100% equity interest in Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each fully paid, to QCL, including the assumption by QCL of the net inter-company balances due from the Group to SB at the completion date, for a total consideration of RM225 million, to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to the Company at an issue price of RM2.74 per share ("SB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments.

Upon receiving the SB Consideration Shares, the Company proposes to dispose of all the SB Consideration Shares via a proposed restricted offer for sale of the SB Consideration Shares to its eligible minority shareholders and/or proposed placement of the SB Consideration Shares to the members of the public. The disposal is currently pending the approvals from the relevant authorities.

(e) The Company had on 27 June 2005 entered into a Share Sale Agreement with Suzuki Motor Corporation and Suzuki Assemblers Malaysia Sdn Bhd for the disposal of its entire 49% equity interest in Lion Suzuki Marketing Sdn Bhd for a cash consideration of RM49.00. The disposal was completed on 7 September 2005.

38. SUBSEQUENT EVENT

The Company had on 1 September 2005 implemented an Executive Share Option Scheme ("ESOS") of up to 15% of the issued and paid-up share capital of the Company at any one time for the executive Directors and executive employees of the Company and its subsidiary companies which are not dormant, who meet the criteria of eligibility for participation as set out in the Bylaws of the ESOS.

STATEMENT BY THE DIRECTORS

We, **TAN SRI WILLIAM H.J. CHENG** and **PHANG WAI YEEN**, being two of the Directors of **SILVERSTONE CORPORATION BERHAD**, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 33 to 82 are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2005 and of the results, changes in equity and cash flows of the Group and of the Company for the financial year ended on that date.

Signed in accordance with a resolution of the Directors dated 16 September 2005

TAN SRI WILLIAM H.J. CHENG
Chairman

PHANG WAI YEEN
Managing Director

Kuala Lumpur

STATUTORY DECLARATION

I, **PHANG WAI YEEN**, the Director primarily responsible for the financial management of **SILVERSTONE CORPORATION BERHAD**, do solemnly and sincerely declare that the financial statements set out on pages 33 to 82 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the above-named **PHANG WAI YEEN** at Kuala Lumpur in the Federal Territory on 16 September 2005.

PHANG WAI YEEN

Before me

W-217
P. SETHURAMAN
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS TO THE MEMBERS OF SILVERSTONE CORPORATION BERHAD

We have audited the financial statements set out on pages 33 to 82. These financial statements are the responsibility of the Company's Directors. Our responsibility is to form an independent opinion, based on our audit, on these financial statements and to report our opinion, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility towards any other person for the content of this report.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

   (ii) the state of affairs of the Group and of the Company as at 30 June 2005 and of the results and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of subsidiary companies of which we have not acted as auditors are indicated in Note 12 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under Section 174 (3) of the Act.

Without qualifying our opinion, we draw attention to Note 1 to the financial statements concerning the portion of AMB Bonds and SPV Debts of the Group that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet its obligations.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

LIM KOK BENG
588/02/07(J)
Partner of the Firm

Kuala Lumpur

16 September 2005

LIST OF GROUP PROPERTIES

AS AT 30 JUNE 2005

Location	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/ Age of Building (Year)	Net Book Value (RM'000)	Date of Acquisition/ Valuation
Lot 243, Jalan Cinta Alam Country Heights 43000 Kajang, Selangor - HS(D) 19980 P.T. No. 12889 Mukim Kajang District Ulu Langat Selangor	Freehold	1,839 sq metres	Land	Vacant	1,218	08.11.1996
Lot No. 273 Mukim Teluk Panglima Garang Kuala Langat Selangor	Freehold	0.72 hectares	Land	Vacant	432	30.06.2005
Lost 5831, Kamunting Industrial Estate II 34600 Kamunting Perak	Leasehold 01.10.2088	12 hectares	Land and building	Office, factory and warehouse 14	52,691	March 2003
Lengkungan Perusahaan Kamunting 3 Kawasan Perusahaan Kamunting Raya 34600 Kamunting Perak	Leasehold 14.10.2097	4.07 hectares	Land and building	Office, factory and warehouse 7	7,004	March 2003
No. 38, Nanjing Shimenkan Zhengao Qiaocun Jiangsu, China	Leasehold 01.06.2026	3.3 hectares	Industrial land and building	Office, factory and warehouse 8 - 11	14,994	24.12.1995
281, Xicheng Road Wuxi, Jiangsu China	Leasehold 18.06.2025	10,600 sq metres	Industrial land and building	Office, factory and warehouse 7	2,534	19.06.1997
No. 2, Wuxi Xin Qu Xi Kun Bei Road Wuxi, Jiangsu China	Leasehold 30.12.2049	66,010 sq metres	Industrial land and building	Office, factory and warehouse 1	19,858	20.06.2003

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company had registered with the Securities and Exchange Commission of the United States of America, a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is SVTOY and its CUSIP number is 828457101.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 15 September 2005, none of the ordinary shares of the Company was deposited with MBB for the ADR Programme.

ANALYSIS OF SHAREHOLDINGS

Share Capital as at 15 September 2005

	Class of Shares	
	Ordinary	**Preference**
Par Value	: RM1.00 each	RM0.01 each
Authorised Share Capital	: RM499,650,000	RM350,000
Issued and Paid-up Capital	: RM338,535,410	RM322,367.88
Voting Rights	: One (1) vote per ordinary share	No voting right

Distribution of Shareholdings as at 15 September 2005

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 100	1,755	13.29	102,416	0.03
100 to 1,000	6,647	50.35	3,032,786	0.89
1,001 to 10,000	3,747	28.38	13,520,610	3.99
10,001 to 100,000	885	6.70	27,846,865	8.23
100,001 to less than 5% of issued shares	166	1.26	157,785,518	46.61
5% and above of issued shares	2	0.02	136,247,215	40.25
	13,202	100.00	338,535,410	100.00

Substantial Shareholders as at 15 September 2005

Substantial Shareholders	Direct Interest No. of Shares	Direct Interest % of Shares	Indirect Interest No. of Shares	Indirect Interest % of Shares
1. Tan Sri William H.J. Cheng	6,000	0.002	202,155,509	59.71
2. Datuk Cheng Yong Kim	1,963	0.0006	201,569,944	59.54
3. Lion Realty Pte Ltd	-	-	201,494,817	59.52
4. Lancaster Trading Company Limited	311,903	0.09	27,994,023	8.27
5. Utara Enterprise Sdn Bhd	-	-	27,994,023	8.27
6. William Cheng Sdn Bhd	238,248	0.07	27,994,023	8.27
7. Lion Holdings Sdn Bhd	20,021,180	5.91	7,972,843	2.36
8. Lion Development (Penang) Sdn Bhd	-	-	173,500,794	51.25
9. Horizon Towers Sdn Bhd	80,172	0.02	173,420,622	51.23
10. Umatrac Enterprises Sdn Bhd	63,749,586	18.83	-	-
11. Lion Corporation Berhad	2,700	0.0008	173,417,922	51.23
12. Amsteel Corporation Berhad	98,151,977	28.99	63,749,586	18.83
13. Timuriang Sdn Bhd	-	-	63,749,586	18.83
14. LDH (S) Pte Ltd	-	-	173,420,622	51.23
15. Lion Diversified Holdings Berhad	-	-	173,420,622	51.23
16. Amsteel Mills Sdn Bhd	11,349,148	3.35	162,071,474	47.87
17. Steelcorp Sdn Bhd	-	-	173,420,622	51.23
18. LLB Steel Industries Sdn Bhd	-	-	173,420,622	51.23
19. Lion Industries Corporation Berhad	-	-	173,420,622	51.23

Directors' interest in shares in the Company and its related companies as at 15 September 2005

Save and except for the following, the Directors' interest in shares in the Company and its related companies as at 15 September 2005 are the same as that of 30 June 2005 set out in the Directors' Report for the financial year ended 30 June 2005:

	Nominal Value per Ordinary Share	Indirect Interest	
		No. of Shares	% of Shares
The Company			
Tan Sri William H.J. Cheng	RM1.00	202,155,509	59.71
Datuk Cheng Yong Kim	RM1.00	201,569,944	59.54

Thirty Largest Registered Shareholders as at 15 September 2005

Registered Shareholders	No. of Shares	% of Shares
1. Amsteel Corporation Berhad	98,151,977	28.99
2. HLG Nominee (Tempatan) Sdn Bhd P&O Capital Sdn Bhd for Umatrac Enterprises Sdn Bhd	38,095,238	11.25
3. Merchant Nominees (Tempatan) Sendirian Berhad Pledged Securities Account for Lion Holdings Sdn Bhd	14,571,949	4.30
4. RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (ACB-B4)	14,392,500	4.25
5. Lembaga Tabung Angkatan Tentera	13,483,429	3.98
6. AMMB Nominees (Tempatan) Sdn Bhd AmTrustee Berhad for Amsteel Mills Sdn Bhd (7/974-1)	11,349,148	3.35
7. HDM Nominees (Asing) Sdn Bhd DBS Bank Ltd	6,965,367	2.06
8. Malaysian Trustees Berhad Silverstone Scheme	5,812,489	1.72
9. Mayban Nominees (Tempatan) Sdn Bhd Newcom International Limited for Lion Holdings Sdn Bhd (230518)	5,755,000	1.70
10. Tirta Enterprise Sdn Bhd	5,273,437	1.56
11. Kwan Sow Tung @ Kwan Sau Tung	4,358,233	1.29
12. Tidycorp Holdings Limited	3,417,873	1.01
13. RC Nominees (Asing) Sdn Bhd BNP Paribas (Labuan Branch)	3,291,214	0.97
14. RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (ACB-B3)	2,982,877	0.88
15. Gan Seong Liam	2,890,600	0.85
16. HDM Nominees (Tempatan) Sdn Bhd P & O Capital Sdn Bhd for Umatrac Enterprises Sdn Bhd	2,790,000	0.82
17. Tan Onn Poh	2,574,414	0.76
18. Cartaban Nominees (Asing) Sdn Bhd WestLB AG	2,321,635	0.69
19. RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (ACB-B2)	2,111,571	0.62
20. JF Apex Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Liew Hon Kong (Margin)	1,827,600	0.54

Thirty Largest Registered Shareholders as at 15 September 2005 (continued)

Registered Shareholders	No. of Shares	% of Shares
21. Lee Boon Yeow	1,800,000	0.53
22. Teh Kok Seng	1,800,000	0.53
23. Joseph Wong @ Wong Kam Fun	1,700,000	0.50
24. Chee Kim Hoon	1,641,074	0.48
25. RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (ACB-B5)	1,577,400	0.47
26. HSBC Nominees (Asing) Sdn Bhd Bank of America, National Association, Labuan Branch	1,418,795	0.42
27. Chia Wai Kee	1,203,916	0.36
28. Citigroup Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Low Geok Eng (470427)	1,203,916	0.36
29. RHB Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (ACB-B1)	1,140,000	0.34
30. Lee Cheow Tong	1,070,000	0.32

MATERIAL CONTRACTS
INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

1. Conditional Sale and Purchase of Shares Agreement dated 25 November 2004 among AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of the Company, of the first part, LCB Venture Pte Ltd ("LCBV"), a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), of the second part, and LCB of the third and last part, all of which are companies wherein certain Directors and major shareholders of the Company have an interest, for LCBV to acquire 148,750,644 ordinary shares of SGD0.10 each and 148,750,644 warrants in Lion Asiapac Limited from AMBV for a purchase consideration of SGD32,725,142.00 (equivalent to RM75,595,078.00) to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to the Company at an issue price of RM1.31 per share.

2. Conditional Sale and Purchase of Shares Agreement dated 31 January 2005 and the Supplemental Agreement dated 19 April 2005 among the Company, Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), and LFIB, all of which are companies wherein certain Directors and major shareholders of the Company have an interest, for the disposal by the Company of its entire equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each to QCL, including the assumption by QCL of the net inter-company balances owing by the Company, its subsidiaries and associated companies to SB as at the completion date, for a total consideration of RM225,000,000.00 to be satisfied by the issuance of 26,500,000 new ordinary shares of RM1.00 each in LFIB to the Company at an issue price of RM2.74 per share ("SB Consideration Shares") and the balance of RM152,390,000.00 to be settled by way of deferred cash payments by QCL in the following manner:

   (a) RM20,000,000.00 on or before 15 December 2006;
   (b) RM35,000,000.00 on or before 15 December 2007;
   (c) RM35,000,000.00 on or before 15 December 2008; and
   (d) RM62,390,000.00 on or before 15 December 2009

   Upon receiving the SB Consideration Shares, the Company proposes to dispose of all the SB Consideration Shares by way of a proposed restricted offer for sale to the eligible minority shareholders of the Company (other than Tan Sri William H.J. Cheng and persons connected with him) and/or proposed placement to members of the public.

OTHER INFORMATION

(I) RECURRENT RELATED PARTY TRANSACTIONS

The aggregate value of transactions concluded during the financial year ended 30 June 2005 were as follows:

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(a) Motor vehicles related		
(i) The sale of motor vehicles	Lion Corporation Berhad Group ("LCB Group") (1)	11,466
	Amsteel Corporation Berhad Group ("Amsteel Group") (1)	53
		11,519
(ii) The purchase of spare parts, tyres, plastic parts, diesel, lubricants oil, component parts and related products	Lion Forest Industries Berhad Group ("LFIB Group") (1)	110
(iii) The purchase of motor vehicles	LCB Group (1)	1,630
(iv) The provision of service of motor vehicles and sale of spare parts	LCB Group (1)	94
	Lion Industries Corporation Berhad Group ("LICB Group") (1)	12
		106
(v) The obtaining of services of assembly of motor vehicles	LCB Group (1)	1,668
(vi) The obtaining of security services	Amsteel Group (1)	20
(vii) The sale of motorcycle cast iron parts and absorbers	Jincheng Group Co Ltd Group ("Jincheng Group") (2)	52,252
(b) Tyres		
(i) The sale of tyres, rubber compounds and related products and services	Amsteel Group (1)	545
	LCB Group (1)	240
		785
(ii) The purchase of petroleum, diesel, lubricants oil and related products	LFIB Group (1)	429
(iii) The sub-rental of sales office	LCB Group (1)	138
(iv) The obtaining of security services and motor vehicle services	Amsteel Group (1)	128
	LCB Group (1)	4
		132

(I) RECURRENT RELATED PARTY TRANSACTIONS (continued)

Nature of Recurrent Transactions	Related Parties	Amount RM'000
(v) The purchase of spare parts	Amsteel Group [1]	14
(c) Others		
(i) The provision of training and other related services	Amsteel Group [1]	5
	Lion Diversified Holdings Berhad Group [1]	6
	LCB Group [1]	126
	LFIB Group [1]	99
	LICB Group [1]	163
	Amalgamated Containers Berhad Group [1]	17
	Ributasi Holdings Sdn Bhd Group [3]	22
		438
(ii) The rental of office premises	LICB Group [1]	112
(iii) The obtaining of secretarial services	LCB Group [1]	33
(iv) The obtaining of storage services	Amsteel Group [1]	20
(v) The purchase of office equipment, furniture, computers and other industrial products	LCB Group [1]	126
	Amble Bond Sdn Bhd Group [3]	7
		133

Notes:

"Group" includes subsidiary and associated companies

(1) Company in which certain Directors and major shareholders of the Company have interests
(2) Major shareholder of a subsidiary of the Company
(3) Company in which certain Directors of the Company have interests

(II) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC")

The status of the various conditions imposed by the SC in its approval of the Group Wide Restructuring Scheme ("GWRS") are as follow:

(a) Status of Compliance on Restructuring of Organisational and Financial Management System

As mentioned in the previous years' Annual Report, the Group had strengthened its Organisational and Financial Management System through the recruitment of experienced and capable personnel to head the Group's operation and the streamlining of the management reporting system. Whilst the identification and recruitment of further specialised and skilled human resources is an ongoing process, the Group, as reported previously, had complied with all material recommendations by PricewaterhouseCoopers Consulting Sdn Bhd ("PwC") as set out in the Circular to Shareholders dated 9 January 2003. Summarised below are the current organisational and financial management structure.

1. Organisation Structure

As proposed by PwC, the Lion Group organisation structure is currently segregated into three (3) distinct levels covering the structure at the overall Group Management level, Public Listed Company ("PLC") Management level and also the structure at the various Key Operating Companies ("KOCs") level.

1.1 Group Management Structure

The Group Executive Chairman heads and oversees the Group's functions and his primary duties include, amongst others, the setting of overall strategic and business directions for the Lion Group to ensure shareholders values are achieved and also to ensure that the objectives of the GWRS are met. In the discharge of his duties, he is supported by the various high level committee including the Group Investment Committee and the Group Management Committee. Members of these committees comprise Group Directors, Group Executive Directors and the Managing Directors of the PLCs. The post of Group Finance Director is currently overseen by a Group Executive Director.

1.2 Silverstone Corporation Berhad ("SCB") Management Structure

The SCB management structure is headed by a well balanced and experienced Board of Directors. Reporting directly to the Board is the Managing Director ("MD") who is accountable for the financial performance and profitablility of SCB as well as the implementation of various strategic business plans and objectives of the SCB Group. Together with the Financial Controller, they are responsible for overseeing the divestment plan of the SCB Group. The Chief Executive Officer ("CEO") and General Managers of the various KOCs also report directly to the MD. The Board is also supported by the Audit Committee, the majority of whom are independent Directors. The Audit Committee is assisted by the internal audit function.

1.3 KOC Organisation Structure

Each KOC is headed by a CEO who is responsible for the operational and financial performance and profitability of the KOC. His team includes the Financial Controller and the heads of department of manufacturing, sales and marketing, management information system and human resources.

2. Financial Management

The recommendations from PwC to streamline the reporting processes for our China operations as well as to meet the stringent reporting requirements of the GWRS have largely been put in place via the enhancement in the reporting packages in terms of consistency and completeness. The management is also working closely with the Monitoring Accountants to ensure that SCB's financial performance is reported to its lenders in a timely and comprehensive manner.

The SCB Group's financial management system has been further strengthened following the establishment of the Corporate Risk Management framework which seeks to identify, evaluate, control and monitor various risk profiles faced by Group.

(II) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC") (continued)

(b) Status of Proposed Divestment Programme ("PDP")

(i) Status of assets to be divested

Stages of the assets to be divested	PDP (Per GWRS)	Completed up to Dec 2004	Divestment concluded subsequent to December 2004			
				Proceeds received/to be received (Jan - Dec 2005)		
			Concluded Sales Total	Actual Jan to June 2005	Projected for July to Dec 2005	Projected full year
	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a)+(b)
By 31 December 2002						
Non-listed shares in automotive industry companies **	54.7	54.7	-	-	-	-
By 31 December 2003						
Non-listed shares in automotive industry companies	83.8	-	-	-	83.8	83.8
By 31 December 2004						
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.5	-	-	6.1	6.1
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	13.4	13.4
	73.4					
By 31 December 2005						
Dong Feng Lion Tyre Co Ltd (refer to (ii) (3))	75.6	-	23.0	11.5	11.5	23.0
By 31 December 2006						
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-
	94.7					
Total	382.2	113.8	23.0	11.5	114.8	126.3

** The entire divestment proceeds of RM243.7 million was received by the Company, of which RM189 million had been utilised earlier by the Company to repay certain borrowings and to repay the Security Providers of Avenel Sdn Bhd.

(II) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC") (continued)

(b) Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed during the financial year and the details on the utilisation of the divestment proceeds received

The details of the assets divested during the financial year are as follows:

No.	Description of assets/busineses	Status		Utilisation	
		Received	Outstanding		
		RM'million	RM'million		RM'million
1.	Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million). The disposal was completed on 24 April 2003.	25.21	18.25 The outstanding balance will be paid in the following manner: Before 15 August 2005* 6.08 Before 15 August 2006 6.08 Before 15 August 2007 6.09 18.25 * As at 30 September 2005, the Group has yet to receive the amount due.	Repayment of borrowings Estimated expenses Gross proceeds RM25.09 million of the total amount received was utilised to redeem/repay the AMB Bonds/ SPV Debts whilst the balance of RM0.12 million is pending repatriation from China.	43.01 0.45 43.46
2.	Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million). The disposal was completed on 6 April 2004.	15.59	-	Repayment of borrowings Estimated expenses Gross proceeds RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance of RM9.65 million is pending repatriation from China.	15.56 0.03 15.59

(II) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC") (continued)

(b) Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed during the financial year and the details on the utilisation of the divestment proceeds received

The details of the assets divested during the financial year are as follows:

No.	Description of assets/busineses	Status		Utilisation	
		Received	Outstanding		
		RM'million	RM'million		RM'million
3.	Disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng Lion") by Lion Rubber Industries Pte Ltd ("Lion Rubber") to Dong Feng Tyre Group Co Ltd for a total cash consideration of Rmb1.00 (approximately RM0.46) ("Proposed 55% Disposal"). Settlement of inter-company balances due to Lion Rubber by Dong Feng Lion for a total cash consideration of Rmb50 million. The disposal was completed on 2 March 2005.	22.96	-	Repayment of borrowings	22.65
				Estimated expenses	0.31
				Gross proceeds	22.96
				RM22.96 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts.	

(iii) Plan to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts. However, in the event that the Group is unable to effect the divestment on time, lenders' consent will be sought to reschedule the redemption/repayment date of its AMB Bonds/SPV Debts.

(II) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC") (continued)

(c) Status of Issues Affecting the Joint-Venture Companies of Silverstone Corporation Berhad ("SCB") in the People's Republic of China ("PRC")

No.	Issues	Joint-Venture Company ("JV Co")	Steps taken or to be taken to resolve the Issues	Status as at 30 September 2005
1.	Land Use Right(s) ("LUR") and Property Ownership Right(s) ("POR") to be transferred by the PRC Party to the JV Co as PRC Party's contribution to the capital of the JV Co, in accordance with the terms of the joint venture agreement	Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding: 50%)	The Management of SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co: PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	Despite the Management of SCB Group's endeavour, this issue could not be resolved as at 11 March 2005.
2.	The amount of JV Co's capital had exceeded the authorised limit of the provincial Ministry of Commerce ("MOC") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, PRC.	Dong Feng Lion (SCB Group's equity holding: 45%)	Dong Feng Lion's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOC in Beijing through the provincial MOC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	By an agreement dated 2 February 2005, the SCB Group proposed to dispose of its 55% interest in Dong Feng Lion to the PRC Party, Dong Feng Tyre Group Co Ltd (formerly known as Dong Feng Tyre Factory). The proposed disposal was completed on 2 March 2005 whereupon Dong Feng Lion ceased to be a subsidiary of SCB and SCB is no longer affected by this issue.

Note : Lion Corporation Berhad and its subsidiary and Amsteel Corporation Berhad and certain of its subsidiaries were issued with Silverstone Corporation Berhad shares, to which the abovecaptioned issues relate, pursuant to the Group Wide Restructuring Scheme ("GWRS") involving Lion Corporation Berhad, Lion Industries Corporation Berhad, Silverstone Corporation Berhad and Amsteel Corporation Berhad which was implemented on 14 March 2003. Lion Corporation Berhad and Amsteel Corporation Berhad announced on 14 March 2005 that they did not suffer any loss as a result of the non-resolution of the above issues on the expiry of 24 months from the date of implementation of GWRS for the resolution of issues affecting the joint venture companies of Silverstone Corporation Berhad in the People's Republic of China.

(II) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC") (continued)

(d) Status of the Turnaround Exercise for Loss-Making Operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the perfomance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

Steps taken or to be taken	Status and progress	Overall effectiveness of the exercises
(a) Subsidiary company **Dong Feng Lion Tyre Co Ltd ("Dong Feng Lion")** The Group had on 2 March 2005 completed the disposal of the entire 55% equity interest in Dong Feng Lion to Dong Feng Tyre Group Co Ltd. Consequent thereto, Dong Feng Lion ceased to be a subsidiary company with effect from the same date.	-	-
(b) Associated companies **Nanjing Jincheng Machinery Co Ltd** (i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent perfomance target. (ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases. (iii) Maximisation of efficiency of existing production capabilities and divestment of idle assets.	(i) Implemented (ii) Implemented (iii) On-going	Overall operational efficiency has improved with the appointment of key management staff and the management team is focussing towards productivity and cost control. However, the increase in price of major raw materials, especially steel, aluminium and coal, had increased production costs and a loss was recorded for the financial year. Necessary steps have been undertaken by the management team to enable the company to return to its profitable position.

(II) STATUS OF CONDITIONS IMPOSED BY THE SECURITIES COMMISSION ("SC") (continued)

(d) Status of the Turnaround Exercise for Loss-Making Operations (continued)

Steps taken or to be taken	Status and progress	Overall effectiveness of the exercises
Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")		
With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise.	On-going	The sales volume of SAM Group has increased by 86% as compared to last year and SAM Group was able to turnaround to record RM11.5 million profit for the financial year.
The Company had on 7 September 2005 completed the disposal of its balance 49% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Assemblers Malaysia Sdn Bhd ("SAM").		
Consequent thereto, the Company shall have an indirect interest in LSM via the Company's 49% equity interest in SAM.		
(c) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turning them around.	On-going	Actions taken have resulted in significant improvement in operational effciencies and the management team is now more focussed towards productivity and cost control. Internal control procedures covering all areas of operation have been tightened whilst the timeliness and quality of management reports have been improved. The strengthening of the credit control function will enable the companies to reduce credit risks and improve its operating cash flow.

SILVERSTONE CORPORATION BERHAD
(Incorporated in Malaysia) (41515-D)

FORM OF PROXY

I/We ....

I.C. No./Company No. ....

of ....

being a member/members of SILVERSTONE CORPORATION BERHAD, hereby appoint ....

....

I.C. No. ....

of ....

or failing whom ....

I.C. No. ....

of ....

as my/our proxy to vote for me/us and on my/our behalf at the Twenty-Seventh Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 14 November 2005 at 10.45 am and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve Directors' fees		
3. To re-elect as Director, Y. Bhg. Datuk Cheng Yong Kim		
4. To re-elect as Director, Y. Bhg. Dato' Haji Hashim bin Saad		
5. To re-appoint as Director, Y. Bhg. Tan Sri Dato' Jaffar bin Abdul		
6. To re-appoint Auditors		
7. Authority to Directors to issue shares		
8. Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2005

Signed: ....

No. of shares: .... In the presence of: ....

Representation at Meeting:

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.
- Form of Proxy sent through facsimile transmission shall not be accepted.